

URBAN EDGE PROPERTIES

2022 ANNUAL REPORT



To Our Shareholders:

I am pleased to report that in 2022 Urban Edge achieved outstanding results on multiple levels. The company grew FFO as adjusted per share by 11% from the prior year, achieved same-property net operating income growth of 4.1%, set a company leasing record by executing over one million square feet of leases, and was named one of New Jersey's "Best Places to Work" by NJBIZ magazine.

This success is attributable to all our team members and to the many factors that differentiate Urban Edge from our peers. Chief among these is our portfolio of shopping centers concentrated in the New York metropolitan area, the most densely populated, supply constrained market in the country. Our portfolio benefits from having almost 210,000 people living within a three-mile radius of our centers, the highest average density within our peer group. We also have visibility to increase our net operating income by 18%, or $44 million annually, two-thirds of which is derived from executed leases with the remaining one-third from leases currently in negotiation – we believe the highest in our sector. Additional leasing opportunities will arise as new anchors open and the demand for surrounding shop space increases. Our balance sheet is strong and uniquely positioned with indebtedness solely attributable to non-recourse single-asset mortgages. We are the only shopping center REIT that carries no corporate debt.

Leasing, Leasing, Leasing

Every department in our company is critical to our growth, but leasing is the engine that drives the business. Achieving record volumes of leasing activity was a great accomplishment, and it is worth noting that cash leasing spreads for the year increased 12% above prior in-place rents. These spreads were driven by new leases from high quality tenants that include grocers, discounters, medical services and restaurants. This record leasing volume is a testament to the intrinsic value of our real estate and the talent of our team.

Our occupancy is increasing due to the quality of our portfolio and the continued demand from retailers. Our consolidated leased occupancy increased from 92% to 95% during the year; we have now set our sights on reaching 98%, a level we last attained in 2017. The viability of brick-and-mortar shopping may have been questioned prior to and during the COVID pandemic, but there is little debate today about the importance physical stores play in the real estate plans of leading retailers. In fact, foot traffic at our centers increased by more than 6% in 2022 as compared to pre-pandemic levels in 2019. Proximity to the customer matters as stores function in an increasing number of ways – in-store shopping, pick-up of online purchases and facilitating local deliveries.

Strategy and Capital Allocation

Our strategy is focused on improving retail real estate in our core first-ring suburban markets throughout the Washington, D.C.-to-Boston corridor. We are primarily doing this by enhancing our tenant mix with grocers and discounters and increasing customer traffic. We are also extracting value by creating new parcels in underutilized parking areas with sought-after quick-service restaurants and medical uses. In other cases, we are pursuing densification efforts to entitle land surrounding our properties with residential uses including land we own adjacent to Bergen Town Center. The in-fill, high-density nature of our portfolio lends itself to these opportunities and our team is laser focused on unlocking this value.

We are also reducing our general and administrative expenses to better leverage our management, leasing and development expertise. When we outlined our guidance for 2023, we noted that general and administrative expenses are expected to decline by 10% this year. We continue to evaluate ways to achieve more efficiencies and further streamline our decision making.

Given the significant increase in interest rates, we have adjusted our required return hurdles to reflect a higher cost of our capital and have ensured that new development and retenanting projects meet these new return thresholds. Currently, our development pipeline is comprised of $216 million of projects expected to generate an unleveraged return of 12%. Many of these investments are anchor repositioning projects that will upgrade the tenancy while benefiting the communities they serve. In 2022, we were pleased to see the opening of Uncle Giuseppe's, Chopt and Crumbl Cookies at Briarcliff Commons, Five Below at Bruckner, ShopRite and Marshalls at Huntington Commons, Kohl's at Bergen Town Center, and Five Below and Skechers at Tonnelle Commons. Similar projects slated for completion in 2023 include Sector Sixty6 at Las Catalinas, Aldi at Bruckner, Walgreen's at Montehiedra, CityMD at Briarcliff Commons and Total Wine at Cherry Hill. As these tenants come online, we anticipate our centers will attract new, vibrant and better junior anchor and shop tenants leading to additional NOI growth and cap rate compression.

There is perhaps no better example of seeing our strategy in action than looking at the past and the future of Bruckner Commons, a 500,000 square foot retail center located in the Bronx, New York. This multi-phased project started with the replacement of a lower quality, local grocer with the first ever ShopRite to enter the Bronx providing residents with high quality produce, meats, an in-store bakery and amenities not found in nearby properties. Late last year, we announced further upgrades to the center by signing a lease with Target to take 139,000 square feet of the two-level 187,000 square foot space previously occupied by Kmart. Coupled with the façade renovation completed in 2021 and the opening of Aldi and Five Below at The Shops at Bruckner next door, we are now well on our way to creating a greatly enhanced retail destination in one of the most densely populated trade areas in New York. In 2025, when Target is expected to open its doors, the transformation will be complete, and it will have covered every aspect of Urban Edge's strategy - accretive investment of our capital, rent growth from adjacent renewals and new leases, an improved and better mix of retailers, and a positive investment in the community. We are excited to watch Bruckner Commons grow, and to duplicate this success in other projects across the portfolio.

Balance Sheet Stewardship

Running our business with a strong balance sheet has always been a fundamental pillar of our strategy, and we remain committed to doing so in the future. We have significant liquidity in place to not only withstand economic impacts but also to ensure we have capital to deploy if accretive opportunities arise. Our total liquidity as of December 31, 2022 was $929 million, comprised of $129 million in cash and $800 million available under our undrawn line of credit. Our use of non-recourse mortgage financing protects our balance sheet as the risk associated with each piece of debt can be individually measured against the operating income and value attached to it on a property-by-property basis. This strategy proved to be valuable in 2020 when we were able to negotiate debt reductions of $93 million on our two properties in Puerto Rico.

Our mortgage maturity profile over the next three years is very manageable. We anticipate announcing the successful refinancing of Bergen Town Center's $300 million mortgage in April. Assuming completion of that refinancing, only $225 million of maturities will be coming due through 2025, representing less than 15% of our total debt, which we believe is the lowest percentage among our peer group. These mortgages are on assets that are performing well with growing cash flows, and we expect multiple lending sources will be candidates to refinance them as we get closer to their respective maturity dates. In addition to focusing on the maturity profile of our debt, we are also mindful of our overall leverage levels. As of December 31, 2022, our net debt to adjusted EBITDAre was 6.9x. We expect this to decline to 6.5x as gross rents embedded in our signed but not opened pipeline commence and we grow net operating income from leases under negotiation.

ESG

We continue to make excellent progress advancing initiatives related to our environmental, social and governance goals. On the energy front, we are using environmental management systems to help us achieve our goals and have established ambitious short and medium-term targets to reduce our scope 1 and 2 greenhouse gas emissions by 30% before 2025 and by 50% before 2030 from a 2015 base year. Our investment in social programs, training and benefits is having a positive impact on our employees as we expand health and wellness programs, introduce new diversity, equity and inclusion policies and focus on developing our team members with skills that help them both professionally and personally. Our commitment to sound governance practices has resulted in the continued refreshment of our Board of Trustees as discussed further below. We are proud of our accomplishments in this area and look forward to a continued open and transparent communication process to convey our progress on ESG initiatives.

Resiliency of Shopping Centers

On a macro level, the shopping center industry has remained resilient in the face of economic uncertainty and higher inflation. The store is where retailers generate their highest profits and retailers have recognized the importance of brick-and-mortar stores and the critical role the store plays in omnichannel fulfillment. This has led many retailers to expand their store count, driving U.S. shopping center vacancy to its lowest level since 2007 according to Cushman & Wakefield. This low level of market vacancy is expected to be a positive catalyst for future leasing opportunities and will drive higher occupancy and rents.

Tenant turnover remains an expected part of our business. Notable at-risk tenants in our portfolio include Bed Bath & Beyond, Regal Cinemas, and Party City which collectively represent less than 1.6% of our total base rent. Should these retailers vacate our properties, we expect to have numerous backfill opportunities to replace them at higher rents with a variety of sought-after tenants including grocers and leading discounters. We have a proven skillset to upgrade and enhance our properties via anchor retenanting projects, as we have completed a number of transformational upgrades over the last several years. Once we complete our redevelopments underway, nearly 70% of our portfolio value will have undergone a substantial repositioning and will require less capital in the future. These property upgrades have resulted in stronger, more stable cash flows as we have focused on tenant quality and improved co-tenancy as part of our releasing efforts. In fact, 65% of our assets are anchored by grocers, 10% by Home Depot or Lowe's and 7% by industrial and self-storage uses, with the remaining 18% anchored by discounters such as T.J. Maxx, Burlington, and Ross. We believe the strength of our tenancy will provide great stability even in the face of a recessionary environment.

Growing Our Talent Base

I am delighted that Jeff Mooallem, our new Chief Operating Officer, started with us in January. An exceptionally talented real estate executive, Jeff has broad-based experience developing, leasing, and acquiring retail real estate. During his more than twenty-five years in the industry, he has developed a proven track record which I witnessed firsthand during our time together at Equity One. Jeff oversaw all aspects of the West Coast division during the four years we worked together, and he is excited to grow the value of our portfolio here at Urban Edge.

I am proud to report on a number of key promotions throughout our team. Scott Auster, our Head of Leasing, was named Executive Vice President. Scott was the captain of the team that produced the record leasing results I highlighted earlier. On our accounting and finance team, Andrea Drazin was promoted to Chief Accounting Officer, Etan Bluman was promoted to Senior Vice President of Finance and Investor Relations and Rob Vergara was promoted to Senior Vice President of Property Accounting. I'd also like to recognize Josh Birns, Vice President of Leasing, who was awarded employee of the year for 2022. Josh was a significant contributor to the record leasing volumes we achieved and is also an exemplary team player and well-rounded deal maker who understands the value of building tenant relationships.

All these individuals share a passion to meet the highest standards and have been outstanding leaders in their respective departments.

Board Refreshment

We have an extremely talented, experienced and engaged Board of Trustees. Over the last year and a half, the Board undertook a refreshment effort by rotating committee responsibilities, improving governance and adding diversity. Our newest board members include Norm Jenkins, Kathy Sandstrom, Mary Baglivo and Katy Rice. The exceptional depth and breadth of experience these board members provide will certainly be a benefit to all our stakeholders given their real estate, capital markets, leadership, ESG and investment expertise.

Thank You, Mr. Roth

Steven Roth will not be running for re-election for the 2023-2024 board term. Mr. Roth's unparalleled drive and vision served as the foundation for creating Urban Edge via the spinoff of its shopping center portfolio from Vornado in 2015. Steve's knowledge of our portfolio and our markets proved invaluable during his service. Steve's unique ability to identify and focus on the most important issues facing our business will be missed. He has assured us that he will continue to be available for advice and consultation, and we intend to take him up on that. I will always be thankful for the time, advice and mentorship he has provided to me.

Well Positioned for the Future

The strong results we produced in 2022 – including significant growth in earnings, NOI and occupancy during the year - have positioned Urban Edge well for the future. We expect to achieve meaningful earnings growth in the years ahead fueled by income from leases signed but not yet opened and the added contribution from leases under negotiation. We look forward to providing more detail on our three-year plan and our longer-term growth targets in the near future.

We will remain disciplined in our capital allocation approach and look forward to finding additional opportunities to create value for our investors. While headlines continue to highlight uncertainty in the macro economy, we take comfort in the quality of our portfolio and believe we are well positioned to achieve attractive growth based on the strength of our real estate and tenancy.

In closing, our achievements this past year are the result of the determination and resiliency of the Urban Edge team. We are proud of the culture and spirit of teamwork that exists within our organization, and we thank all our employees for their contributions.

To you, our shareholders, we greatly appreciate the support and trust you have provided to us and thank you for being an investor in Urban Edge.

Sincerely,

Jeffrey S. Olson
Chairman and Chief Executive Officer
March 17, 2023

FORWARD-LOOKING STATEMENTS

Certain statements contained herein constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future performance. They represent our intentions, plans, expectations and beliefs and are subject to numerous assumptions, risks and uncertainties. Our future results, financial condition, business and targeted occupancy may differ materially from those expressed in these forward-looking statements. You can identify many of these statements by words such as "approximates," "believes," "expects," "anticipates," "estimates," "intends," "plans," "would," "may" or other similar expressions in this Press Release. Many of the factors that will determine the outcome of forward-looking statements are beyond our ability to control or predict and include, among others: (i) the economic, political and social impact of, and uncertainty relating to, the ongoing COVID-19 pandemic and related COVID-19 variants; (ii) the loss or bankruptcy of major tenants; (iii) the ability and willingness of the Company's tenants to renew their leases with the Company upon expiration and the Company's ability to re-lease its properties on the same or better terms, or at all, in the event of non-renewal or in the event the Company exercises its right to replace an existing tenant; (iv) the impact of e-commerce on our tenants' business; (v) macroeconomic conditions, such as rising inflation and disruption of, or lack of access to, the capital markets, as well as potential volatility in the Company's share price; (vi) the Company's success in implementing its business strategy and its ability to identify, underwrite, finance, consummate and integrate diversifying acquisitions and investments; (vii) changes in general economic conditions or economic conditions in the markets in which the Company competes, and their effect on the Company's revenues, earnings and funding sources, and on those of its tenants; (viii) increases in the Company's borrowing costs as a result of changes in interest rates, rising inflation, and other factors, including the discontinuation of USD LIBOR, which is currently anticipated to occur in 2023; (ix) the Company's ability to pay down, refinance, restructure or extend its indebtedness as it becomes due and potential limitations on the Company's ability to borrow funds under its existing credit facility as a result of covenants relating to the Company's financial results; (x) potentially higher costs associated with the Company's development, redevelopment and anchor repositioning projects, and the Company's ability to lease the properties at projected rates; (xi) the Company's liability for environmental matters; (xii) damage to the Company's properties from catastrophic weather and other natural events, and the physical effects of climate change; (xiii) the Company's ability and willingness to maintain its qualification as a REIT in light of economic, market, legal, tax and other considerations; (xiv) information technology security breaches; (xv) the loss of key executives; and (xvi) the accuracy of methodologies and estimates regarding our environmental, social and governance ("ESG") metrics, goals and targets, tenant willingness and ability to collaborate towards reporting ESG metrics and meeting ESG goals and targets, and the impact of governmental regulation on our ESG efforts. For further discussion of factors that could materially affect the outcome of our forward-looking statements, see "Risk Factors" in Part I, Item 1A, of the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for any forward-looking statements included in this letter. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this letter. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances occurring after the date of this letter.

NON-GAAP FINANCIAL MEASURES

The Company uses certain non-GAAP performance measures, in addition to the primary GAAP presentations, as we believe these measures improve the understanding of the Company's operational results. We continually evaluate the usefulness, relevance, limitations, and calculation of our reported non-GAAP performance measures to determine how best to provide relevant information to the investing public, and thus such reported measures are subject to change. The Company's non-GAAP performance measures have limitations as they do not include all items of income and expense that affect operations, and accordingly, should always be considered as supplemental financial results. Additionally, the Company's computation of non-GAAP metrics may not be comparable to similarly titled non-GAAP metrics reported by other REITs or real estate companies that define these metrics differently and, as a result, it is important to understand the manner in which the Company defines and calculates each of its non-GAAP metrics. The following non-GAAP measures are commonly used by the Company and investing public to understand and evaluate our operating results and performance:

- FFO: The Company believes Funds From Operations ("FFO") is a useful, supplemental measure of its operating performance that is a recognized metric used extensively by the real estate industry and, in particular real estate investment trusts ("REITs"). FFO, as defined by the National Association of Real Estate Investment Trusts ("Nareit") and the Company, is net income (computed in accordance with GAAP), excluding gains (or losses) from sales of depreciable real estate and land when connected to the main business of a REIT, impairments on depreciable real estate or land related to a REIT's main business, earnings from consolidated partially owned entities and rental property depreciation and amortization expense. The Company believes that financial analysts, investors and shareholders are better served by the presentation of comparable period operating results generated from FFO primarily because it excludes the assumption that the value of real estate assets diminishes predictably. FFO does not represent cash flows from operating activities in accordance with GAAP, should not be considered an alternative to net income as an indication of our performance, and is not indicative of cash flow as a measure of liquidity or our ability to make cash distributions.

- FFO as Adjusted: The Company provides disclosure of FFO as Adjusted because it believes it is a useful supplemental measure of its core operating performance that facilitates comparability of historical financial periods. FFO as Adjusted is calculated by making certain adjustments to FFO to account for items the Company does not believe are representative of ongoing core operating results, including non-comparable revenues and expenses. The Company's method of calculating FFO as Adjusted may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

- NOI: The Company uses Net Operating Income ("NOI") internally to make investment and capital allocation decisions and to compare the unlevered performance of our properties to our peers. The Company believes NOI is useful to investors as a performance measure because, when compared across periods, NOI reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and disposition activity on an unleveraged basis, providing perspective not immediately apparent from net income. The Company calculates NOI using net income as defined by GAAP reflecting only those income and expense items that are incurred at the property level, adjusted for non-cash rental income and expense, and income or expenses that we do not believe are representative of ongoing operating results, if any. In addition, the Company uses NOI margin, calculated as NOI divided by total property revenue, which the Company believes is useful to investors for similar reasons.

- Same-property NOI: The Company provides disclosure of NOI on a same-property basis, which includes the results of properties that were owned and operated for the entirety of the reporting periods being compared, which total 69 properties for the quarters ended December 31, 2022 and 2021 and 68 properties for the years ended December 31, 2022 and 2021. Information provided on a same-property basis excludes properties under development, redevelopment or that involve anchor repositioning where a substantial portion of the gross leasable area ("GLA") is taken out of service and also excludes properties acquired or sold during the periods being compared. As such, same-property NOI assists in eliminating disparities in net income due to the development, redevelopment, acquisition or disposition of properties during the periods presented, and thus provides a more consistent performance measure for the comparison of the operating performance of the Company's properties. While there is judgment surrounding changes in designations, a property is removed from the same-property pool when it is designated as a redevelopment property because it is undergoing significant renovation or retenanting pursuant to a formal plan that is expected to have a significant impact on its operating income. A development or redevelopment property is moved back to the same-property pool once a substantial portion of the NOI growth expected from the development or redevelopment is reflected in both the current and comparable prior year period, generally one year after at least 80% of the expected NOI from the project is realized on a cash basis. Acquisitions are moved into the same-property pool once we have owned the property for the entirety of the comparable periods and the property is not under significant development or redevelopment. The Company has also provided disclosure of NOI on a same-property basis adjusted to include redevelopment properties. Same-property NOI may include other adjustments as detailed in the Reconciliation of Net Income to NOI and same-property NOI included in the tables accompanying this press release. We also present this metric excluding the collection of amounts previously deemed uncollectible.

- Earnings Before Interest, Taxes, Depreciation and Amortization for real estate ("EBITDAre") and Adjusted EBITDAre: EBITDAre and Adjusted EBITDAre are supplemental, non-GAAP measures utilized by us in various financial ratios. The White Paper on EBITDAre, approved by Nareit's Board of Governors in September 2017, defines EBITDAre as net income (computed in accordance with GAAP), adjusted for interest expense, income tax (benefit) expense, depreciation and amortization, losses and gains on the disposition of depreciated property, impairment write-downs of depreciated property and investments in unconsolidated joint ventures, and adjustments to reflect the entity's share of EBITDAre of unconsolidated joint ventures. EBITDAre and Adjusted EBITDAre are presented to assist investors in the evaluation of REITs, as a measure of the Company's operational performance as they exclude various items that do not relate to or are not indicative of our operating performance and because they approximate key performance measures in our debt covenants. Accordingly, the Company believes that the use of EBITDAre and Adjusted EBITDAre, as opposed to income before income taxes, in various ratios provides meaningful performance measures related to the Company's ability to meet various coverage tests for the stated periods. Adjusted EBITDAre may include other adjustments not indicative of operating results as detailed in the Reconciliation of Net Income to EBITDAre and Adjusted EBITDAre included in the tables accompanying this press release. The Company also presents the ratio of net debt (net of cash) to annualized Adjusted EBITDAre as of December 31, 2022, and net debt (net of cash) to total market capitalization, which it believes is useful to investors as a supplemental measure in evaluating the Company's balance sheet leverage. The presentation of EBITDAre and Adjusted EBITDAre is consistent with EBITDA and Adjusted EBITDA as presented in prior periods.

The Company believes net income is the most directly comparable GAAP financial measure to the non-GAAP performance measures outlined above. Reconciliations of these measures to net income have been provided in the tables that follow.

Reconciliation of Net Income to FFO and FFO as Adjusted

The following table reflects the reconciliation of net income to FFO and FFO as Adjusted for the years ended December 31, 2022 and 2021. Net income is considered the most directly comparable GAAP measure.

(in thousands, except per share amounts)	Year Ended December 31, 2022	Year Ended December 31, 2021
Net income	$ 47,339	$ 107,815
Less net (income) loss attributable to noncontrolling interests in:		
Operating partnership	(1,895)	(4,296)
Consolidated subsidiaries	726	(833)
Net income attributable to common shareholders	46,170	102,686
Adjustments:		
Rental property depreciation and amortization	97,460	91,468
Gain on sale of real estate	(353)	(18,648)
Real estate impairment loss	—	468
Limited partnership interests in operating partnership	1,895	4,296
FFO Applicable to diluted common shareholders	145,172	180,270
FFO per diluted common share[1]	1.19	1.48
Adjustments to FFO:		
Transaction, severance and litigation expenses[2]	4,938	861
Reinstatement of receivables arising from the straight-lining of rents, net	(384)	(1,216)
Real estate tax settlements related to prior periods[5]	(1,232)	—
Impact of lease terminations[3]	—	(44,540)
Tax impact of Puerto Rico transactions[4]	—	(1,137)
Tenant bankruptcy settlement income	(36)	(771)
FFO as Adjusted applicable to diluted common shareholders	$ 148,458	$ 133,467
FFO as Adjusted per diluted common share[1]	$ 1.21	$ 1.09
Weighted Average diluted common shares[1]	122,318	122,107

[1] Weighted average diluted shares used to calculate FFO per share and FFO as Adjusted per share for the years ended December 31, 2022 and 2021 are higher than the GAAP weighted average diluted shares as a result of the dilutive impact of Long-Term Incentive Plan ("LTIP") and Operating Partnership ("OP") units which may be redeemed for our common shares.

[2] Amount for the year ended December 31, 2022 includes $1.8 million of severance expense and $0.7 million of accelerated stock compensation expense related to the departure of certain executives of the Company in the fourth quarter of 2022. The remainder is related to non-routine litigation expenses and transaction costs.

[3] Amount reflects accelerated amortization of below-market intangible liabilities, net of the portion attributable to noncontrolling interests, for the year ended December 31, 2021.

[4] Amount for the year ended December 31, 2021 reflects final adjustments to local and state income taxes in connection with the debt transactions and legal entity reorganization at our malls in Puerto Rico in 2020.

[5] The real estate tax settlement adjustments related to prior periods totaled $1.4 million. The $1.2 million adjustment to FFO in calculating FFO as Adjusted is net of the portion attributable to the noncontrolling interest in Sunrise Mall.

Reconciliation of Net Income to NOI and Same-Property NOI

The following table reflects the reconciliation of net income to NOI, same-property NOI and same-property NOI including properties in redevelopment for the years ended December 31, 2022 and 2021. Net income is considered the most directly comparable GAAP measure.

(Amounts in thousands)	Year Ended December 31, 2022		Year Ended December 31, 2021	
Net income	$	47,339	$	107,815
Other income		(125)		(561)
Depreciation and amortization		98,432		92,331
General and administrative expense		43,087		39,152
Real estate impairment loss		—		468
Gain on sale of real estate		(353)		(18,648)
Interest income		(1,107)		(360)
Interest and debt expense		58,979		57,938
Income tax expense		2,903		1,139
Non-cash revenue and expenses		(8,257)		(55,463)
NOI		240,898		223,811
Adjustments:				
Tenant bankruptcy settlement income and lease termination income		(822)		(1,313)
Sunrise Mall net operating loss[5]		2,544		3,031
Real estate tax settlements related to prior periods[1]		(1,441)		—
Non-same property NOI and other[2]		(31,117)		(23,687)
Same-property NOI[3]	$	210,062	$	201,842
NOI related to properties being redeveloped		19,054		20,915
Same-property NOI including properties in redevelopment[4]	$	229,116	$	222,757

[1] NOI for the year ended December 31, 2022 includes $1.4 million of prior year real estate tax adjustments, inclusive of the portion attributable to noncontrolling interests, for the settlement of successful appeals.

[2] Non-same property NOI includes NOI related to properties being redeveloped and properties acquired or disposed in the period.

[3] Excluding the collection of amounts previously deemed uncollectible, the increase would have been 5.3% compared to the year ended December 31, 2021.

[4] Excluding the collection of amounts previously deemed uncollectible, the increase would have been 4.2% compared to the year ended December 31, 2021.

[5] Net operating loss at Sunrise Mall for the year ended December 31, 2022 includes real estate tax settlements of $1.3 million related to the current year. Excluding the impact of the current year real estate tax settlements, net operating loss for the year ended December 31, 2022 is $3.9 million.

Reconciliation of Net Income to EBITDAre and Adjusted EBITDAre

The following table reflects the reconciliation of net income to EBITDAre and Adjusted EBITDAre for the quarter and year ended December 31, 2022. Net income is considered the most directly comparable GAAP measure.

(Amounts in thousands)	Quarter Ended December 31, 2022		Year Ended December 31, 2022	
Net income	$	14,331	$	47,339
Depreciation and amortization		24,871		98,432
Interest and debt expense		15,468		58,979
Income tax expense		641		2,903
Gain on sale of real estate		—		(353)
Real estate impairment loss		—		—
EBITDAre		55,311		207,300
Adjustments for Adjusted EBITDAre:				
Transaction, severance and litigation expenses[1]		3,132		4,938
Reinstatement of receivables arising from the straight-lining of rents, net		(149)		(384)
Real estate tax settlements related to prior periods[2]		(1,441)		(1,441)
Tenant bankruptcy settlement income		—		(36)
Adjusted EBITDAre	$	56,853	$	210,377

[1] Amounts for the quarter and year ended December 31, 2022 include $1.8 million of severance expense and $0.7 million of accelerated stock compensation expense related to the departure of certain executives of the Company in the fourth quarter of 2022. The remainder is related to non-routine litigation expenses and transaction costs.

[2] Amount reflects $1.4 million of prior year real estate tax adjustments, inclusive of the portion attributable to noncontrolling interests, for the settlement of successful appeals.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-36523 (Urban Edge Properties)

Commission File Number: 333-212951-01 (Urban Edge Properties LP)

URBAN EDGE PROPERTIES

URBAN EDGE PROPERTIES LP

(Exact name of Registrant as specified in its charter)

Maryland	**(Urban Edge Properties)**	**47-6311266**
Delaware	**(Urban Edge Properties LP)**	**36-4791544**
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification Number)

888 Seventh Avenue,	**New York,**	**New York**	**10019**
(Address of Principal Executive Offices)			(Zip Code)

Registrant's telephone number, including area code: **(212) 956-2556**

Securities registered pursuant to Section 12(b) of the Act:

Urban Edge Properties

Title of Each Class	Trading symbol	Name of Each Exchange on Which Registered
Common Shares, $.01 par value per share	UE	New York Stock Exchange

Urban Edge Properties LP

Title of Each Class	Trading symbol	Name of Each Exchange on Which Registered
None	N/A	N/A

Securities registered pursuant to Section 12(g) of the Act:

Urban Edge Properties: None   **Urban Edge Properties LP: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Urban Edge Properties   Yes ☒ NO ☐   **Urban Edge Properties LP**   Yes ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Urban Edge Properties   YES ☐ No ☒   **Urban Edge Properties LP**   YES ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Urban Edge Properties   Yes ☒ NO ☐   **Urban Edge Properties LP**   Yes ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Urban Edge Properties   Yes ☒ NO ☐   **Urban Edge Properties LP**   Yes ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Urban Edge Properties:

Large Accelerated Filer ☒   Accelerated Filer ☐   Non-Accelerated Filer ☐   Smaller Reporting Company ☐   Emerging Growth Company ☐

Urban Edge Properties LP:

Large Accelerated Filer ☐   Accelerated Filer ☐   Non-Accelerated Filer ☒   Smaller Reporting Company ☐   Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act.

Urban Edge Properties ☐   **Urban Edge Properties LP** ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Urban Edge Properties ☒   **Urban Edge Properties LP** ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Urban Edge Properties   YES ☐   NO ☐   **Urban Edge Properties LP**   YES ☐   NO ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

Urban Edge Properties   YES ☐   NO ☐   **Urban Edge Properties LP**   YES ☐   NO ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Urban Edge Properties   YES ☐   NO ☒   **Urban Edge Properties LP**   YES ☐   NO ☒

As of June 30, 2022, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the Common Shares held by non-affiliates of the Registrant was approximately $1.9 billion based upon the last reported sale price of $15.21 per share on the New York Stock Exchange on such date.

As of February 3, 2023, Urban Edge Properties had 117,485,171 common shares outstanding. There is no public trading market for the common units of Urban Edge Properties LP. As a result, the aggregate market value of the common units held by non-affiliates of Urban Edge Properties LP cannot be determined.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates by reference information from certain portions of the Urban Edge Properties' definitive proxy statement for the 2023 annual meeting of shareholders to be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year covered by this Annual Report.

EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the year ended December 31, 2022 of Urban Edge Properties and Urban Edge Properties LP. Unless stated otherwise or the context otherwise requires, references to "UE" and "Urban Edge" mean Urban Edge Properties, a Maryland real estate investment trust ("REIT"), and references to "UELP" and the "Operating Partnership" mean Urban Edge Properties LP, a Delaware limited partnership. References to the "Company," "we," "us" and "our" mean collectively UE, UELP and those entities/subsidiaries consolidated by UE.

UELP is the entity through which we conduct substantially all of our business and own, either directly or through subsidiaries, substantially all of our assets. UE is the sole general partner and also a limited partner of UELP. As the sole general partner of UELP, UE has exclusive control of UELP's day-to-day management.

As of December 31, 2022, UE owned an approximate 96.1% ownership interest in UELP. The remaining approximate 3.9% interest is owned by other limited partners. The other limited partners of UELP are members of management, our Board of Trustees and contributors of property interests acquired. Under the limited partnership agreement of UELP, unitholders may present their common units of UELP for redemption at any time (subject to restrictions agreed upon at the time of issuance of the units that may restrict such right for a period of time). Upon presentation of a common unit for redemption, UELP must redeem the unit for cash equal to the then value of a share of UE's common shares, as defined by the limited partnership agreement. In lieu of cash redemption by UELP, however, UE may elect to acquire any common units so tendered by issuing common shares of UE in exchange for the common units. If UE so elects, its common shares will be exchanged for common units on a one-for-one basis. This one-for-one exchange ratio is subject to specified adjustments to prevent dilution. UE generally expects that it will elect to issue its common shares in connection with each such presentation for redemption rather than having UELP pay cash. With each such exchange or redemption, UE's percentage ownership in UELP will increase. In addition, whenever UE issues common shares other than to acquire common units of UELP, UE must contribute any net proceeds it receives to UELP and UELP must issue to UE an equivalent number of common units of UELP. This structure is commonly referred to as an umbrella partnership REIT, or UPREIT.

The Company believes that combining the annual reports on Form 10-K of UE and UELP into this single report provides the following benefits:

- enhances investors' understanding of UE and UELP by enabling investors to view the business as a whole in the same manner as management views and operates the business;
- eliminates duplicative disclosure and provides a more streamlined and readable presentation because a substantial portion of the disclosure applies to both UE and UELP; and
- creates time and cost efficiencies throughout the preparation of one combined report instead of two separate reports.

The Company believes it is important to understand the few differences between UE and UELP in the context of how UE and UELP operate as a consolidated company. The financial results of UELP are consolidated into the financial statements of UE. UE does not have any other significant assets, liabilities or operations, other than its investment in UELP, nor does it have employees of its own. UELP, not UE, generally executes all significant business relationships other than transactions involving the securities of UE. UELP holds substantially all of the assets of UE and retains the ownership interests in the Company's joint ventures. UELP conducts the operations of the business and is structured as a partnership with no publicly traded equity. Except for the net proceeds from equity offerings by UE, which are contributed to the capital of UELP in exchange for units of limited partnership in UELP, as applicable, UELP generates all remaining capital required by the Company's business. These sources may include working capital, net cash provided by operating activities, borrowings under the revolving credit agreement, the issuance of secured and unsecured debt and equity securities and proceeds received from the disposition of certain properties.

Shareholders' equity, partners' capital and noncontrolling interests ("NCI") are the main areas of difference between the consolidated financial statements of UE and UELP. The limited partners of UELP are accounted for as partners' capital in UELP's financial statements and as noncontrolling interests in UE's financial statements. The noncontrolling interests in UELP's financial statements include the interests of unaffiliated partners in consolidated entities. The noncontrolling interests in UE's financial statements include the same noncontrolling interests at UELP's level and limited partners of UELP. The differences between shareholders' equity and partners' capital result from differences in the equity issued at UE and UELP levels.

To help investors better understand the key differences between UE and UELP, certain information for UE and UELP in this report has been separated, as set forth below: Part II, Item 8. Financial Statements which includes specific disclosures for UE and UELP, and Note 14, Equity and Noncontrolling Interests and Note 16, Earnings Per Share and Unit.

This report also includes separate Part II, Item 9A. Controls and Procedures sections and separate Exhibits 31 and 32 certifications for each of UE and UELP in order to establish that the requisite certifications have been made and that UE and UELP are compliant with Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934 and 18 U.S.C. §1350.

URBAN EDGE PROPERTIES AND URBAN EDGE PROPERTIES LP
ANNUAL REPORT ON FORM 10-K
YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

FORWARD-LOOKING STATEMENTS

Certain statements contained herein constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future performance. They represent our intentions, plans, expectations and beliefs and are subject to numerous assumptions, risks and uncertainties. Our future results, financial condition, business and targeted occupancy may differ materially from those expressed in these forward-looking statements. You can identify many of these statements by words such as "approximates," "believes," "expects," "anticipates," "estimates," "intends," "plans," "would," "may" or other similar expressions in this Annual Report on Form 10-K. Many of the factors that will determine the outcome of forward-looking statements are beyond our ability to control or predict and include, among others: (i) the economic, political and social impact of, and uncertainty relating to, the ongoing COVID-19 pandemic and related COVID-19 variants; (ii) the loss or bankruptcy of major tenants; (iii) the ability and willingness of the Company's tenants to renew their leases with the Company upon expiration and the Company's ability to re-lease its properties on the same or better terms, or at all, in the event of non-renewal or in the event the Company exercises its right to replace an existing tenant; (iv) the impact of e-commerce on our tenants' business; (v) macroeconomic conditions, such as rising inflation and disruption of, or lack of access to, the capital markets, as well as potential volatility in the Company's share price; (vi) the Company's success in implementing its business strategy and its ability to identify, underwrite, finance, consummate and integrate diversifying acquisitions and investments; (vii) changes in general economic conditions or economic conditions in the markets in which the Company competes, and their effect on the Company's revenues, earnings and funding sources, and on those of its tenants; (viii) increases in the Company's borrowing costs as a result of changes in interest rates, rising inflation, and other factors, including the discontinuation of USD LIBOR, which is currently anticipated to occur in 2023; (ix) the Company's ability to pay down, refinance, restructure or extend its indebtedness as it becomes due and potential limitations on the Company's ability to borrow funds under its existing credit facility as a result of covenants relating to the Company's financial results; (x) potentially higher costs associated with the Company's development, redevelopment and anchor repositioning projects, and the Company's ability to lease the properties at projected rates; (xi) the Company's liability for environmental matters; (xii) damage to the Company's properties from catastrophic weather and other natural events, and the physical effects of climate change; (xiii) the Company's ability and willingness to maintain its qualification as a REIT in light of economic, market, legal, tax and other considerations; (xiv) information technology security breaches; (xv) the loss of key executives; and (xvi) the accuracy of methodologies and estimates regarding our environmental, social and governance ("ESG") metrics, goals and targets, tenant willingness and ability to collaborate towards reporting ESG metrics and meeting ESG goals and targets, and the impact of governmental regulation on our ESG efforts. For further discussion of factors that could materially affect the outcome of our forward-looking statements, see "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K for the year ended December 31, 2022. A reader should also review carefully our audited consolidated financial statements and the notes thereto included in this Report.

We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for any forward-looking statements included in this Annual Report on Form 10-K. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances occurring after the date of this Annual Report on Form 10-K.

PART I - FINANCIAL INFORMATION

ITEM 1. BUSINESS

The Company

Urban Edge Properties ("UE", "Urban Edge" or the "Company") (NYSE: UE) is a Maryland REIT that manages, develops, redevelops, and acquires retail real estate, primarily in the Washington, D.C. to Boston corridor. Urban Edge Properties LP ("UELP" or the "Operating Partnership") is a Delaware limited partnership formed to serve as UE's majority-owned partnership subsidiary and to own, through affiliates, all of our real estate and other assets. Our portfolio is currently comprised of 69 shopping centers, five malls and two industrial parks totaling approximately 17.2 million square feet ("sf") with a consolidated occupancy rate of 90.3%.

For additional information on recent business developments, see Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report on Form 10-K.

Company Strategies

Our goal is to be a leading owner and operator of retail real estate in major urban markets, with a focus on the Washington, D.C. to Boston corridor. We believe urban markets offer attractive acquisition and redevelopment opportunities resulting from high population density, strong demand from consumers, above average retailer sales trends, a limited supply of institutional quality assets and a large number of older, undermanaged assets that remain privately owned. We seek to create value through the following primary strategies:

Maximize the value of existing properties through proactive management. We intend to maximize the value of each of our assets through comprehensive, proactive management encompassing: continuous asset evaluation for highest-and-best-use; targeted leasing to desirable tenants; and efficient and cost-conscious day-to-day operations that minimize operating expenses and enhance property quality. Repurposing retail real estate with high-quality retailers, with a focus on grocers, and incorporating other uses including industrial, residential, self-storage, and medical, are increasingly important to our business plan. Leasing and asset management add value through:

- Monitoring retailer sales, merchandising, store operations, timeliness of payments, overall financial condition and related factors;

- Being consistently aware of each asset's competitive position within its trade area and recommending physical improvements or adjusting merchandising if circumstances warrant;

- Continuously canvassing trade areas to identify unique operators that can distinguish a property and enhance its offerings;

- Maintaining regular contact with the brokerage community to stay abreast of new merchants, potential relocations, new supply and overall trade area dynamics;

- Conducting regular portfolio reviews with key merchants;

- Building and nurturing deep relationships with tenant decision-makers;

- Focusing on spaces with below-market leases that might be recaptured;

- Understanding the impact of options, exclusives, co-tenancy and other restrictive lease provisions; and

- Optimizing required capital investment in every transaction.

Develop and redevelop assets to their highest and best use. Our existing portfolio presents considerable opportunity to generate additional income at attractive returns by redeveloping underutilized existing space, developing new space through expanding our properties and developing pad sites, and incorporating non-retail uses such as industrial, multifamily, office, self-storage and other uses. As of December 31, 2022, we have $216 million of active development, redevelopment, and anchor repositioning projects, of which $159.7 million remains to be funded. These projects are expected to generate an approximate 12% unleveraged yield. We will continue to explore opportunities throughout our portfolio to achieve similar upgrades in tenancy, to densify sites where feasible and to repurpose certain retail space to non-retail uses.

Invest in target markets. We intend to selectively deploy capital through acquisitions in our target markets that meet our criteria for risk-adjusted returns and enhance the overall quality of our existing portfolio. At the same time, we plan to sell assets that no longer meet our return requirements and strategic objectives. Investment considerations for acquisitions include:

- *Competition and Barriers-to-Entry*: We seek assets in underserved, high barrier-to-entry markets in densely populated, affluent trade areas. We believe that properties located in such markets present a more attractive risk-return profile relative to other markets.

- *Geography*: We focus primarily on the Washington, D.C. to Boston corridor. We intend to invest in our existing core markets, and, over time, may expand into new markets that have similar characteristics.

- *Environmental*: We consider asset sustainability and characteristics that are consistent with our environmental, social and governance ("ESG") plans and strategy for the future. Our due diligence process includes a full assessment of potential environmental risks associated with acquisitions.

- *Product*: We generally seek large properties that provide scale relative to the competition and optionality for redevelopment to meet the changing demands of the local community.

- *Tenancy*: We consider tenant mix, sales performance and related occupancy cost, lease term, lease provisions, omni-channel capabilities, susceptibility to e-commerce disruption and other factors. Our tenant base comprises a diverse group of merchants, including department stores, supermarkets, discounters, entertainment offerings, health clubs, DIY stores, in-line specialty shops, restaurants and other food and beverage vendors and service providers.

- *Rent*: We derive our revenue from fixed and variable rents from our tenants. We consider existing rents relative to market rents and target submarkets that have potential for market rent growth as evidenced by strong retailer sales performance.

- *Access and Visibility*: We seek assets with convenient access and good visibility.

- *Physical Condition*: We consider aesthetics, functionality, building and site conditions and environmental matters in evaluating asset quality.

Maintain capital discipline. We intend to keep our balance sheet flexible and capable of supporting growth. We expect to generate increasing levels of cash flow from internally generated funds and to have substantial borrowing capacity under our existing revolving credit agreement, general access to equity markets and from potential secured debt financing on our existing assets.

Environmental, Social and Governance Achievements, Initiatives, and Objectives

We seek to drive financial performance while engaging in environmentally and socially responsible business practices grounded in sound corporate governance. We believe that disclosure of our ESG practices allows our stakeholders to see our company holistically and understand its trajectory beyond fundamentals and financial metrics. We have an ESG Steering Committee (the "Steering Committee") comprised of executives, senior leadership and other personnel of the Company. The Steering Committee meets periodically and is focused on setting, implementing, tracking, measuring, and communicating our progress related to ESG initiatives. The Steering Committee has developed a comprehensive suite of environmental, social, and governance policies that inform and guide our ESG approach and drive our ESG goals forward. We have aligned our sustainability practices in accordance with the Global Reporting Initiative ("GRI") standards and commensurate with the Sustainability Accounting Standards Board ("SASB") and the Task Force on Climate-Related Financial Disclosures ("TCFD") frameworks. On an annual basis, we publish an ESG Report and complete a Global Real Estate Sustainability Benchmarks ("GRESB") submission to continue to measure our progress against peers. We routinely reassess our plans and policies to evaluate compliance with regional and national requirements as well as industry best practices.

Environmental

From an environmental perspective, we have implemented and plan to continue to implement policies and practices with the goal of supporting the continued reduction of energy (thereby reducing greenhouse gas emissions), water, and waste production across the portfolio. Initiatives we have taken include the installation of energy-efficient roofing, LED lighting retrofits, high efficiency HVAC systems, electric vehicle charging stations and waste recycling and management. Additionally, we continue to explore solar and alternative energy opportunities to further reduce our consumption and carbon footprint. We are committed to maintaining sustainable operations and believe that our long-term sustainability goals will provide positive financial and environmental outcomes for shareholders, tenants, employees and the communities in which we invest.

Social

Our community involvement includes donations to various charitable organizations, hospitals, and relief funds as well as food and clothing drives. Many of these organizations and drives directly benefit the people and neighborhoods in which our properties are located. During 2022, the Company joined the NCSY Relief Missions, a Northern New Jersey based youth organization, in an immersive community engagement effort to help those affected by recent hurricane damage in Puerto Rico, near our property The Outlets at Montehiedra. In addition, we continue to partner with organizations like Relief Access Program for the Bronx ("RAP4Bronx"), a non-profit organization responsible for delivering meals to those suffering from food insecurity in the Bronx. Our contributions towards RAP4Bronx include the donation of vacant space that serves as a warehouse and distribution hub for the organization, as well as monetary donations from the Company and our employees.

We believe that through our business, we are able to provide the communities in which we operate a welcoming and safe environment for our tenants and customers to connect and engage with one another. We are committed to providing a better shopping experience for our customers by spending capital to redevelop our centers, which also results in the creation of new jobs in construction and retail. Additionally, we are deliberate in our leasing approach by adding necessary retailers to neighborhoods lacking vital resources and those that appeal to the respective communities where the properties are located.

Governance

Our corporate governance standards and policies aim to promote ethical conduct, fair dealing, transparency and accountability. The Company is governed by a nine-member board comprised primarily of independent trustees. The Board of Trustees is focused on independence, diversity of thought, experience and ethical leadership, and is critical in the oversight of our risk-management processes. Additionally, we have three board committees made up of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee, each of which addresses risks specific to their respective functional responsibilities and works closely with the Board of Trustees. Our Corporate Governance Guidelines are re-evaluated annually, taking into account changing circumstances to ensure that the best interests of the Company and our shareholders are met. We maintain additional policies including our Code of Ethics, Conflict of Interest Policy, and Whistleblower Policy, on which all employees are trained.

We are subject to federal, state and local regulations, including environmental regulations. Each of our properties has been subjected to varying degrees of environmental assessment at various times. Based on these assessments, we have accrued costs for remediation for environmental contamination at certain properties. As of the date of this Report on Form 10-K, we are not aware of any material costs of complying with government regulations, including environmental regulations, that would have a material adverse effect on our overall business, financial condition or results of operations. See "Risks Related to Environmental Liability and Regulatory Compliance" in Part 1, Item 1A "Risk Factors" for further information regarding our risks related to government regulations.

Human Capital

At December 31, 2022, we had 115 employees. We believe that our people are our most valuable asset. Our future success will depend, in part, on our ability to continue to attract, hire, and retain qualified personnel. Accordingly, we strive to offer competitive salaries and employee benefits to all employees and monitor salaries in our market areas. We provide professional training and development workshops and aim to provide a workplace environment where employees are informed, engaged, feel empowered, and can succeed. Additionally, the Company launched a mentorship program designed to provide members of the team an opportunity to expand their knowledge and experience through one-on-one mentorship with an employee from another department. The goal of this initiative is to promote a culture of learning while providing opportunities for professional and personal growth.

Our employees enjoy subsidized health and wellness benefits, professional training and development workshops, ergonomic office equipment, telecommuting opportunities and policies encouraging work/life balance. We have created an employee wellness program which spans the entire year and focuses on five pillars of health and wellness, both inside and outside of the office. The areas of focus for this program include financial, emotional, physical, social and community wellness. Each month there is a theme with associated activities and employee incentives including the ability to earn additional money for health savings accounts.

We understand the importance of work/life balance and allow employees the flexibility to maintain a hybrid in-office and remote working schedule. We provide all employees with the equipment and resources necessary to work and perform their duties in a remote setting. We have implemented enhanced cleaning protocols within our offices and our properties to promote employee health and safety, which include cleaning and disinfecting high-touch surfaces daily, providing hand sanitizer and personal protective equipment such as face masks.

Diversity, equity and inclusion ("DE&I") initiatives are an integral part of our culture. We believe that a diverse workforce and an inclusive culture promotes growth, both personally and professionally, and is an important aspect in our ability to attract and retain talented employees. All employees are required to complete trainings on DE&I which cover a range of topics including best practices and education on unconscious bias. We aim to create an equitable workplace for all, and our CEO has signed the CEO Diversity and Inclusion Action Pledge on behalf of our Company, joining thousands of other CEOs and peers across the country to cultivate a trusting environment where our employees feel comfortable and are empowered to have discussions about diversity and inclusion. As a part of this pledge, the Company has created a Days of Understanding initiative which provides different platforms such as a book club or a movie screening as a way to encourage our team to have open discussions on issues of diversity, equity and inclusion. This program is designed to allow employees to not only gain a better understanding of culture issues tied to race, gender, and sexual orientation, but also drive engagement, build camaraderie, and learn from different perspectives.

Our efforts, like those mentioned above, are some of the many reasons Urban Edge Properties was named one of the best places to work in New Jersey by NJBIZ Magazine in 2022. The annual program identifies and recognizes the best employers in the state of New Jersey.

Through our wellness and DE&I programs, health and safety protocols and town hall meetings with all employees, among other initiatives, we continually strive to provide a workplace environment where employees are informed, engaged, feel empowered and can succeed.

Further information on our corporate responsibility practices can be found on our website in the ESG section. The information on our website is not incorporated by reference in this Annual Report on Form 10-K.

Our headquarters are located at 888 Seventh Avenue, New York, NY 10019.

Significant Tenants

None of our tenants accounted for more than 10% of total revenues in any of the years ended December 31, 2022, 2021 and 2020. The Home Depot, Inc. is our largest tenant and accounted for approximately $21.4 million, or 5.4%, of our total revenue for the year ended December 31, 2022.

REIT Qualification

The Company elected to be taxed as a REIT under sections 856-860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with the filing of its 2015 tax return for its tax year ended December 31, 2015. So long as the Company qualifies as a REIT under the Code, the Company will not be subject to U.S. federal income tax on net taxable income that it distributes annually to its shareholders. If we fail to qualify as a REIT for any taxable year, we will be subject to federal income taxes at regular corporate rates and may not be able to qualify as a REIT for the four subsequent taxable years. The Company is subject to certain foreign and state and local income taxes, in particular income taxes arising from its operating activities in Puerto Rico, which are included in income tax expense in the consolidated statements of income and comprehensive income. In addition, the Company's taxable REIT subsidiary ("TRS") is subject to income tax at regular corporate rates.

Supplemental U.S. Federal Income Tax Considerations

The following discussion supplements and updates the disclosures under "Certain United States Federal Income Tax Considerations" in the prospectus dated August 15, 2022, contained in our Registration Statement on Form S-3 (File No. 333-266885) filed with the SEC on August 15, 2022. Capitalized terms herein that are not otherwise defined shall have the same meaning as when used in such disclosures (as supplemented).

On December 29, 2022, the Internal Revenue Service promulgated final Treasury Regulations under Sections 897, 1441, 1445, and 1446 of the Code that were, in part, intended to coordinate various withholding regimes for non-U.S. shareholders. The new Treasury Regulations provide that:

i. The withholding rules applicable to ordinary REIT dividends paid to a non-U.S. shareholder (generally, a 30% rate of withholding on gross amounts unless otherwise reduced by treaty or effectively connected with such non-U.S. shareholder's trade or business within the United States and proper certifications are provided) will apply to (a) that portion of any distribution paid by us that is not designated as a capital gain dividend, a return of basis or a distribution in excess of the non-U.S. shareholder's adjusted basis in its stock that is treated as gain from the disposition of such stock and (b) any portion of a capital gain dividend paid by us that is not treated as gain attributable to the sale or exchange of a U.S. real property interest by reason of the recipient not owning more than 10% of a class of our stock that is regularly traded on an established securities market during the one-year period ending on the date of the capital gain dividend.

ii. The withholding rules under FIRPTA will apply to a distribution paid by us in excess of a non-U.S. shareholder's adjusted basis in our stock, unless the interest in our stock is not a U.S. real property interest (for example, because we are a domestically controlled qualified investment entity) or the distribution is paid to a "withholding qualified holder." A "withholding qualified holder" means a qualified holder (as defined below) and a foreign partnership all of the interests of which are held by qualified holders, including through one or more partnerships.

iii. The withholding rules under FIRPTA will apply to any portion of a capital gain dividend paid to a non-U.S. shareholder that is attributable to the sale or exchange of a U.S. real property interest, unless it is paid to a withholding qualified holder.

In the case of FIRPTA withholding under clause (ii) above, the applicable withholding rate is currently 15%, and in the case of FIRPTA withholding under clause (iii) above the withholding rate is currently 21%. For purposes of FIRPTA withholding under clause (iii), whether a capital gain dividend is attributable to the sale or exchange of a U.S. real property interest is determined taking into account the general exception from FIRPTA distribution treatment for distributions paid to certain non-U.S. shareholders under which any distribution by us to a non-U.S. shareholder with respect to any class of stock which is regularly traded on an established securities market located in the United States is not treated as gain recognized from the sale or exchange of a U.S. real property interest if such non-U.S. shareholder did not own more than 10% of such class of stock at any time during the 1-year period ending on the date of such distribution. To the extent inconsistent, these Treasury Regulations supersede the discussion on withholding contained in the above-referenced disclosures (as supplemented) under the heading "*Certain United States Federal Income Tax Considerations—Taxation of Non-U.S. Shareholders*." However, if, notwithstanding these Treasury Regulations, we encounter difficulties in properly characterizing a distribution for purposes of the withholding rules, we may decide to withhold on such distribution at the highest possible U.S. federal withholding rate that we determine could apply.

The new Treasury Regulations also provide new guidance regarding qualified foreign pension funds. Accordingly, the last two sentences of the first paragraph under the heading "*Certain United States Federal Income Tax Considerations—Taxation of Non-U.S. Shareholders—Qualified Foreign Pension Funds*" are hereby deleted and replaced with the following:

Under Treasury Regulations, subject to the discussion below regarding "qualified holders," a "qualified controlled entity" also is not generally treated as a foreign person for purposes of FIRPTA. A qualified controlled entity generally includes a trust or corporation organized under the laws of a foreign country all of the interests of which are held by one or more qualified foreign pension funds either directly or indirectly through one or more qualified controlled entities.

Additionally, the following two paragraphs are added after the first paragraph under the heading "*Certain United States Federal Income Tax Considerations—Taxation of Shareholders and Potential Tax Considerations Relating to Their Investment in Common Shares or Preferred Shares—Taxation of Non-U.S. Shareholders—Qualified Foreign Pension Funds*":

Treasury Regulations further require that a qualified foreign pension fund or qualified controlled entity will not be exempt from FIRPTA with respect to dispositions of U.S. real property interests or REIT distributions attributable to the same unless the qualified foreign pension fund or qualified controlled entity is a "qualified holder." To be a qualified holder, a qualified foreign pension fund or qualified controlled entity must satisfy one of two alternative tests at the time of the disposition of the U.S. real property interest or the REIT distribution. Under the first test, a qualified foreign pension fund or qualified controlled entity is a qualified holder if it owned no U.S. real property interests as of the earliest date during an uninterrupted period ending on the date of the disposition or distribution during which it qualified as a qualified foreign pension fund or qualified controlled entity. Alternatively, if a qualified foreign pension fund or qualified controlled entity held U.S. real property interests as of the earliest date during the period described in the preceding sentence, it can be a qualified holder only if it satisfies certain testing period requirements.

Treasury Regulations also provide that a foreign partnership all of the interests of which are held by qualified holders, including through one or more partnerships, may certify its status as such and will not be treated as a foreign person for purposes of withholding under Code Section 1445 (and Code Section 1446, as applicable).

Available Information

Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, and amendments to those reports, as well as Reports on Forms 3, 4 and 5 regarding officers, trustees or 10% beneficial owners of us, filed or furnished pursuant to Section 13(a), 15(d) or 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge through our website (www.uedge.com) as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). Also available on our website are copies of our Audit Committee Charter, Compensation Committee Charter, Corporate Governance and Nominating Committee Charter, Code of Business Conduct and Ethics and Corporate Governance Guidelines. In the event of any changes to these charters or the code or guidelines, changed copies will also be made available on our website. Our website also includes other financial information, including certain non-GAAP financial measures, none of which is a part of this Annual Report on Form 10-K. Copies of our charters, code, guidelines, and filings under the Exchange Act are also available free of charge from us, upon request.

ITEM 1A. RISK FACTORS

Risk factors that may materially and adversely affect our business, results of operations and financial condition are summarized below. These risks have been separated into the following groups:

- Risks Related to Our Business and Operations;
- Risks Related to Our Liquidity and Indebtedness;
- Risks Related to Business Continuity;
- Risks Related to Environmental Liability and Regulatory Compliance;
- Risks Related to Our Status as a REIT;
- Risks Related to Our Organization and Structure; and
- Risks Related to An Investment in Our Common Shares.

The risks and uncertainties described herein may not be the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial, may also adversely affect our business. See "Forward-Looking Statements".

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

Inflation and related volatility in the economy could negatively impact our results of operations and our tenants.

Inflation in the United States accelerated in 2022 and may continue at an elevated level in the near-term. This increase, and any related impacts, including increased prices for consumer goods and higher interest rates and wages, and any fiscal or other policy interventions by the U.S. government in reaction to such events, could negatively impact our results of operations, and could also negatively impact our tenants' businesses. Most of our leases require tenants to pay their share of operating expenses, including common area maintenance, real estate taxes and insurance, although some larger tenants have capped the amount of these operating expenses they are responsible for under their lease. As a result, we believe that the structure of our leases reduces our exposure to increases in costs and operating expenses resulting from inflation. However, there can be no assurance that our tenants will be able to absorb these expense increases and be able to continue to pay us their portion of operating expenses, capital expenditures and rent. While our leases generally provide for fixed annual rent increases, high levels of inflation will likely outpace our contractual rent increases. As a result, our business, financial condition, results of operations, cash flows, liquidity and ability to satisfy our debt service obligations and to pay dividends and distributions to shareholders could be adversely affected over time. The duration and extent of any prolonged periods of inflation, and any related adverse effects on our results of operations and financial condition, remain unknown at this time.

Additionally, inflationary pricing may have a negative effect on the construction costs necessary to complete our development and redevelopment projects, including, but not limited to, costs of construction materials, labor and services from third-party contractors and suppliers. Certain mitigating factors and contingencies are built into our contracts; however, no assurance can be given that our efforts at mitigation will be successful. Higher construction costs could adversely impact our investments in real estate assets and expected yields on our redevelopment projects.

Actual or perceived threats associated with epidemics, pandemics or other public health crises, have had and could have a material adverse effect on our and our tenants' businesses, financial condition, results of operations, cash flow, liquidity, and ability to access the capital markets and satisfy debt service obligations.

Epidemics, pandemics or other public health crises, that impact economic and market conditions, particularly in the markets where our properties are located, and preventative measures taken to alleviate their impact, may have a material adverse effect on our and our tenants' businesses, financial condition, results of operations, liquidity, and ability to access capital markets and satisfy debt service obligations.

The actual and potential restrictions intended to prevent and mitigate such events have had, and could have in the future, additional adverse effects on our business, including with regards to:

- the ability and willingness of our tenants to renew their leases upon expiration, our ability to re-lease the properties on the same or better terms in the event of nonrenewal or in the event we exercise our right to replace an existing tenant, and obligations we may incur in connection with the replacement of an existing tenant;
- anticipated returns from development and redevelopment projects, which may experience delays due to supply-chain disruptions;
- the broader impact of epidemics, pandemics, or other public health crises and their effect on consumer behavior;

- our ability to pay down, refinance, restructure or extend our indebtedness as it becomes due or our ability to borrow funds under our credit facility as a result of covenants relating to our financial results; and

- the potential reduction in our operating effectiveness if key personnel become unavailable due to illness or other personal circumstances.

To the extent any of these risks and uncertainties adversely impact us in the ways described above or otherwise, they may also have the effect of heightening many of the other risks described in this section.

E-commerce may have an adverse impact on our tenants and our business.

E-commerce continues to gain popularity and growth in internet sales is likely to continue in the future. E-commerce could result in a downturn in the business of some of our current tenants and could affect the way other current and future tenants lease space. For example, the migration towards e-commerce has led many omnichannel retailers to prune the number and size of their traditional "brick and mortar" locations to increasingly rely on e-commerce and alternative distribution channels. Many tenants also permit merchandise purchased on their websites to be picked up at, or returned to, their physical store locations, which may have the effect of decreasing the reported amount of their in-store sales and the amount of rent we are able to collect from them (particularly with respect to those tenants who pay rent based on a percentage of their in-store sales). We cannot predict with certainty how growth in e-commerce will impact the demand for space at our properties or how much revenue will be generated at traditional store locations in the future. If the shift towards e-commerce causes declines in the "brick and mortar" sales generated by our tenants and/or causes our tenants to reduce the size or number of their retail locations in the future, our cash flow, financial condition and results of operations could be materially and adversely affected.

Retail real estate is a competitive business.

Competition in the retail real estate industry is intense. We compete with a large number of public and private retail real estate companies, including property owners and developers. We compete with these companies to attract customers to our properties, as well as to attract anchor, non-anchor and other tenants. We also compete with these companies for development, redevelopment and acquisition opportunities. Other owners and developers may attempt to take existing tenants from our shopping centers by offering lower rents or other incentives to compel them to relocate. This competition could have a material adverse effect on our ability to lease space and on the amount of rent and expense reimbursements that we receive.

We depend on leasing space to tenants on economically favorable terms and on collecting rent from tenants who ultimately may not be able to pay.

Our financial results depend significantly on leasing space in our properties to tenants on economically favorable terms. A majority of our income depends on the ability of our tenants to pay the full amount of rent and other charges due under their leases on a timely basis. Some of our leases provide for the payment, in addition to base rent, of additional rent above the base amount according to a specified percentage of the gross sales generated by the tenants and generally provide for reimbursement of real estate taxes and expenses of operating the property. Economic and/or competitive conditions may impact the success of our tenants' retail operations and therefore the amount of rent and expense reimbursements we receive from our tenants. While demand for our retail spaces has been strong, there can be no assurance in our ability to maintain our occupancy levels on favorable terms. Any reduction in our tenants' abilities to pay base rent, percentage rent or other charges on a timely basis will decrease our income, funds available to pay indebtedness and funds available for distribution to shareholders. If a tenant does not pay its rent, we might not be able to enforce our rights as landlord without delays and might incur substantial legal and other costs. During periods of economic adversity, there may be an increase in the number of tenants that cannot pay their rent and an increase in vacancy rates, which could materially and adversely affect our cash flow, financial condition and results of operations.

We may be unable to renew leases or relet space as leases expire on terms comparable to prior leases or at all.

If our tenants decide not to renew their leases upon their expiration, or if we exercise our right to replace an existing tenant, we may not be able to relet the space on terms comparable to prior leases or at all. Spaces that accounted for approximately 14.9% of physical occupancy were vacant as of December 31, 2022, excluding leases signed but not commenced. In addition, leases accounting for approximately 28% of our annualized base rent for the fiscal year ended December 31, 2022 are scheduled to expire within the next three years. Even if tenants do renew or we can relet the space, the terms of the renewal or reletting, taking into account among other things, the cost of improvements to the property and leasing commissions, may be less favorable than the terms in the expired leases. In addition, changes in space utilization by our tenants may impact our ability to renew or relet space without the need to incur substantial costs in renovating or redesigning the internal configuration of the relevant property. If we are unable to promptly renew the leases or relet the space at similar rates or if we incur substantial costs in renewing or reletting the space, our cash flow and ability to service debt obligations and pay dividends and other distributions to security holders could be adversely affected.

Bankruptcy or insolvency of tenants may decrease our revenues, net income and available cash.

From time to time, certain of our tenants have become insolvent or declared bankruptcy and other tenants may declare bankruptcy or become insolvent in the future. Tenants who file for bankruptcy protection have the legal right to reject any or all of their leases and close related stores. In the event that a tenant with a significant number of leases in our properties files for bankruptcy and rejects its leases, we could experience a significant reduction in our revenues, and we may not be able to collect all pre-petition amounts owed by that party, which may adversely affect our cash flow, financial condition and results of operations. The bankruptcy or insolvency of a major tenant at one of our properties could also negatively impact our ability to lease other existing or future vacancies at any such property. In addition, our leases generally do not contain restrictions designed to ensure the ongoing creditworthiness of our tenants. The bankruptcy or insolvency of a major tenant could result in a lower level of net income, which may adversely affect our cash flow, financial condition and results of operations and decrease funds available to pay our indebtedness or make distributions to shareholders.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" included in Part II, Item 7 in this Annual Report on Form 10-K and the Notes to Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

A significant number of our properties are located in the New York metropolitan area and are affected by the economic cycles there.

Because a significant number of our properties are located in the New York metropolitan area, we are particularly susceptible to adverse economic and other developments in that area. Notably, as of December 31, 2022, one of our New York metropolitan area properties, The Outlets at Bergen Town Center, in Paramus, NJ, generated in excess of 10% of our annualized base rent. Collectively, our New York metropolitan area properties in the aggregate generated approximately 73% of our annualized base rent as of December 31, 2022. Real estate markets are subject to economic downturns, and we cannot predict the economic conditions in the New York metropolitan area in either the short-term or long-term. Poor economic or market conditions in the New York metropolitan area may adversely affect our cash flow, financial condition and results of operations.

Some of our properties depend on anchor or major tenants and decisions made by these tenants, or adverse developments in the businesses of these tenants, could materially and adversely affect our business, results of operations and financial condition.

Some of our properties have anchor or major tenants that generally occupy larger spaces, sometimes pay a significant portion of a property's total rent and often contribute to the success of other tenants by drawing customers to a property. If an anchor or major tenant closes, such closure could adversely affect the property even if the tenant continues to pay rent due to the loss of the anchor or major tenant's drawing power. Additionally, closure of an anchor or major tenant could result in lease terminations by, or reductions in rent from, other tenants if the other tenants' leases have co-tenancy clauses that permit cancellation or rent reduction if an anchor tenant closes. Retailer consolidation, store rationalization, competition from internet sales and general economic conditions may decrease the number of potential tenants available to fill available anchor tenant spaces. As a result, in the event one or more anchor tenants were to leave one or more of our centers, we cannot be sure that we would be able to lease the vacant space on equivalent terms or at all. In addition, we may not be able to recover costs owed to us by the closed tenant. In certain cases, some anchor and non-anchor tenants may be able to terminate their leases if they do not achieve defined sales levels.

Development and redevelopment activities have inherent risks, which could adversely impact our cash flow, financial condition and results of operations.

We may develop or redevelop properties when we believe that doing so is consistent with our business strategy. As of December 31, 2022, we had 25 active redevelopment projects in which we have invested a total of approximately $56.3 million, and based on our current plans and estimates, we anticipate it will cost an additional $159.7 million to complete. We anticipate engaging in additional development and redevelopment activities in the future. In addition to the risks associated with real estate investments in general as described elsewhere, the risks associated with future development and redevelopment activities include:
- expenditure of capital and time on projects that may never be completed;
- failure or inability to obtain financing on favorable terms or at all;
- inability to secure necessary zoning or regulatory approvals;

- higher than estimated construction or operating costs, including labor and material costs;

- increased costs related to inflation, including higher costs of construction and financing;

- inability to complete construction on schedule due to a number of factors, including inclement weather, labor disruptions, construction delays, delays or failure to receive zoning or other regulatory approvals, acts of terror or other acts of violence, or natural disasters (such as fires, seismic activity or floods);

- significant time lag between commencement and stabilization resulting in delayed returns and greater risks due to fluctuations in the general economy, shifts in demographics and competition;

- decrease in customer traffic during the redevelopment period causing a decrease in tenant sales;

- inability to secure key anchor or other tenants at anticipated pace of lease-up or at all; and

- occupancy and rental rates at a newly completed project that may not meet expectations.

If any of the above events were to occur, they may hinder our growth and may have an adverse effect on our cash flow, financial condition and results of operations. In addition, new development and significant redevelopment activities, regardless of whether they are ultimately successful, typically require substantial time and attention from management.

We face significant competition for acquisitions of properties, which may reduce the number of acquisition opportunities available to us and increase the costs of these acquisitions.

The current market for acquisitions of properties in our core markets continues to be competitive. This competition may increase the demand for the types of properties in which we typically invest and, therefore, increase the prices paid for such acquisition properties. We also face significant competition for attractive acquisition opportunities from an indeterminate number of investors, including publicly-traded and privately-held REITs, private equity investors and institutional investment funds, some of which have greater financial resources, greater ability to borrow funds and the willingness to accept more risk than we can prudently manage, including risks with respect to the geographic proximity of investments and the payment of higher acquisition prices. This competition will increase if investments in real estate become more attractive relative to other forms of investment. Competition for investments may reduce the number of suitable investment opportunities available to us and may have the effect of increasing prices paid for such acquisition properties and, as a result, adversely affecting our ability to grow through acquisitions.

Our operating results at acquired properties may not meet our financial expectations.

Our ability to complete acquisitions on favorable terms and successfully operate or develop them is subject to the following risks:
- we may incur significant costs and divert management attention in connection with the evaluation and negotiation of potential acquisitions, including ones that are subsequently not completed;

- we may be unable to finance acquisitions on favorable terms and in the time period we desire, or at all;

- we may be unable to quickly and efficiently integrate new acquisitions, particularly the acquisition of portfolios of properties, into our existing operations;

- we may acquire properties that are not initially accretive to our results upon acquisition, and we may not successfully manage and lease those properties to meet our expectations; and

- we may acquire properties subject to liabilities and without any recourse, or with only limited recourse to former owners, with respect to unknown liabilities for clean-up of undisclosed environmental contamination, claims by tenants or other persons to former owners of the properties and claims for indemnification by general partners, trustees, officers and others indemnified by the former owners of the properties.

If we are unable to complete acquisitions on favorable terms, or efficiently integrate such acquisitions, our cash flow, financial condition and results of operations could be adversely affected.

It may be difficult to dispose of real estate quickly, which may limit our flexibility.

Real estate is relatively difficult to dispose of quickly. Consequently, we may have limited ability to promptly change our portfolio in response to changes in economic or other conditions. Moreover, our ability to dispose of, or finance real estate may be materially and adversely affected during periods of uncertainty or unfavorable conditions in the credit markets as we or potential buyers of our real estate may experience difficulty in obtaining financing. To dispose of low basis deferral or taxprotected properties efficiently we from time to time use like-kind exchanges, which are intended to qualify for non-recognition of taxable gain, but can be difficult to consummate and result in the property for which the disposed assets are exchanged inheriting their low tax bases and other tax attributes (including tax protection covenants). These challenges related to dispositions may limit our flexibility.

Many real estate costs are fixed, even if income from our properties decreases.

Our financial results depend primarily on leasing space in our properties to tenants on terms favorable to us. Costs associated with operating real estate, such as real estate taxes, insurance and maintenance costs, generally are not reduced even when a property is not fully occupied, rental rates decrease, or other circumstances cause a reduction in income from the property. As a result, cash flow from operations may be reduced if a tenant does not pay its rent or we are unable to rent our properties on favorable terms.

A number of properties in our portfolio are subject to ground or building leases; if we are found to be in breach of a ground or building lease or are unable to renew a ground or building lease, we could be materially and adversely affected.

A number of the properties in our portfolio are either completely or partially on land that is owned by third parties and leased to us pursuant to ground or building leases. Accordingly, we only own a long-term leasehold or similar interest in those properties. If we are found to be in breach of a ground or building lease and that breach cannot be cured, we could lose our interest in the improvements and the right to operate the property. In addition, unless we can purchase a fee interest in the underlying land or building or extend the terms of these leases before or at their expiration, as to which no assurance can be given, we will lose our interest in the improvements and the right to operate these properties. However, in certain cases, our ability to exercise such options is subject to the condition that we are not in default under the terms of the ground or building lease at the time that we exercise such options, and we can provide no assurance that we will be able to exercise our options at such time. If we were to lose the right to operate a property due to a breach or non-renewal of the ground or building lease, we would be unable to derive income from such property, which could materially and adversely affect us.

Our assets may be subject to impairment charges.

Real estate is carried at cost, net of accumulated depreciation and amortization. Our properties are individually reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the property may not be recoverable. An impairment exists when the carrying amount of an asset exceeds the aggregate projected future cash flows over the anticipated holding period on an undiscounted basis, taking into account the appropriate capitalization rate in determining a future terminal value. An impairment loss is based on the excess of the property's carrying amount over its estimated fair value. Recording an impairment charge results in an immediate reduction in our income in the period in which the charge is taken, which could materially and adversely affect our results of operations and financial condition.

RISKS RELATED TO OUR LIQUIDITY AND INDEBTEDNESS

Risks related to our outstanding debt.

We have historically used moderate levels of leverage and expect to continue to incur indebtedness to support our activities. As of December 31, 2022, our outstanding indebtedness was $1.7 billion, of which $159.2 million was variable rate indebtedness. If we are unable to obtain debt financing or refinance existing debt upon maturity on terms favorable to us, or at all, our financial condition and results of operations would likely be adversely affected. We have approximately $329 million of debt, with a weighted average interest rate of 3.7%, maturing within the next 12 months related to mortgage loans encumbering three of our properties. We are actively exploring our options to refinance them, however, there is no guarantee that we will be able to do so prior to their maturities or at rates that are favorable to us.

As of December 31, 2022, approximately 9% of our current outstanding debt bore interest at variable rates based on the London Interbank Offered Rate ("LIBOR"), Secured Overnight Financing Rate ("SOFR") or the Prime Rate, plus an applicable margin per the loan agreement. We are exposed to risks related to a potential rising interest rate environment for our current or any future variable interest rate debt. Interest expense on our variable rate debt at December 31, 2022 would increase by approximately $1.6 million annually for every 100-basis-point increase in interest rates. While we may enter into interest rate hedging transactions with counterparties, there can be no guarantee that the future financial condition of these counterparties will enable them to fulfill their obligations under such agreements.

In 2017, U.K. regulators announced that they intend to stop compelling banks to submit rates for the calculation of LIBOR after 2021. As a result, U.S. regulators identified SOFR as their preferred alternative to USD LIBOR in derivatives and other financial contracts. Additionally, while U.S. official guidance states that there should be no new LIBOR trading after December 31, 2021, we expect that USD LIBOR will continue to be published until June 30, 2023. We are not currently able to predict when LIBOR will cease to be available in the United States. When LIBOR is discontinued, the interest rates of our LIBOR-indexed debt following such event will be based on either alternate reference rates, such as SOFR, or agreed upon replacement rates. While such an event would not affect our ability to borrow or maintain already outstanding borrowings, it could result in higher interest rates or additional hedging costs.

If the cost or amount of our debt increases or we cannot refinance our debt in sufficient amounts or on acceptable terms, we are at risk of default on our obligations, which could have a material adverse effect on our company, including our ability to make distributions to our shareholders.

Covenants in our existing financing agreements may restrict our operating, financing, redevelopment, development, acquisition and other activities.

The mortgages on our properties contain customary covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to reduce insurance coverage. Our existing revolving credit facility contains, and any debt that we may obtain in the future may contain, customary restrictions, requirements and other limitations on our ability to incur indebtedness, including covenants (i) that limit our ability to incur debt based upon (1) our ratio of total debt to total assets, (2) our ratio of secured debt to total assets, (3) our ratio of earnings before interest, tax, depreciation and amortization ("EBITDA") to interest expense and (4) our ratio of EBITDA to fixed charges, and (ii) that require us to maintain a certain level of unencumbered assets to unsecured debt. Our ability to borrow is subject to compliance with these and other covenants. Failure to comply with our covenants could cause a default under the applicable debt instrument and we may then be required to repay such debt with capital from other sources or to give possession of a secured property to the lender. Under those circumstances, other sources of capital may not be available to us or may be available only on unattractive terms.

Defaults on secured indebtedness may result in foreclosure.

In the event that we default on mortgages in the future, either as a result of ceasing to make debt service payments or failing to meet applicable covenants, the lenders may accelerate the related debt obligations and foreclose and/or take control of the properties that secure their loans. As of December 31, 2022, we had $1.7 billion of secured debt outstanding and 34 of our properties were encumbered by secured debt. As of December 31, 2022, we were in compliance with all debt covenants. Further, for tax purposes, the foreclosure of a mortgage may result in the recognition of taxable income related to the extinguished debt without us having received any accompanying cash proceeds. As a result, since we are structured as a REIT, we may be required to identify and utilize sources for distributions to our shareholders related to such taxable income in order to avoid incurring corporate tax or to meet the REIT distribution requirements imposed by the Code.

We may not be able to obtain capital to make investments.

We depend primarily on external financing to fund the growth of our business because one of the requirements of the Code for a REIT is that it distributes at least 90% of its taxable income, excluding net capital gains, to its shareholders. There is a separate requirement to distribute net capital gains or pay a corporate level tax in lieu thereof. Our access to debt or equity financing depends on the willingness of third parties to lend to or to make equity investments and on conditions in the capital markets generally. There can be no assurance that new financing or other capital will be available or available on acceptable terms. The failure to obtain financing or other capital could materially and adversely affect our business, results of operations and financial condition. For information about our available sources of funds, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" included in Part II, Item 7 in this Annual Report on Form 10-K and the Notes to Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

RISKS RELATED TO BUSINESS CONTINUITY

Risks related to our malls in Puerto Rico.

Our two malls in Puerto Rico make up approximately 7% of our net operating income ("NOI") for the year ended December 31, 2022. Puerto Rico faces significant fiscal and economic challenges, including those resulting from natural disasters such as hurricanes and earthquakes, the recent COVID-19 pandemic, and its government filing for bankruptcy protection in 2017. These factors have led to an emigration trend of Puerto Rico residents to the United States and elsewhere over the last several years. The combination of these circumstances could result in less disposable income for the purchase of goods sold in our malls and the inability of merchants to pay rent and other charges. Any of these events could negatively impact our ability to lease space on terms and conditions we seek and could have a material adverse effect on our business and results of operations. As of December 31, 2022, we have individual, non-recourse mortgages on each of our Puerto Rico properties. We also have a limited corporate guarantee related to our mortgage on the Outlets at Montehiedra of $12.5 million that is reduced commensurate with the loan amortization schedule. As of December 31, 2022, our remaining exposure under the guarantee is $8.0 million, which will reduce to zero in approximately 3.8 years.

Natural disasters could have a concentrated impact on us.

We own properties near the Atlantic Coast and in Puerto Rico which are subject to natural disasters such as hurricanes, floods and storm surges. We also have two properties in California that could be impacted by earthquakes. As a result, we could become subject to business interruption, significant losses and repair costs, such as those we experienced from Hurricane Maria, which damaged and caused the temporary closure of our two properties in Puerto Rico. We maintain comprehensive, all-risk property and rental value insurance coverage on our properties, however losses resulting from a natural disaster may be subject to a deductible or not fully covered and such losses could adversely affect our cash flow, financial condition and results of operations.

Some of our potential losses may not be covered by insurance.

We maintain numerous insurance policies including for general liability, property, pollution, acts of terrorism, trustees' and officers', cyber security, workers' compensation and automobile-related liabilities. However, all such policies are subject to the terms, conditions, exclusions, deductibles and sub-limits, among other limiting factors. For example, our terrorism insurance policy excludes coverage for nuclear, biological, chemical or radiological terrorism events as defined by the Terrorism Risk Insurance Program Reauthorization Act.

Certain of the insurance premiums are charged directly to each of the properties but not all of the cost of such premiums are recovered. We are responsible for deductibles, losses in excess of insurance coverage, and the portion of premiums not reimbursable by tenants at our properties, which could be material.

We continue to monitor the state of the insurance market and the scope and costs of available coverage. We cannot anticipate what coverage will be available on commercially reasonable terms in the future and expect premiums across most coverage lines to increase in light of recent events. The incurrence of uninsured losses, costs or uncovered premiums could materially and adversely affect our business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" included in Part II, Item 7. in this Annual Report on Form 10-K and the Notes to Consolidated Financial Statements included in Part II, Item 8. in this Annual Report on Form 10-K.

Terrorist acts and shooting incidents could harm the demand for, and the value of, our properties.

Over the past several years, a number of highly publicized terrorist acts and shootings have occurred at domestic and international retail properties. In the event concerns regarding safety were to alter shopping habits or deter customers from visiting shopping centers, our tenants would be adversely affected as would the general demand for retail space. Additionally, if such incidents were to continue, insurance for such acts may become limited or subject to substantial cost increases. Such an incident at one of our properties, particularly one in which we generate a significant amount of revenue, could materially and adversely affect our business, results of operations and financial condition.

Our business and operations would suffer in the event of system failures.

Despite system redundancy, the implementation of security measures and the existence of a disaster recovery plan for our information technology ("IT") infrastructure, our systems are vulnerable to damages from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. We have placed reliance on third-party managed services to perform a number of IT-related functions and we may experience system difficulties related to our platform and integrating the services provided by third parties. If we experience a system failure or accident that causes interruptions in our operations, we could experience material and adverse disruptions to our business. We may also incur additional costs to remedy damages caused by such disruptions.

We face risks associated with security and cyber security breaches.

We face risks associated with security breaches, whether through cyber attacks or cyber intrusions over the internet, malware, computer viruses, attachments to emails, persons inside our organization or persons with access to systems, and other significant disruptions of our IT networks and related systems. Similarly, vendors from whom we receive outsourced IT-related services, including third-party platforms, face the same risks, which could in turn affect us. Our internal and outsourced IT networks and related systems are essential to the operation of our business and our ability to perform day to day operations.

A breach or significant and extended disruption in the functioning of our systems, including our primary website, may damage our reputation and cause us to lose customers, tenants and revenues, generate third-party claims, result in the unintended and/or unauthorized public disclosure or the misappropriation of proprietary, personal identifying and confidential information, and require us to incur significant expenses to address and remediate or otherwise resolve these kinds of issues, and we may not be able to recover these expenses in whole or in any part from our service providers, responsible parties, or insurance carriers which could have a material adverse effect on our business and operations.

RISKS RELATED TO ENVIRONMENTAL LIABILITY AND REGULATORY COMPLIANCE

We may be adversely affected by laws, regulations or other issues related to climate change.

We may become subject to laws or regulations related to climate change, which could cause our business, results of operations and financial condition to be impacted adversely. The federal government has enacted, and some of the states and localities in which we operate may enact, certain climate change laws and regulations or have begun regulating carbon footprints and greenhouse gas emissions. Although these laws and regulations have not had any known material adverse effects on our business to date, they could result in substantial costs, including compliance costs, increased energy costs, retrofit costs and construction costs, including monitoring and reporting costs, and capital expenditures for environmental control facilities and other new equipment. We have implemented strategies to support our continued effort to reduce energy and water consumption, greenhouse gas emissions, and waste production across our portfolio. We cannot predict how future laws and regulations, or future interpretations of current laws and regulations, related to climate change will affect our business, results of operations and financial condition. Additionally, the potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances in areas in which we operate. These may include changes to global weather patterns, which could include local changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperature averages or extremes. These impacts may adversely affect our properties, our business, financial condition and results of operations.

We may incur significant costs to comply with environmental laws and environmental contamination may impair our ability to lease and/or sell real estate.

Our operations and properties are subject to various federal, state and local laws and regulations concerning the protection of the environment including air and water quality, hazardous or toxic substances and health and safety. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances. The cost of any required remediation may exceed the value of the property and/or the aggregate assets of the owner or the responsible party. The presence of, or the failure to properly remediate, hazardous or toxic substances may adversely affect our ability to sell or lease a contaminated property or to use the property as collateral for a loan. We can provide no assurance that we are aware of all potential environmental liabilities; that any previous owner, occupant or tenant did not create any material environmental condition not known to us; that our properties will not be affected by tenants or nearby properties or other unrelated third parties; and that future uses or conditions, or changes in environmental laws and regulations will not result in additional material environmental liabilities to us.

Generally, our tenants must comply with environmental laws and meet remediation requirements. Our leases typically impose obligations on our tenants to indemnify us from any compliance costs we may incur as a result of the environmental conditions on the property caused by the tenant. If a lease does not require compliance or if a tenant fails to or cannot comply, we could be forced to pay these costs.

If not addressed, environmental conditions could impair our ability to sell or re-lease the affected properties in the future, or result in lower sales prices or rent payments, which could adversely impact our cash flow, financial condition and results of operations.

Increased scrutiny and changing expectations from investors, customers, employees, and others regarding our environmental, social and governance practices and reporting could cause us to incur additional costs, devote additional resources and expose us to additional risks, which could adversely impact our reputation, customer acquisition and retention, access to capital and employee retention.

Companies across all industries are facing increasing scrutiny related to their ESG practices and reporting. Investors, customers, employees, and other stakeholders have begun to focus increasingly on ESG practices and to place increasing importance on the implications and social cost of their investments, purchases, and other interactions with companies. With this increased focus and demand, public reporting regarding ESG practices is becoming more broadly expected. If our ESG practices and reporting do not meet investor, customer, or employee expectations, which continue to evolve, our reputation and tenant retention may be negatively impacted. Any disclosure we make may include our policies and practices on a variety of ESG matters, including corporate governance, environmental compliance, employee health and safety practices, human capital management, and workforce inclusion and diversity. It is possible that stakeholders may not be satisfied with our ESG reporting, our ESG practices or our speed of adoption. We could also incur additional costs and devote additional resources to monitor, report and implement various ESG practices. If we fail, or are perceived to be failing, to meet the standards included in any sustainability disclosure or the expectations of our various stakeholders, it could negatively impact our reputation, tenant and employee retention, and access to capital.

Compliance or failure to comply with the Americans with Disabilities Act, safety regulations or other requirements could result in substantial costs.

The Americans with Disabilities Act ("ADA") generally requires that public buildings, including our properties, meet certain federal requirements related to access and use by disabled persons. Noncompliance could result in the imposition of fines by the federal government or the award of damages to private litigants and/or legal fees to their counsel. We could be required under the ADA to make substantial alterations to, and capital expenditures at, one or more of our properties, including the removal of access barriers, which could materially and adversely affect our business, results of operations and financial condition.

Our properties are subject to various federal, state and local regulatory requirements such as state and local fire and life safety regulations. If we fail to comply with these requirements, we could incur fines or private damage awards. We do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures. If we incur substantial costs to comply with the ADA and any other legislation, our cash flow, financial condition and results of operations could be adversely affected.

RISKS RELATED TO OUR STATUS AS A REIT

We may fail to qualify or remain qualified as a REIT and may be required to pay income taxes at corporate rates.

Although we believe that we will remain organized and will continue to operate so as to qualify as a REIT for federal income tax purposes, we may fail to remain so qualified. Qualifications are governed by highly technical and complex provisions of the Code for which there are only limited judicial or administrative interpretations and that depend on various facts and circumstances that are not entirely within our control. In addition, legislation, new regulations, administrative interpretations or court decisions may significantly change the relevant tax laws and/or the federal income tax consequences of qualifying as a REIT. If, with respect to any taxable year, we fail to maintain our qualification as a REIT and do not qualify for relief under statutory relief provisions, we could not deduct distributions to shareholders in computing our taxable income and would have to pay federal income tax on our taxable income at regular corporate rates. If we had to pay federal income tax, the amount of money available to distribute to shareholders and pay our indebtedness would be reduced for the year or years involved, and we would no longer be required to make distributions to shareholders. In addition, we would also be disqualified as a REIT for the four taxable years following the year during which qualification was lost unless we were entitled to relief under the relevant statutory provisions.

REIT distribution requirements could adversely affect our liquidity and our ability to execute our business plan.

To qualify to be taxed as a REIT, and assuming that certain other requirements are also satisfied, we generally must distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, to our shareholders each year. U.S. federal corporate income tax does not apply to earnings that we distribute. To the extent that we satisfy this distribution requirement and qualify for taxation as a REIT, but distribute less than 100% of our REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains, we will be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our shareholders in a calendar year is less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute 100% of our REIT taxable income to our shareholders.

From time to time, we may generate taxable income greater than our cash flow as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the effect of limitations on interest and net operating loss deductibility, the creation of reserves, or required debt or amortization payments. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices, distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt, or make taxable distributions of our shares or debt securities to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Further, amounts distributed will not be available to fund investment activities. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our shares. Any restrictions on our ability to incur additional indebtedness or make certain distributions could preclude us from meeting the 90% distribution requirement. Decreases in funds from operations due to unfinanced expenditures for acquisitions of properties or increases in the number of shares outstanding without commensurate increases in funds from operations would adversely affect our ability to maintain distributions to our shareholders. Consequently, there can be no assurance that we will be able to make distributions at the anticipated distribution rate or any other rate.

Risks related to Section 1031 Exchanges.

From time to time we may dispose of properties in transactions that are intended to qualify as "like kind exchanges" under Section 1031 of the Code ("Section 1031 Exchanges"). It is possible that the qualification of a transaction as a Section 1031 Exchange could be successfully challenged and determined to be currently taxable. In such case, our taxable income and earnings and profits would increase. In some circumstances, we may be required to pay additional dividends or, in lieu of that, corporate income tax, possibly including interest and penalties. As a result, we may be required to borrow funds in order to pay additional dividends or taxes, and the payment of such taxes could cause us to have less cash available to distribute to our shareholders. In addition, if a Section 1031 Exchange were later to be determined to be taxable, we may be required to amend our tax returns for the applicable year in question, including any information reports we sent our shareholders. We could also be subject to significant indemnity obligations if the applicable property was subject to a tax protection agreement. Moreover, it is possible that legislation could be enacted that could modify or repeal the laws with respect to Section 1031 Exchanges, which could make it more difficult or not possible for us to dispose of properties on a tax deferred basis.

We face possible adverse changes in tax law.

Changes in U.S. federal, state and local tax laws or regulations, with or without retroactive application, could have a negative effect on us. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify to be taxed as a REIT and/or the U.S. federal income tax consequences to our investors and to us of such qualification. Even changes that do not impose greater taxes on us could potentially result in adverse consequences to our shareholders.

RISKS RELATED TO OUR ORGANIZATION AND STRUCTURE

Our Declaration of Trust sets limits on the ownership of our shares.

Generally, for us to maintain a qualification as a REIT under the Code, not more than fifty percent (50%) in value of our outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of our taxable year. The Code defines "individuals" for purposes of the requirement described in the preceding sentence to include some types of entities. Under our Declaration of Trust, no person or entity (or group thereof) may own more than 9.8% (in value or number of shares, whichever is more restrictive) of our outstanding shares of any class or series, with some exceptions for persons or entities approved by the Board of Trustees. A transfer of our shares of beneficial interest to a person who, as a result of the transfer, violates the ownership limit will be void under certain circumstances, and, in any event, would deny that person any of the economic benefits of owning shares in excess of the ownership limit. These restrictions on transferability and ownership may delay, deter or prevent a change in control of us or other transaction that might involve a premium price or otherwise be in the best interest of the shareholders.

Our Declaration of Trust limits the removal of members of the Board of Trustees.

Our Declaration of Trust provides that, subject to the rights of holders of one or more classes or series of preferred shares to elect or remove one or more trustees, a trustee may be removed only for cause and only by the affirmative vote of two-thirds of the votes entitled to be cast in the election of trustees. This provision, when coupled with the exclusive power of the Board of Trustees to fill vacancies on the Board of Trustees, precludes shareholders from removing incumbent trustees except for cause and upon a substantial affirmative vote and filling the vacancies created by the removal with their own nominees. These limitations may delay, deter or prevent a change in control of us or other transactions that might involve a premium price or otherwise be in the best interest of our shareholders.

Maryland law contains provisions that may reduce the likelihood of certain takeover transactions.

Certain provisions of Maryland law, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our shares, including:

- "Business combination" provisions that, subject to certain exceptions, prohibit certain business combinations between us and an "interested shareholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof or an affiliate or associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding voting shares at any time within the two-year period immediately prior to the date in question) for five years after the most recent date on which the shareholder becomes an interested shareholder, and thereafter impose fair price or super majority shareholder voting requirements on these combinations; and

- "Control share" provisions that provide the holders of "control shares" of a company (defined as shares that, when aggregated with other shares controlled by the shareholder, entitle the shareholder to exercise voting power in the election of trustees within one of three increasing ranges) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of the voting power of issued and outstanding "control shares," subject to certain exceptions) have no voting rights with respect to their control shares, except to the extent approved by our shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

As permitted by Maryland law, our Bylaws provide that we will not be subject to the control share provisions of Maryland law. However, we cannot assure you that the Board of Trustees will not revise our Bylaws in order to be subject to such control share provisions in the future. With respect to the business combination provisions of the Maryland General Corporation Law ("MGCL"), our Board of Trustees adopted a resolution providing that we may not elect to be subject to such provisions and that this prohibition may not be repealed without prior shareholder approval. Our Bylaws include a provision that formalizes this resolution. As a result, any person may be able to enter into business combinations with us, which may not be in the best interest of shareholders, within five years of becoming an interested shareholder and without compliance by us with the super-majority vote requirements and other provisions of the MGCL.

Certain provisions of Maryland law permit the board of trustees of a Maryland real estate investment trust with at least three independent trustees and a class of shares registered under the Exchange Act, without shareholder approval and regardless of what is currently provided in its declaration of trust or bylaws, to implement certain corporate governance provisions, some of which (for example, implementing a classified board) are not currently applicable to us. These provisions may have the effect of limiting or precluding a third party from making an unsolicited acquisition proposal for us or of delaying, deferring or preventing a change in control under circumstances that otherwise could provide the holders of shares of our shares with the opportunity to realize a premium over the then current market price.

We may also choose to adopt other takeover defenses in the future. Any such actions could deter a transactions that may otherwise be in the interest of our shareholders.

We may issue additional shares in a manner that could adversely affect the likelihood of certain takeover transactions.

Our Declaration of Trust and Bylaws authorize the Board of Trustees in its sole discretion and without shareholder approval, to:

- cause us to issue additional authorized, but unissued, common or preferred shares;

- classify or reclassify, in one or more classes or series, any unissued common or preferred shares;

- set the preferences, rights and other terms of any classified or reclassified shares that we issue; and

- increase the number of shares of beneficial interest that we may issue.

The Board of Trustees can establish a class or series of common or preferred shares whose terms could delay, deter or prevent a change in control of us or other transaction that might involve a premium price or otherwise be in the best interest of our shareholders. Our Declaration of Trust and Bylaws contain other provisions that may delay, deter or prevent a change in control of us or other transaction that might involve a premium price or otherwise be in our best interest or the best interest of our shareholders.

RISKS RELATED TO AN INVESTMENT IN OUR COMMON SHARES

The market prices and trading volume of our equity securities may be volatile.

The market prices of our equity securities depend on various factors which may be unrelated to our operating performance or prospects. We cannot assure you that the market prices of our equity securities, including our common shares, will not fluctuate or decline significantly in the future.

A number of factors could negatively affect, or result in fluctuations in, the prices or trading volume of equity securities, including:

- actual or anticipated changes in our operating results and changes in expectations of future financial performance;

- our operating performance and the performance of other similar companies;

- changes in the real estate industry, and in the retail industry, including growth in e-commerce, catalog companies and direct consumer sales;

- our strategic decisions, such as acquisitions, dispositions, spin-offs, joint ventures, strategic investments or changes in business strategy;

- equity issuances or buybacks by us or the perception that such issuances or buybacks may occur or adverse reaction market reaction to any indebtedness we incur;

- changes in the interest rate environment and/or the impact of rising inflation;

- decreases in our distributions to shareholders;

- changes in real estate valuations or market valuations of similar companies;

- additions or departures of key management personnel;

- publication of research reports about us or our industry by securities analysts, or negative speculation in the press or investment community;

- the passage of legislation or other regulatory developments that adversely affect us, our tax status, or our industry;

- changes in accounting principles;

- our failure to satisfy the listing requirements of the NYSE;

- our failure to comply with the requirements of the Sarbanes-Oxley Act;

- our failure to qualify as a REIT; and

- general market conditions, including factors unrelated to our performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have a material adverse effect on our cash flow, financial condition and results of operations.

We cannot guarantee the timing, amount, or payment of dividends on our common shares.

Although we expect to pay regular cash dividends, the timing, declaration, amount and payment of dividends to shareholders falls within the discretion of the Board of Trustees. The Board of Trustees' decisions regarding the payment of dividends depend on factors such as our financial condition, earnings, capital requirements, debt service obligations, limitations under our financing arrangements, industry practice, legal requirements, regulatory constraints, and other considerations that it deems relevant. Our ability to pay dividends depends on our ongoing ability to generate cash from operations and access to the capital markets, and therefore, we cannot guarantee that we will pay dividends in the future.

Your percentage of ownership in our Company may be diluted in the future.

In the future, your ownership in us may be diluted because of equity issuances for acquisitions, capital market transactions or compensatory equity awards to our trustees, officers or employees, or otherwise. The issuance of additional common shares would dilute the interests of our current shareholders, and could depress the market price of our common shares, impair our ability to raise capital through the sale of additional equity securities, or impact our ability to pay dividends. We cannot predict the effect that future sales of our common shares or other equity-related securities including the issuance of Operating Partnership units would have on the market price of our common shares.

In addition, our Declaration of Trust authorizes us to issue, without the approval of our shareholders, one or more classes or series of preferred shares having such designation, voting powers, preferences, rights and other terms, including preferences over our common shares respecting dividends and other distributions, as the Board of Trustees generally may determine. The terms of one or more classes or series of preferred shares could dilute the voting power or reduce the value of our common shares. For example, we could grant the holders of preferred shares the right to elect some number of our trustees in all events or on the occurrence of specified events, or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred shares could affect the residual value of the common shares.

Inflation and related volatility in the economy could negatively impact the value of our publicly-traded equity securities.

Volatility in the financial markets like we are currently experiencing could affect our ability to access the capital markets at a time when we desire, or impact the cost at which we are able to do so, which could slow or deter our future growth. To the extent our exposure to increases in interest rates on any of our debt is not eliminated through interest rate swaps and interest rate protection agreements, such increases will result in higher debt service costs, which will adversely affect our cash flows. Our exposure to increases in interest rates in the short term includes our variable-rate borrowings and our floating rate mortgages. See "*Risks Related to Our Liquidity and Indebtedness – Risks related to our outstanding debt*". Increases in interest rates could increase our financing costs over time, either through near-term borrowings on our existing variable-rate borrowings or refinancing of our existing borrowings that may incur higher interest expenses related to the issuance of new debt. There is no guarantee we will be able to mitigate the impact of rising inflation.

One of the factors that may influence the prices of our publicly-traded equity securities is the interest rate on our debt and the dividend yield on our common shares relative to market interest rates. As market interest rates rise, unless we eliminate our exposure to such increases, our borrowing costs may rise and result in less funds being available for distribution. Therefore, we may not be able to, or we may choose not to, provide a higher distribution rate on our common shares. In addition, fluctuations in interest rates could adversely affect the market value of our properties. These factors could result in a decline in the market prices of our publicly-traded equity securities.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

There are no unresolved comments from the staff of the SEC as of the date of this Annual Report on Form 10-K.

ITEM 2. PROPERTIES

As of December 31, 2022, our portfolio was comprised of 69 shopping centers, five malls and two industrial parks totaling approximately 17.2 million sf. We own our four malls, two industrial parks and 54 shopping centers 100% in fee simple. We own a 95% interest in Walnut Creek (Mt. Diablo), an 82.5% interest in Sunrise Mall in Massapequa, NY and lease 14 of our shopping centers under ground and/or building leases. As of December 31, 2022, we had $1.7 billion of outstanding mortgage indebtedness which is secured by our properties. The following pages provide details of our properties as of December 31, 2022.

Property	Total Square Feet [1]	Percent Leased [1]	Weighted Average Annual Rent per sq ft [2]	Major Tenants
RETAIL PORTFOLIO:				
California:				
Walnut Creek (Olympic)	31,000	100.0%	$80.50	Anthropologie
Walnut Creek (Mt. Diablo) [4]	7,000	43.8%	72.00	Sweetgreen
Connecticut:				
Newington	189,000	90.0%	9.55	Walmart, Staples
Maryland:				
Towson (Goucher Commons)	155,000	90.0%	23.82	Sprouts, HomeGoods, Five Below, Ulta, Kirkland's, DSW, Golf Galaxy (lease not commenced)
Rockville	94,000	98.0%	27.07	Regal Entertainment Group
Wheaton (leased through 2060) [3]	66,000	100.0%	18.35	Best Buy
Woodmore Towne Centre [6]	712,000	97.0%	17.72	Costco, Wegmans, At Home, Best Buy, LA Fitness, Nordstrom Rack
Massachusetts:				
Cambridge (leased through 2033) [3]	48,000	100.0%	28.06	PetSmart, Central Rock Gym (lease not commenced)
Hyde Park (The Shops at Riverwood) [6]	76,000	100.0%	24.42	Price Rite, Planet Fitness, Goodwill
Revere (Wonderland Marketplace)	140,000	100.0%	13.45	Big Lots, Planet Fitness, Marshalls, Get Air
Missouri:				
Manchester	131,000	100.0%	11.82	Pan-Asia Market, Academy Sports, Bob's Discount Furniture
New Hampshire:				
Salem (leased through 2102) [3]	39,000	100.0%	10.20	Fun City
New Jersey:				
Bergen Town Center - East, Paramus	253,000	93.8%	22.39	Lowe's, REI, Best Buy
Bergen Town Center - West, Paramus	1,051,000	91.0%	31.26	Target, Whole Foods Market, Burlington, Marshalls, Nordstrom Rack, Saks Off 5th, HomeGoods, H&M, Bloomingdale's Outlet, Nike Factory Store, Old Navy, Kohl's

Brick	273,000	98.7%	20.62	ShopRite, Kohl's, Marshalls, Old Navy
Carlstadt (leased through 2050)[3]	78,000	98.3%	24.04	Stop & Shop
Cherry Hill (Plaza at Cherry Hill)	422,000	82.1%	15.32	Aldi, LA Fitness, Raymour & Flanigan, Total Wine, Guitar Center, Sam Ash Music
East Brunswick	427,000	100.0%	14.89	Lowe's, Kohl's, Dick's Sporting Goods, P.C. Richard & Son, T.J. Maxx, LA Fitness
East Hanover (200 - 240 Route 10 West)	343,000	99.3%	21.60	The Home Depot, Dick's Sporting Goods, Saks Off 5th, Marshalls
East Rutherford	197,000	98.2%	12.94	Lowe's
Garfield	298,000	100.0%	16.01	Walmart, Burlington, Marshalls, PetSmart, Ulta
Hackensack	275,000	99.4%	24.32	The Home Depot, Staples, Petco, 99 Ranch
Hazlet	95,000	100.0%	3.96	Stop & Shop[5]
Jersey City (Hudson Mall)	382,000	84.9%	18.17	Marshalls, Big Lots, Retro Fitness, Staples, Old Navy
Jersey City (Hudson Commons)	236,000	100.0%	13.99	Lowe's, P.C. Richard & Son
Kearny	120,000	100.0%	23.96	LA Fitness, Marshalls, Ulta
Lodi (Washington Street)	43,000	100.0%	20.20	Dollar Tree
Manalapan	208,000	87.7%	20.80	Best Buy, Raymour & Flanigan, PetSmart, Avalon Flooring
Marlton	214,000	100.0%	16.58	ShopRite, Kohl's, PetSmart
Middletown (Town Brook Commons)	231,000	97.0%	13.39	Stop & Shop, Kohl's
Millburn	104,000	89.5%	28.96	Trader Joe's, CVS, PetSmart
Montclair	18,000	100.0%	32.00	Whole Foods Market
Morris Plains (Briarcliff Commons)[6]	176,000	94.7%	23.72	Uncle Giuseppe's, Kohl's
North Bergen (Kennedy Commons)	62,000	100.0%	14.65	Food Bazaar
North Bergen (Tonnelle Commons)	410,000	100.0%	21.95	BJ's Wholesale Club, Walmart, PetSmart
North Plainfield (West End Commons)	241,000	100.0%	11.91	Costco, The Tile Shop, La-Z-Boy, Petco, DaVita Dialysis
Paramus (leased through 2033)[3]	63,000	100.0%	49.97	24 Hour Fitness
Rockaway	189,000	96.8%	15.16	ShopRite, T.J. Maxx
South Plainfield (Stelton Commons) (leased through 2039)[3]	56,000	100.0%	22.34	Staples, Party City
Totowa	271,000	83.4%	18.04	The Home Depot, Bed Bath & Beyond, buybuy Baby, Staples
Union (2445 Springfield Ave)	232,000	100.0%	17.85	The Home Depot
Union (West Branch Commons)	278,000	98.7%	16.12	Lowe's, Burlington
Watchung (Greenbrook Commons)	170,000	100.0%	18.83	BJ's Wholesale Club, Aldi (lease not commenced)
Woodbridge (Woodbridge Commons)	225,000	100.0%	13.51	Walmart, Charisma Furniture
Woodbridge (Plaza at Woodbridge)	332,000	91.6%	19.04	Best Buy, Raymour & Flanigan, Lincoln Tech, Retro Fitness, Bed Bath & Beyond and buybuy Baby
New York:				
Bronx (Gun Hill Commons)	81,000	100.0%	37.62	Aldi, Planet Fitness
Bronx (Bruckner Commons)[6]	396,000	74.6%	33.92	ShopRite, Burlington, Target (lease not commenced)
Bronx (Shops at Bruckner)	115,000	100.0%	38.36	Marshalls, Old Navy, Five Below, Aldi (lease not commenced)
Brooklyn (Kingswood Center)	129,000	90.6%	30.92	T.J. Maxx, Visiting Nurse Service of NY
Brooklyn (Kingswood Crossing)	107,000	69.5%	41.86	Target, Marshalls, Maimonides Medical
Buffalo (Amherst Commons)	311,000	98.1%	11.06	BJ's Wholesale Club, T.J. Maxx, Burlington, HomeGoods, LA Fitness
Dewitt (Marshall Plaza) (leased through 2041)[3]	46,000	100.0%	24.62	Best Buy
Freeport (Meadowbrook Commons) (leased through 2040)[3]	44,000	100.0%	22.31	Bob's Discount Furniture
Freeport (Freeport Commons)	173,000	100.0%	26.32	The Home Depot, Staples
Huntington	207,000	81.3%	21.04	ShopRite, Marshalls, Old Navy, Petco
Inwood (Burnside Commons)	100,000	90.7%	17.39	Bingo Wholesale (lease not commenced)
Mt. Kisco	189,000	100.0%	17.59	Target, Stop & Shop
New Hyde Park (leased through 2029)[3]	101,000	100.0%	21.93	Stop & Shop

Queens (Cross Bay Commons)	45,000	87.1%	42.17	Northwell Health
Rochester (Henrietta) (leased through 2056)[3]	165,000	97.9%	4.62	Kohl's
Staten Island (Forest Commons)	165,000	96.6%	24.84	Western Beef, Planet Fitness, Mavis Discount Tire, NYC Public School
Yonkers Gateway Center	448,000	94.1%	16.02	Burlington, Marshalls, Homesense, Best Buy, DSW, PetSmart, Alamo Drafthouse Cinema
Pennsylvania:				
Bensalem (Marten Commons)	185,000	96.6%	14.83	Kohl's, Ross Dress for Less, Staples, Petco
Broomall[6]	168,000	75.8%	16.40	Amazon Fresh, Planet Fitness, PetSmart, Nemours Children's Hospital
Glenolden (MacDade Commons)	102,000	100.0%	12.93	Walmart
Lancaster (Lincoln Plaza)	228,000	100.0%	5.27	Lowe's, Community Aid, Mattress Firm
Springfield (leased through 2025)[3]	41,000	100.0%	25.29	PetSmart
Wilkes-Barre	184,000	92.5%	13.12	Bob's Discount Furniture, Ross Dress for Less, Marshalls, Petco, Wren Kitchens
Wyomissing (leased through 2065)[3]	76,000	100.0%	14.70	LA Fitness, PetSmart
South Carolina:				
Charleston (leased through 2063)[3]	45,000	100.0%	15.56	Best Buy
Virginia:				
Norfolk (leased through 2069)[3]	114,000	100.0%	7.79	BJ's Wholesale Club
Puerto Rico:				
Las Catalinas	355,000	86.2%	29.75	Sector Sixty6 (lease not commenced), Forever 21, Old Navy
Montehiedra[6]	514,000	94.7%	20.02	The Home Depot, Marshalls, Caribbean Cinemas, Tiendas Capri, Old Navy, Ralph's Food Warehouse (lease not commenced), T.J. Maxx (lease not commenced)
Total Retail Portfolio	**14,495,000**	**94.3%**	**$19.89**	
INDUSTRIAL:				
East Hanover Warehouses[8]	1,218,000	100.0%	8.46	J & J Tri-State Delivery, Foremost Groups, PCS Wireless, Fidelity Paper & Supply, Decker Tape, Givaudan Flavors, Reliable Tire, Nutra-Med, Bestway Trucking (lease not commenced)
Lodi (Route 17 North)	127,000	100.0%	12.97	AAA Wholesale Group
Total Industrial	**1,345,000**	**100.0%**	**$8.89**	
Massapequa, NY (Sunrise Mall) (portion leased through 2069)[4][6][7]	1,228,000	33.4%	8.37	Macy's, Dick's Sporting Goods, Dave & Buster's, Raymour & Flanigan, Home Goods
Total Urban Edge Properties	**17,068,000**	**90.3%**	**$18.62**	

[1] Percent leased is expressed as the percentage of gross leasable area subject to a lease, excluding temporary tenants. The Company also excludes 132,000 sf of self-storage from the report above.

[2] Weighted average annual rent per square foot including ground leases and executed leases for which rent has not commenced is calculated by annualizing tenants' current base rent (excluding any free rent periods), and excluding tenant reimbursements, concessions and storage rent. Excluding the ground leases where the Company is the lessor, the weighted average annual rent per square foot for our retail portfolio is $21.85 per square foot.

[3] The Company is a lessee under a ground or building lease. The total square feet disclosed for the building will revert to the lessor upon lease expiration.

[4] We own 95% of Walnut Creek (Mt. Diablo) and 82.5% of Sunrise Mall with the remaining portions in each case owned by joint venture partners.

[5] The tenant never commenced operations at this location but continues to pay rent.

[6] Not included in the same-property pool for the purposes of calculating same-property NOI for the quarter ended December 31, 2022 and 2021.

[7] Includes the acquisition of 40 Carmans Road.

[8] Includes 151 Ridgedale Avenue and 601 Murray Road which were acquired in August 2021. These properties are included in our non-same property pool for the year ended December 31, 2022.

As of December 31, 2022, we had approximately 900 leases. Tenant leases under 10,000 square feet generally have lease terms of five years or less. Tenant leases comprising 10,000 square feet or more generally have lease terms of 10 to 25 years, and are considered anchor leases with one or more renewal options available upon expiration of the initial lease term. The majority of our leases provide for reimbursements of real estate taxes, insurance and common area maintenance charges (including roof and structure in shopping centers, unless it is the tenant's direct responsibility), and percentage rents based on tenant sales volume. Percentage rents accounted for approximately 2% of our total revenues for the year ended December 31, 2022.

Occupancy

The following table sets forth the consolidated retail portfolio leased occupancy rate (excluding industrial and self-storage space), square footage and weighted average annual base rent per square foot of properties in our retail portfolio as of December 31 for the last five years:

	December 31,				
	2022[1]	**2021**[1]	**2020**	**2019**	**2018**
Total square feet	14,495,000	14,469,000	15,221,000	14,277,000	15,407,000
Occupancy rate	94.3 %	91.1 %	88.7 %	92.4 %	92.6 %
Average annual base rent per sf	$19.89	$19.70	$18.97	$19.22	$17.90

[1] Excludes Sunrise Mall for the years ended December 31, 2022 and 2021.

The following table sets forth the occupancy rate, square footage and weighted average annual base rent per square foot of our industrial properties as of December 31 for the last five years:

	December 31,				
	2022	**2021**	**2020**	**2019**	**2018**
Total square feet	1,345,000	1,345,000	1,070,000	943,000	942,000
Occupancy rate	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
Average annual base rent per sf	$8.89	$6.04	$6.34	$5.70	$5.34

Major Tenants

The following table sets forth information for our ten largest tenants by total revenues for the year ended December 31, 2022:

Tenant	Number of Stores	Square Feet	% of Total Square Feet	2022 Revenues[1] (in thousands)	% of Total Revenues
The Home Depot	6	808,926	4.7%	$21,447	5.4%
The TJX Companies[2]	21	671,521	3.9%	19,027	4.8%
Lowe's Companies	6	976,415	5.7%	14,264	3.6%
Walmart	5	708,435	4.2%	13,663	3.4%
Best Buy	8	359,551	2.1%	10,682	2.7%
Burlington	7	415,828	2.4%	10,476	2.6%
Kohl's	8	767,345	4.5%	10,391	2.6%
BJ's Wholesale Club	4	454,297	2.7%	8,667	2.2%
Ahold Delhaize (Stop & Shop)	5	362,696	2.1%	8,090	2.0%
ShopRite	5	361,058	2.1%	7,870	2.0%

[1] Based on contractual revenues as determined by the tenants' operating lease agreements.
[2] Includes Marshalls (13), T.J. Maxx (4), HomeGoods (3) and Homesense (1).

Lease Expirations

The following table sets forth the anticipated expirations of tenant leases in our consolidated retail portfolio for each year from 2023 through 2033 and thereafter, assuming no exercise of renewal options or early termination rights:

Year	Number of Expiring Leases	Square Feet of Expiring Leases	Percentage of Retail Properties Square Feet	Weighted Average Annual Base Rent of Expiring Leases Total	Per Square Foot
Month-To-Month	33	116,000	0.8%	$ 2,884,920	$ 24.87
2023	80	643,000	4.4%	16,615,120	25.84
2024	116	1,521,000	10.5%	32,595,030	21.43
2025	86	1,256,000	8.7%	23,977,040	19.09
2026	99	922,000	6.4%	21,786,860	23.63
2027	100	1,116,000	7.7%	19,820,160	17.76
2028	75	1,143,000	7.9%	26,711,910	23.37
2029	73	1,536,000	10.6%	33,991,680	22.13
2030	45	1,205,000	8.3%	18,930,550	15.71
2031	33	1,025,000	7.1%	17,209,750	16.79
2032	50	433,000	3.0%	9,214,240	21.28
2033	42	710,000	4.9%	12,616,700	17.77
Thereafter	49	2,043,000	14.0%	34,567,560	16.92
Subtotal/Average	881	13,669,000	94.3%	$ 271,876,410	$ 19.89
Vacant	171	826,000	5.7%	N/A	N/A
Total[(1)]	1,052	14,495,000	100.0%	$ 271,876,410	N/A

[(1)] Total lease count excludes industrial tenant leases, temporary tenant leases, cart and kiosk leases and Sunrise Mall.

ITEM 3.   LEGAL PROCEEDINGS

From time to time, we are a party to various legal proceedings, claims or regulatory inquiries and investigations arising out of, or incident to, our ordinary course of business. While we are unable to predict with certainty the outcome of any particular matter, management does not currently expect, when such matters are resolved, that our resulting exposure to loss contingencies, if any, will have a material adverse effect on our results of operations or consolidated financial position.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Urban Edge Properties

Market Information and Dividends

Our common shares are listed on the NYSE under the symbol "UE". Our common shares began "regular way" trading on January 15, 2015. As of February 3, 2023, there were approximately 1,237 holders of record of our common shares.

The Company elected to be taxed as a REIT under sections 856-860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with the filing of its 2015 tax return for its tax year ended December 31, 2015. So long as the Company qualifies as a REIT under the Code, the Company will not be subject to U.S. federal income tax on net taxable income that it distributes annually to its shareholders. If we fail to qualify as a REIT for any taxable year, we will be subject to federal income taxes at regular corporate rates and may not be able to qualify as a REIT for the four subsequent taxable years. In addition, the Company's TRS is subject to income tax at regular corporate rates.

Future distributions will be declared and paid at the discretion of the Board of Trustees and will depend upon cash generated by operating activities, our financial condition, capital requirements, annual dividend requirements under the REIT provisions of the Code, and such other factors as our Board of Trustees deems relevant.

Our Board of Trustees declared a quarterly dividend of $0.16 and $0.15 per share for each of the four quarters in 2022 and 2021, respectively. During the years ended December 31, 2022 and 2021, respectively, the Company declared distributions on common shares and OP units of $0.64 and $0.60 per share/unit in the aggregate. The annual dividend amount may differ from dividends as calculated for federal income tax purposes. Distributions to the extent of our current and accumulated earnings and profits for federal income tax purposes generally will be taxable to a shareholder as ordinary dividend income. However, current law provides a deduction of 20% of a non-corporate taxpayer's ordinary REIT dividends with such deduction scheduled to expire for taxable years beginning after December 31, 2025. Distributions in excess of current and accumulated earnings and profits will be treated as a nontaxable reduction of the shareholder's basis in such shareholder's shares, to the extent thereof, and thereafter as taxable capital gains. Distributions that are treated as a reduction of the shareholder's basis in its shares will have the effect of increasing the amount of gain, or reducing the amount of loss, recognized upon the sale of the shareholder's shares. No assurances can be given regarding what portion, if any, of distributions in 2022 or subsequent years will constitute a return of capital for federal income tax purposes. During a year in which a REIT earns a net long-term capital gain, the REIT can elect under Section 857(b)(3) of the Code to designate a portion of dividends paid to shareholders as capital gain dividends. If this election is made, the capital gain dividends are generally taxable to the shareholder as long-term capital gains.

We have determined the dividends paid on our common shares during 2022 and 2021 qualify for the following tax treatment:

	Total Distribution per Share	Ordinary Dividends	Long Term Capital Gains	Return of Capital
2022	$ 0.64	$ 0.64	$ —	$ —
2021	0.60	0.60	—	—

Total Shareholder Return Performance

The following performance graph compares the cumulative total shareholder return of our common shares with the Russell 2000 Index, the S&P 500 Index, Dow Jones Equity All REIT (previously SNL U.S. REIT Equity Index) and the Dow Jones US Real Estate Strip Centers (previously SNL REIT Retail Shopping Center Index) as provided by SNL Financial LC, for the five years commencing December 31, 2017 and ending December 31, 2022, assuming an investment of $100 and the reinvestment of all dividends into additional common shares during the holding period. Historical stock performance is not necessarily indicative of future results.

The performance graph shall not be deemed incorporated by reference by any general statement incorporating by reference this annual report into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such acts.

COMPARISON OF CUMULATIVE TOTAL RETURN[(1)]



[(1)] $100 invested on December 31, 2017 in stock or index, including reinvestment of dividends.

Stock/Index	Cumulative[(1)] Total Return %	Total Return $ as of					
		12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
UE	(31.7)	100.0	68.0	82.2	58.4	88.5	68.3
S&P 500	56.9	100.0	95.6	125.7	148.9	191.6	156.9
Russell 2000	22.4	100.0	89.0	111.7	134.0	153.9	122.4
Dow Jones Equity All REIT	24.5	100.0	95.9	123.5	117.5	166.0	124.5
Dow Jones US Real Estate Strip Centers	(3.2)	100.0	85.4	108.6	74.5	107.2	96.8

Cumulative total return is for the five years commencing December 31, 2017 and ending December 31, 2022.

Operating Partnership

Market Information and Distributions

There is no established public market for our general and common limited partnership interests in the operating partnership ("OP Units"). As of February 3, 2023, there were 117,485,171 general partnership units outstanding and 4,713,558 common limited partnership units outstanding, held by approximately 1,237 and 42 holders of record, respectively.

Under the limited partnership agreement of UELP, unitholders may present their common units for redemption at any time (subject to restrictions agreed upon at the time of issuance of the units that may restrict such right for a period of time). Upon presentation of a common unit for redemption, UELP must redeem the unit for cash equal to the then value of a share of UE's common shares, as defined by the limited partnership agreement. In lieu of cash redemption by UELP, however, UE may elect to acquire any common units so tendered by issuing common shares of UE in exchange for the common units. If UE so elects, its common shares will be exchanged for common units on a one-for-one basis. During the year ended December 31, 2022, 250,000 units were redeemed for common shares and no units were redeemed for cash.

Recent Sales of Unregistered Shares

During the year ended December 31, 2022, the Company issued an aggregate of 250,000 common shares in exchange for 250,000 common limited partnership units held by certain limited partners of the Operating Partnership. All common shares were issued in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act. We relied on the exemption under Section 4(a)(2) based upon factual representations received from the limited partner who received the common shares.

Each time the Company issues common shares (other than in exchange for common limited partnership units when such units are presented for redemption), it contributes the proceeds of such issuance to the Operating Partnership in return for an equivalent number of partnership units with rights and preferences analogous to the shares issued. During the year ended, December 31, 2022, in connection with issuances of common shares by the Company pursuant to the Urban Edge Properties 2015 Employee Share Purchase Plan, the Operating Partnership issued an aggregate of 26,088 common limited partnership units to the Company in exchange for approximately $0.3 million, the aggregate proceeds of such common share issuances to the Company. Such units were issued in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the year ended December 31, 2022, 16,531 restricted common shares were forfeited by former employees in connection with their departure from the Company. We did not repurchase any of our equity securities during the year ended December 31, 2022. Our employees will at times surrender common shares owned by them to satisfy statutory minimum federal, state and local tax obligations associated with the vesting of their restricted common shares. During the year ended December 31, 2022, 7,228 restricted common shares were surrendered.

In March 2020, our Board of Trustees authorized a share repurchase program for up to $200 million of the Company's common shares. During the years ended December 31, 2022 and 2021, no shares were repurchased. As of December 31, 2022, the Company has repurchased 5.9 million common shares at a weighted average share price of $9.22, for a total of $54.1 million. All share repurchases by the Company were completed between March and April of 2020. There is approximately $145.9 million remaining for share repurchases under this program.

Equity Compensation Plan Information

Information regarding equity compensation plans is presented in Part III, Item 12 of this Annual Report on Form 10-K and incorporated herein by reference.

ITEM 6.   [RESERVED]

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in Part II, Item 8 of this Annual Report on Form 10-K.

This section of this Annual Report on Form 10-K generally discusses 2022 and 2021 items and provides a year-to-year comparison between 2022 and 2021. A discussion of 2020 items and year-to-year comparisons between 2021 and 2020 are not included in this Annual Report on Form 10-K but can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Executive Overview

Our Company

Urban Edge Properties ("UE", "Urban Edge", or the "Company") (NYSE: UE) is a Maryland real estate investment trust that manages, develops, redevelops, and acquires retail real estate, primarily in the Washington, D.C. to Boston corridor. Urban Edge Properties LP ("UELP" or the "Operating Partnership") is a Delaware limited partnership formed to serve as UE's majority-owned partnership subsidiary and to own, through affiliates, all of our real estate properties and other assets. Unless the context otherwise requires, references to "we", "us" and "our" refer to Urban Edge Properties and UELP and their consolidated entities/subsidiaries.

The Operating Partnership's capital includes general and common limited partnership interests in the operating partnership ("OP Units"). As of December 31, 2022, Urban Edge owned approximately 96.1% of the outstanding common OP Units with the remaining limited OP Units held by members of management, Urban Edge's Board of Trustees and contributors of property interests acquired. Urban Edge serves as the sole general partner of the Operating Partnership. The third-party unitholders have limited rights over the Operating Partnership such that they do not have characteristics of a controlling financial interest. As such, the Operating Partnership is considered a variable interest entity ("VIE"), and the Company is the primary beneficiary that consolidates it. The Company's only investment is the Operating Partnership. The VIE's assets can be used for purposes other than the settlement of the VIE's obligations and the Company's partnership interest is considered a majority voting interest.

As of December 31, 2022, our portfolio was comprised of 69 shopping centers, five malls and two industrial parks totaling approximately 17.2 million square feet.

Economic Considerations

In March of 2020, the World Health Organization characterized the COVID-19 outbreak as a global pandemic. Many of our tenants faced adverse financial consequences from reduced business operations and restrictions related to the pandemic, and the Company's results for 2020 were negatively impacted by tenant fallout from COVID-driven bankruptcies, uncollected or disputed rents from impacted tenants, and from abatements granted to tenants facing financial hardships due to the pandemic. Throughout 2021, the widespread distribution of vaccines and reduction of restrictions boosted economic confidence and increased consumer spending, resulting in a strengthened existing retail tenant base and an increase in demand for space. The Company saw leasing momentum and foot traffic at our properties return to near pre-pandemic levels.

During 2022, microeconomic and macroeconomic conditions caused volatility in the financial markets and a rapid rise in inflation. The Federal Reserve has taken steps to mitigate the impact of inflation by raising its benchmark interest rate several times throughout the year. While the rate hikes enacted by the Federal Reserve have had a significant impact on interest rates and increased the cost of borrowing, we continue to see consumer confidence and a conviction in retail real estate. Tenant sales have increased year-over-year and the demand for retail spaces remains strong as evidenced by the record number of new leases we executed in 2022. The geographic location of our portfolio has also proven to be beneficial. With hybrid and remote work becoming more common, consumers have demonstrated that convenience and proximity are valued. The majority of our portfolio is located in one of the most supply-constrained and densely populated markets in the country and offers consumers easy access to essential services and retailers, including medical offices, grocers, and discounters. We expect to continue to add value to our portfolio through executing on our current leasing momentum, our active development, redevelopment and anchor repositioning projects, and commencement of leases signed but not yet opened.

2022 Highlights

Set forth below are highlights of our leasing activities, completed and activated development, redevelopment and anchor repositioning projects, and property acquisitions:
- Signed a record 69 new leases totaling approximately 1,032,434 square feet, including 55 new leases on a same-space[1] basis totaling 754,812 square feet at an average rental rate of $23.15 per square foot on a GAAP basis and

$21.34 per square foot on a cash basis, resulting in average rent spreads of 45.1% on a GAAP basis and 22.2% on a cash basis;

- Renewed or extended 90 leases totaling 1,086,469 square feet, all of which are on a same-space[1] basis, at an average rental rate of $20.36 per square foot on a GAAP basis and $20.10 per square foot on a cash basis, generating average rent spreads of 9.2% on a GAAP basis and 6.0% on a cash basis;

- Completed ten development, redevelopment and anchor repositioning projects, aggregating $105.2 million, four of which stabilized during the fourth quarter. The retenanting of the former Century21 space at Bergen Town Center with Kohl's was completed in October 2022 and ShopRite at Huntington Commons commenced operations in December 2022. Additionally, the Company stabilized two small shops projects at our property in Kearny, NJ and the Shops at Bruckner in the Bronx, NY;

- Activated 14 development, redevelopment, and anchor repositioning projects aggregating $98.6 million, including Target at Bruckner Commons, Ralph's Grocer, Urology Hub and T.J. Maxx at The Outlets at Montehiedra, Bingo Wholesalers at Burnside Commons, and two industrial leases executed at our warehouse properties in East Hanover, NJ;

- Acquired two properties for a total purchase price of $37.6 million inclusive of transaction costs, including the Shops at Riverwood acquired in June 2022. The property, located in Hyde Park, MA, sits on an eight acre site located just seven miles south of downtown Boston and is anchored by a grocer, Price Rite Marketplace, and has a strong array of national and regional tenants including Santander, Boston Medical Center, and Planet Fitness; and

- Restated and amended the Company's revolving credit agreement, increasing the facility size by $200 million to $800 million and extending the maturity date to February 9, 2027, with two six-month extension options.

[1] Same-space leases represent those leases signed on spaces for which there was a previous lease.

2023 Outlook

We intend to create value and grow earnings, funds from operations, and cash flows by:

- Adding essential tenants to our properties and positioning our retail environments with quality grocers, premium healthcare operators and elevated food offerings;

- Managing our balance sheet to allow for flexibility and execution on financing and refinancing opportunities when identified;

- Leasing vacant spaces, proactively extending leases, managing the exercise of tenant options and, when possible, replacing underperforming tenants with operators that can pay higher rents and positively impact our properties;

- Expediting the delivery of space to tenants and the collection of rents from executed leases that have not yet commenced;

- Generating additional income from our existing assets by redeveloping underutilized existing space, developing new space and pad sites, repositioning anchors, and incorporating non-retail uses such as industrial, self-storage, office and other uses; and

- Acquiring assets that meet our investment criteria.

There can be no assurance that we will be able to execute on our growth strategy, especially given the ongoing economic uncertainty. See Forward-Looking Statements in this Annual Report on Form 10-K.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, referred to as "GAAP", requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and revenue and expenses. These estimates are prepared using management's best judgment, after considering past and current events and economic conditions. In addition, certain information relied upon by management in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third-party experts. Actual results could differ from these estimates. A discussion of possible risks which may affect these estimates is included in Part I, Item 1A. "Risk Factors" of this Annual Report on Form 10-K. Management considers an accounting estimate to be critical if changes in the estimate could have a material impact on our consolidated results of operations or financial condition.

Our significant accounting policies are more fully described in Note 3 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K. The following accounting estimates are considered critical because they are particularly dependent on management's judgment about matters that have a significant level of uncertainty at the time the accounting estimates are made, and changes to those estimates could have a material impact on our financial condition or operating results.

Revenue Recognition and Receivables - Estimating Collectibility

Rental revenue comprises revenue from fixed and variable lease payments, as designated within tenant operating leases. Components of this include contractual rents arising from tenant operating lease agreements, tenant expense reimbursements, and straight-line rental income. We evaluate the collectibility of amounts due from tenants and disputed enforceable charges on both a lease-by-lease and a portfolio-level basis, which result from the inability of tenants to make required payments under their operating lease agreements. We recognize changes in the collectibility assessment of these operating leases as adjustments to rental revenue in accordance with ASC 842 *Leases* which are recorded as rental revenue deemed uncollectible and are included within the line items Rental revenue on our consolidated statements of income and comprehensive income.

Management exercises judgement when evaluating the collectibility of these receivables and will look to both quantitative and qualitative factors. Such factors include tenants' current credit status, either from third parties or using an internal risk assessment, payment history, amount of outstanding receivables, tenant sales performance, potential liquidity and current economic and sector specific trends. Changes in our assessments of collectibility are recognized as adjustments to rental revenue in accordance with ASC 842.

These assessments are inherently sensitive as they are based on the judgement of management and information available at the time of evaluation. We routinely reassess the quantitative and qualitative factors used to derive these estimates and believe the methods and assumptions noted above to be reasonable in evaluating collectibility. We have not had any changes to the methods or assumptions used to evaluate collectibility. Although we routinely reassess these estimates, taking into consideration all information available and future projections, they are subject to uncertainty and have a direct impact on our net income. Actual results may differ from these estimates and can have a material impact on our operating results.

Real Estate - Estimates Related to Valuing Acquired Assets and Liabilities

Upon the acquisition of real estate, we assess the fair value of acquired assets (including land, buildings and improvements, identified intangibles, such as acquired above and below-market leases, acquired in-place leases and tenant relationships) and acquired liabilities. We assess fair value based on estimated cash flow projections utilizing appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known trends, and market/economic conditions. Based on these estimates, we allocate the purchase price to the applicable assets and liabilities based on their relative fair values at date of acquisition.

In allocating the purchase price to identified intangible assets and liabilities of an acquired property, the value of above-market and below-market leases is estimated based on the present value of the difference between the contractual amounts, including fixed rate below-market renewal options, to be paid pursuant to the in-place leases and our estimate of the market lease rates and other lease provisions for comparable leases measured over a period equal to the estimated remaining term of the lease. Tenant related intangibles and improvements are amortized on a straight-line basis over the related lease term, including any bargain renewal options. We amortize identified intangibles that have finite lives over the period they are expected to contribute directly or indirectly to the future cash flows of the property or business acquired. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below market renewal option and include such renewal options in the calculation of in-place leases. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a lease terminates prior to its stated expiration, all unamortized amounts relating to that lease are written off.

Since the assessment of fair value and allocation of these amounts is made at the time of acquisition, they are subject to future changes in market conditions and tenants' ability to continue operations and their exercise of options and renewals. In the case that these assumptions change materially, they could have a material impact on our results and financial statements. During 2022, we acquired two properties and utilized the above factors, including the use of a third party, to allocate the purchase price of these properties among various assets and liabilities. Further information on these allocations can be found in Part II, Item 8, Note 4 of this Annual Report on Form 10-K. We have had no changes to our methods of fair value assessment and allocations during the year ended December 31, 2022.

Real Estate - Estimates Related to Impairments

Our properties are individually evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment exists when the carrying amount of an asset exceeds the aggregate projected future cash flows over the anticipated holding period on an undiscounted basis taking into account the appropriate capitalization rate in determining a future terminal value. An impairment loss is measured based on the excess of the property's carrying amount over its estimated fair value. Estimated fair value may be based on discounted future cash flows utilizing appropriate discount and capitalization rates and, in addition to available market information, third-party appraisals, broker selling estimates or sale agreements under negotiation. Impairment analyses are based on our current plans, intended holding periods and available market information at the time the analyses are prepared. If our estimates of the projected future cash flows change based on uncertain market conditions, our evaluation of impairment losses may be different and such differences could be material to our consolidated financial statements. The carrying value of a property may also be individually reassessed in the event a casualty occurs at that property. Casualty events may include property damage from a natural disaster or fire. When such an event occurs, management estimates the net book value of assets damaged over the property's total gross leasable area and adjusts the property's carrying value to reflect the damages. Estimates are subjective and may change if additional damage is later assessed or if future cash flows are revised.

During the year ended December 31, 2022, we have had no changes to the methods or assumptions used in our analyses of fair value of our real estate assets and have not incurred any material impairment losses. We operate in a business that has significant investments in real estate and our estimates of valuation are subject to current market conditions and tenant operations, which drive future cash flows, and are beyond our control. As these factors can result in changes to our estimates and result in material impairment losses, this is deemed a critical accounting estimate.

Recent Accounting Pronouncements

In March 2020 and January 2021, the Financial Accounting Standards Board ("FASB") issued ASU 2020-04 *Reference Rate Reform (ASC 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, and ASU 2021-01 *Reference Rate Reform (ASC 848): Scope* which provides temporary optional guidance to ease the potential burden in accounting for reference rate reform in contracts and other transactions that reference the London Interbank Offered Rate or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. ASU 2020-04 and ASU 2021-01 are effective for all entities as of March 12, 2020 through December 31, 2022. In December 2022, FASB issued ASU 2022-06 *Reference Rate Reform (ASC 848): Deferral of the Sunset Date of Topic 848*, which extended the final sunset date from December 31, 2022 to December 31, 2024. There were no modifications to our existing debt agreements as a result of reference rate reform in the current year, however, we refinanced two loans in 2022 previously indexed to LIBOR, which are now indexed to SOFR and the Prime Rate. We plan to transition all variable rate loans currently indexed to LIBOR to SOFR, based on discussions with our lenders.

Any other recently issued accounting standards or pronouncements not disclosed above have been excluded as they are not relevant to the Company or the Operating Partnership, or they are not expected to have a material impact on our consolidated financial statements.

Recent SEC Reporting Updates

On January 11, 2021, the SEC issued Final Rule Release No. 33-10890, Management's Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information. This rule, which became effective on February 10, 2021, adopts amendments to modernize, simplify and enhance certain financial disclosure requirements in Regulation S-K. Specifically, the amendments eliminate the requirement for Selected Financial Data, streamline the requirement to disclose Supplementary Financial Information, and amend Management's Discussion & Analysis of Financial Condition and Results of Operations (''MD&A''). We early adopted the amendments to two items resulting in the elimination of Item 301, Selected Financial Data, and the omission of Item 302(a), Supplementary Financial Information. The amendments to Item 303(a)(b) MD&A were adopted in our Form 10-K for the year ended December 31, 2021.

See Note 3 to the audited consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for information regarding recent accounting pronouncements that may affect us. Additionally, see Note 7 to the audited consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for information regarding recent amendments to the Internal Revenue Code.

Results of Operations

We derive substantially all of our revenue from rents received from tenants under existing leases on each of our properties. This revenue includes fixed base rents, recoveries of expenses that we have incurred and that we pass through to the individual tenants and percentage rents that are based on specified percentages of tenants' revenue, in each case as provided in the respective leases.

Our primary cash expenditures consist of our property operating and capital costs, general and administrative expenses, and interest and debt expense. Property operating expenses include: real estate taxes, repairs and maintenance, management expenses, insurance and utilities; general and administrative expenses, which include payroll, professional fees, information technology, office expenses and other administrative expenses; and interest and debt expense primarily consists of interest on our mortgage debt. In addition, we incur substantial non-cash charges for depreciation and amortization on our properties. We also capitalize certain expenses, such as taxes, interest and salaries related to properties under development or redevelopment until the property is ready for its intended use.

Our consolidated results of operations often are not comparable from period to period due to the impact of property acquisitions, dispositions, developments, redevelopments and changes in accounting policies. The results of operations of any acquired properties are included in our financial statements as of the date of acquisition. Our results of operations are affected by national, regional and local economic conditions, as well as macroeconomic conditions, which are at times subject to volatility and uncertainty. The current economic climate has increased volatility in the financial markets, which has resulted in a rise in already increasing inflation. Most of our leases require tenants to pay their share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation, although some larger tenants have capped the amount of these operating expenses they are responsible for under their lease. The Federal Reserve has taken measures to suppress inflation by way of benchmark interest rate hikes, resulting in an increase in interest rates. As of December 31, 2022, approximately 91% of our outstanding debt is fixed rate, with the remaining 9% indexed to LIBOR, SOFR or the Prime Rate, plus an applicable margin per the loan agreement. We utilize interest rate derivative agreements to hedge the effect of rising interest rates on our variable rate debt. As of December 31, 2022, we were counter-party to one interest rate swap agreement and one interest rate cap agreement, both of which qualify for, and are designated as, hedging instruments. While we have not experienced any material adverse effects at this time, we are actively managing our business to respond to the ongoing economic and social impact from such events. See "Risk Factors" in Part I, Item 1A for more information.

The following provides an overview of our key non-GAAP measures based on our consolidated results of operations (refer to NOI, same-property NOI and Funds From Operations applicable to diluted common shareholders ("FFO") described later in this section):

	Year Ended December 31,	
(Amounts in thousands)	2022	2021
Net income	$ 47,339	$ 107,815
FFO applicable to diluted common shareholders[1]	145,172	180,270
NOI[2]	240,898	223,811
Same-property NOI[2]	210,062	201,842

[1] Refer to page 35 for a reconciliation to the nearest generally accepted accounting principles ("GAAP") measure.
[2] Refer to page 34 for a reconciliation to the nearest GAAP measure.

Comparison of the Year Ended December 31, 2022 to December 31, 2021

Net income for the year ended December 31, 2022 was $47.3 million, compared to net income of $107.8 million for the year ended December 31, 2021. The following table summarizes certain line items from our consolidated statements of income and comprehensive income that we believe are important in understanding our operations and/or those items which significantly changed in the year ended December 31, 2022 as compared to the same period of 2021:

(Amounts in thousands)		For the year Ended December 31,					
		2022		2021		$ Change	
Total revenue	$	397,938	$	425,082	$	(27,144)	
Depreciation and amortization		98,432		92,331		6,101	
Real estate taxes		61,864		63,844		(1,980)	
Property operating expenses		74,334		68,531		5,803	
General and administrative		43,087		39,152		3,935	
Gain on sale of real estate		353		18,648		(18,295)	
Interest income		1,107		360		747	
Interest and debt expense		58,979		57,938		1,041	
Income tax expense		2,903		1,139		1,764	

Total revenue decreased by $27.1 million to $397.9 million in the year ended December 31, 2022 from $425.1 million in the year ended December 31, 2021. The decrease is primarily attributable to:

- $47.5 million decrease in non-cash revenues driven by accelerated amortization of below-market intangible liabilities in connection with certain lease terminations in 2021; and
- $0.8 million decrease in management and development fee income; offset by
- $16.2 million increase as a result of property acquisitions net of dispositions;
- $3.2 million decrease in rental revenue deemed uncollectible; and
- $1.8 million net increase in property rentals and tenant reimbursements due to rent commencements, contractual rent increases and higher tenant sales.

Depreciation and amortization increased by $6.1 million to $98.4 million in the year ended December 31, 2022 from $92.3 million in the year ended December 31, 2021. The increase is primarily attributable to:

- $9.7 million increase as a result of property acquisitions net of dispositions; offset by
- $3.6 million decrease due to assets taken out of service for active redevelopment projects and write-offs of fully depreciated assets and lease intangibles as a result of lease terminations and recurring depreciation.

Real estate tax expense decreased by $2.0 million to $61.9 million in the year ended December 31, 2022 from $63.8 million in the year ended December 31, 2021. The decrease is primarily attributable to:

- $2.4 million decrease as a result of successful tax appeals and lowered assessments; and
- $2.1 million of real estate taxes capitalized in connection with active development, redevelopment and anchor repositioning projects; offset by
- $2.5 million increase as a result of property acquisitions net of dispositions.

Property operating expenses increased by $5.8 million to $74.3 million in the year ended December 31, 2022 from $68.5 million in the year ended December 31, 2021. The increase is primarily attributable to:

- $3.0 million higher common area maintenance expenses across the portfolio as a result of increased repairs and maintenance, utility usage, cleaning, and landscaping at our properties in 2022 and spend reductions in 2021; and
- $2.8 million increase as a result of property acquisitions net of dispositions.

General and administrative expenses increased by $3.9 million to $43.1 million in the year ended December 31, 2022 from $39.2 million in the year ended December 31, 2021. The increase is primarily attributable to:

- $2.5 million of executive transition costs including accelerated amortization of unvested equity awards recognized during 2022; and
- $1.4 million increase in professional fees, marketing, transaction and other expenses.

A gain on the sale of real estate of $0.4 million was recognized in 2022 in connection with the release of escrow funds related to a property disposed of in a prior period. We recognized a gain on sale of real estate of $18.6 million in 2021 related to the sale of three properties and one property parcel.

Interest income increased by $0.7 million to $1.1 million in the year ended December 31, 2022 from $0.4 million in the year ended December 31, 2021. The increase is primarily attributable to an increase in interest rates on our cash deposits.

Interest and debt expense increased by $1.0 million to $59.0 million in the year ended December 31, 2022 from $57.9 million in the year ended December 31, 2021. The increase is primarily attributable to:

- $4.3 million increase in interest expense in connection with the mortgage loans obtained for the acquisitions of Woodmore Towne Centre in December 2021 and The Shops at Riverwood in June 2022; and
- $3.1 million increase in interest expense due to higher rates on our variable rate loans and the refinancing of our mortgage loans at Plaza at Cherry Hill and Plaza at Woodbridge in the second quarter of 2022; offset by
- $6.4 million increase in capitalized interest expense due to an increase in active development, redevelopment and anchor repositioning projects.

Income tax expense increased by $1.8 million to $2.9 million in the year ended December 31, 2022 from $1.1 million in the year ended December 31, 2021. The increase is primarily attributable to the performance of our properties in Puerto Rico and final adjustments to state and local income taxes in 2021.

Comparison of the Year Ended December 31, 2021 to December 31, 2020

Discussions of 2020 items and comparisons between the year ended December 31, 2021 and 2020, respectively, that are not included in this Report can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Non-GAAP Financial Measures

We use NOI internally to make investment and capital allocation decisions and to compare the unlevered performance of our properties to our peers. Further, we believe NOI is useful to investors as a performance measure because, when compared across periods, NOI reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and disposition activity on an unleveraged basis, providing perspective not immediately apparent from net income. The most directly comparable GAAP financial measure to NOI is net income. NOI excludes certain components from net income in order to provide results that are more closely related to a property's results of operations. We calculate NOI by adjusting net income to add back depreciation and amortization expense, general and administrative expenses, casualty and real estate impairment losses, interest and debt expense, income tax expense and non-cash lease expense, and deduct management and development fee income from non-owned properties, gains on sale of real estate, interest income, non-cash rental income resulting from the straight-lining of rents and amortization of acquired below market leases net of above market leases. NOI should not be considered a substitute for net income and may not be comparable to similarly titled measures employed by others.

We calculate same-property NOI using net income as defined by GAAP reflecting only those income and expense items that are reflected in NOI (as described above) and excluding properties that were under development, redevelopment or that involve anchor repositioning where a substantial portion of the gross leasable area is taken out of service, and also excluding properties acquired or sold during the periods being compared. We also exclude for the following items in calculating same-property NOI: lease termination fees, bankruptcy settlement income, and income and expenses that we do not believe are representative of ongoing operating results, if any. As such, same-property NOI assists in eliminating disparities in net income due to the development, redevelopment, acquisition or disposition of properties during the periods presented, and thus provides a more consistent performance measure for the comparison of the operating performance of the Company's properties, which the Company believes to be useful to investors. Same-property NOI should not be considered a substitute for net income and may not be comparable to similarly titled measures employed by others.

Throughout this section, we have provided certain information on a "same-property" basis which includes the results of operations that were owned and operated for the entirety of the reporting periods being compared, which total 68 properties for the years ended December 31, 2022 and 2021. Information provided on a same-property basis excludes properties that were under development, redevelopment or that involve anchor repositioning where a substantial portion of the gross leasable area is taken out of service and also excludes properties acquired or sold during the periods being compared. While there is judgment surrounding changes in designations, a property is removed from the same-property pool when a property is considered to be a redevelopment property because it is undergoing significant renovation or retenanting pursuant to a formal plan and is expected to have a significant impact on property operating income based on the retenanting that is occurring. A development or redevelopment property is moved back to the same-property pool once a substantial portion of the NOI growth expected from the development or redevelopment is reflected in both the current and comparable prior year period, generally one year after at least 80% of the expected NOI from the project is realized on a cash basis. Acquisitions are moved into the same-property pool once we have owned the property for the entirety of the comparable periods and the property is not under significant development or redevelopment.

Same-property NOI increased by $8.2 million, or 4.1%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. Same-property NOI, including properties in redevelopment, increased by $6.4 million, or 2.9%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. The comparability of results for the years ended December 31, 2022 and 2021 were impacted by the write-off and subsequent collection of rental revenues previously deemed uncollectible, as well as lease modifications executed in 2021.

The following table reconciles net income to NOI and same-property NOI for the years ended December 31, 2022 and 2021.

(Amounts in thousands)	For the year ended December 31,	
	2022	2021
Net income	$ 47,339	$ 107,815
Other expense	(125)	(561)
Depreciation and amortization	98,432	92,331
General and administrative expense	43,087	39,152
Real estate impairment loss	—	468
Gain on sale of real estate	(353)	(18,648)
Interest income	(1,107)	(360)
Interest and debt expense	58,979	57,938
Income tax expense	2,903	1,139
Non-cash revenue and expenses[1]	(8,257)	(55,463)
NOI	240,898	223,811
Adjustments:		
Sunrise Mall net operating loss	2,544	3,031
Tenant bankruptcy settlement income and lease termination income	(822)	(1,313)
Real estate tax settlements related to prior periods[2]	(1,441)	—
Non-same property NOI and other[3]	(31,117)	(23,687)
Same-property NOI	$ 210,062	$ 201,842
Adjustments:		
NOI related to properties being redeveloped	19,054	20,915
Same-property NOI including properties in redevelopment	$ 229,116	$ 222,757

[1] Amount for the year ended December 31, 2021 includes accelerated amortization of $45.9 million of below-market intangible liabilities (classified within rental revenue in the consolidated statements of income and comprehensive income).

[2] NOI for the year ended December 31, 2022 includes $1.4 million of prior year real estate tax adjustments for the settlement of successful appeals.

[3] Non-same property NOI includes NOI related to properties being redeveloped and properties acquired or disposed in the period.

Funds From Operations

FFO applicable to diluted common shareholders for the year ended December 31, 2022 was $145.2 million compared to $180.3 million for the year ended December 31, 2021.

We calculate FFO in accordance with the National Association of Real Estate Investment Trusts' (''Nareit'') definition. Nareit defines FFO as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of depreciable real estate and land when connected to the main business of a REIT, impairments on depreciable real estate or land related to a REIT's main business, earnings from consolidated partially owned entities, and rental property depreciation and amortization expense. We believe FFO is a meaningful non-GAAP financial measure useful in comparing our levered operating performance from period to period both internally and among our peers because this non-GAAP measure excludes net gains on sales of depreciable real estate, real estate impairment losses, rental property depreciation and amortization expense which implicitly assumes that the value of real estate diminishes predictably over time rather than fluctuating based on market conditions. We believe the presentation of comparable period operating results generated from FFO provides useful information to investors because the definition excludes items included in net income that do not relate to, or are not, indicative of our operating and financial performance, such as depreciation and amortization related to real estate, and items which can make periodic and peer analyses of operating and financial performance more difficult, such as gains (or losses) from sales of depreciable real estate and land when connected to the main business of a REIT and impairments on depreciable real estate or land related to a REIT's main business. FFO does not represent cash flows from operating activities in accordance with GAAP, should not be considered an alternative to net income as an indication of our performance, and is not indicative of cash flow as a measure of liquidity or our ability to make cash distributions. FFO may not be comparable to similarly titled measures employed by others.

The following table reflects the reconciliation of net income to FFO for the years ended December 31, 2022 and 2021.

(Amounts in thousands)	For the year ended December 31,	
	2022	**2021**
Net income	$ 47,339	$ 107,815
Less net (income) loss attributable to noncontrolling interests in:		
Operating partnership	(1,895)	(4,296)
Consolidated subsidiaries	726	(833)
Net income attributable to common shareholders	46,170	102,686
Adjustments:		
Rental property depreciation and amortization	97,460	91,468
Gain on sale of real estate	(353)	(18,648)
Real estate impairment loss	—	468
Limited partnership interests in operating partnership[1]	1,895	4,296
FFO applicable to diluted common shareholders	$ 145,172	$ 180,270

[1] Represents earnings allocated to Long-Term Incentive Plan ("LTIP") and Operating Partnership ("OP") unitholders for unissued common shares, which have been excluded for purposes of calculating earnings per diluted share for the periods presented because they are anti-dilutive.

Liquidity and Capital Resources

Due to the nature of our business, the cash generated from operations is primarily paid to our shareholders and unitholders of the Operating Partnership in the form of distributions. Our status as a REIT requires that we generally distribute at least 90% of our REIT's ordinary taxable income each year. Our Board of Trustees declared a quarterly dividend of $0.16 per common share and OP unit for each of the four quarters in 2022, or an annual rate of $0.64. Historically, we have paid regular cash dividends; however, the timing, declaration, amount and payment of distributions to shareholders and unitholders of the Operating Partnership fall within the discretion of our Board of Trustees. Our Board of Trustees' decisions regarding the payment of dividends depend on many factors, such as maintaining our REIT status, our financial condition, earnings, capital requirements, debt service obligations, limitations under our financing arrangements, industry practice, legal requirements, regulatory constraints, and other factors.

Property rental income is our primary source of cash flow and is dependent on a number of factors, including our occupancy level and rental rates, as well as our tenants' ability to pay rent. Our properties have historically provided us with a relatively consistent stream of cash flow that enables us to pay operating expenses, debt service and recurring capital expenditures. Other sources of liquidity to fund cash requirements include proceeds from financings, equity offerings and asset sales. Additionally, we have an $800 million revolving credit agreement with certain financial institutions which has a maturity date of February 9, 2027 and includes two six-month extension options. See Note 6 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for more information on our revolving credit agreement.

Our short-term cash requirements consist of normal recurring operating expenses, lease obligations, regular debt service requirements, general and administrative expenses, expenditures related to leasing activity and distributions to shareholders and unitholders of the Operating Partnership. Our long-term capital requirements consist primarily of maturities under our long-term debt agreements, development and redevelopment costs and potential acquisitions. We have approximately $329 million of debt maturing within the next 12 months related to mortgage loans encumbering three of our properties and are actively exploring our options to refinance them.

At December 31, 2022, we had cash and cash equivalents, including restricted cash, of $128.8 million and no amounts drawn on our $800 million revolving credit agreement. These amounts are readily available to fund the debt obligations discussed above which are coming due within the next year.

Summary of Cash Flows

Cash and cash equivalents, including restricted cash, was $128.8 million at December 31, 2022, compared to $219.8 million as of December 31, 2021, a decrease of $91.1 million.

Our cash flow activities are summarized as follows:

(Amounts in thousands)	Year Ended December 31,	
	2022	**2021**
Net cash provided by operating activities	$ 139,618	$ 135,273
Net cash used in investing activities	(151,913)	(311,160)
Net cash used in financing activities	(78,767)	(23,530)

Operating Activities

Net cash provided by operating activities primarily consists of cash inflows from rental revenue and cash outflows for property operating expenses, general and administrative expenses and interest and debt expense.

Net cash provided by operating activities for the year ended December 31, 2022 increased by $4.3 million as compared to December 31, 2021, due to new lease commencements and collection of previously billed and deferred amounts from 2021.

Investing Activities

Net cash used in investing activities is impacted by the timing and extent of our real estate development, capital improvements, and acquisition and disposition activities during the period.

Net cash used in investing activities for the year ended December 31, 2022, decreased by $159.2 million compared to December 31, 2021 due to a (i) $216.4 million decrease in cash used for acquisitions, offset by (ii) $36.5 million decrease in cash provided by the sale of properties and operating leases, and (iii) $20.7 million increase in cash used for real estate development and capital improvements.

The Company has 25 active development, redevelopment or anchor repositioning projects with total estimated costs of $216.0 million, of which $56.3 million has been incurred and $159.7 million remains to be funded as of December 31, 2022.

The following summarizes capital expenditures presented on a cash basis for the years ended December 31, 2022 and 2021:

| | Year Ended December 31, | |
	2022	2021
(Amounts in thousands)		
Capital expenditures:		
Development and redevelopment costs	$ 77,360	$ 76,750
Capital improvements	36,285	14,944
Tenant improvements and allowances	2,399	3,683
Total capital expenditures	$ 116,044	$ 95,377

Financing Activities

Net cash used in financing activities is impacted by the timing and extent of issuances of debt and equity securities, distributions paid to common shareholders and unitholders of the Operating Partnership as well as principal and other payments associated with our outstanding indebtedness.

Net cash used in financing activities for the year ended December 31, 2022, increased by $55.2 million from the year ended December 31, 2021 primarily due to (i) $80.2 million increase in debt repayments primarily related to the refinancing of the mortgage loans encumbering Plaza at Cherry Hill and Plaza at Woodbridge in 2022, (ii) $13.8 million decrease in proceeds from borrowings under mortgage loans, (iii) $7.3 million of deferred financing fees paid in 2022 in connection with the increase and extension of our line of credit under our revolving credit agreement and the refinancing of our loans at Plaza at Cherry Hill and Plaza at Woodbridge, and (iv) $4.6 million decrease in cash contributed by noncontrolling interests, offset by (v) $50.7 million decrease in distributions paid to shareholders and unitholders of the Operating Partnership for the declaration of a special dividend in the fourth quarter of 2020, paid in January 2021.

On June 23, 2022, in conjunction with the refinancing of the mortgage loan encumbering our property Plaza at Woodbridge, we entered into an interest rate cap agreement (the "Cap Agreement") with a third party to limit the maximum SOFR of our floating rate debt to 3%. On the date of the Cap Agreement, we elected to designate cash flow hedge accounting for this derivative instrument. Refer to Note 3 and Note 9 in Part II, Item 8 of this Annual Report on Form 10-K for more information related to derivatives and hedging.

On August 9, 2022, we amended and restated our revolving credit agreement to, among other things, increase the available amount under the facility by $200 million to $800 million and extend the maturity date to February 9, 2027, with two six-month extension options. Borrowings under the credit facility may be used to finance pre-development costs, development costs, acquisitions, working capital, equity investments, debt investments, capital expenditures and repayment of indebtedness, to pay fees and expenses incurred in connection with the amended and restated revolving credit agreement and for other general corporate purposes. As of December 31, 2022, there were no amounts drawn on the facility. Refer to Note 6 in Part II, Item 8 of this Annual Report on Form 10-K for more information related to our revolving credit agreement.

On August 15, 2022, we entered into an equity distribution agreement with various sales agents, pursuant to which we may offer and sell common shares, par value $0.01 per share, with an aggregate gross sales price of up to $250 million (the "ATM Program"). The ATM Program replaces the Company's previous at-the-market program established in June 2021. As of December 31, 2022 we have not issued any common shares under the ATM Program. Refer to Note 14, Equity and Noncontrolling Interest, in Part II, Item 8 of this Annual Report on Form 10-K for more information related to this program.

Contractual Obligations

We have contractual obligations related to our mortgage loans that are both fixed and variable. Our variable rate loans bear interest at a floating rate based on LIBOR, SOFR and the Prime Rate plus an applicable margin ranging from 0.5% to 2.26%. When LIBOR is discontinued, the interest rates of our LIBOR-indexed debt following such event will be based on either alternate base rates, such as SOFR, or agreed upon replacement rates. We do not anticipate that the discontinuation of LIBOR will impact our ability to borrow or maintain already outstanding borrowings, but it could result in higher interest rates and accordingly, higher costs of borrowing to us. Further information on our mortgage loans can be found in Note 6 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K. In addition, we have contractual obligations for certain properties that are subject to long-term ground and building leases where a third party owns and has leased the underlying land to us. We also have non-cancelable operating leases pertaining to office space from which we conduct our business. Below is a summary of our contractual obligations as of December 31, 2022:

(Amounts in thousands)		Commitments Due by Period				
		Total	**Less than 1 year**	**1 to 3 years**	**3 to 5 years**	**More than 5 years**
Contractual cash obligations						
Long-term debt obligations[1]	$	1,971,471	$ 412,788	$ 340,947	$ 614,539	$ 603,197
Operating lease obligations[2]		82,875	9,321	15,286	12,661	45,607
Finance lease obligations[2]		6,750	109	218	251	6,172
	$	2,061,096	$ 422,218	$ 356,451	$ 627,451	$ 654,976

[1] Includes interest and principal payments. Interest on variable rate debt is computed using rates in effect as of December 31, 2022. See <u>Note 6</u> to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for further information.

[2] See <u>Note 8</u> to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for further information.

Additional contractual obligations that have been excluded from this table are as follows:

- Obligations related to construction and development contracts, since amounts are not fixed or determinable. Such contracts will generally be due over the next two years;

- Obligations related to maintenance contracts, since these contracts typically can be canceled upon 30 to 60 days' notice without penalty;

- Obligations related to employment contracts with certain executive officers, since all agreements are subject to cancellation by either the Company or the executive without cause upon notice; and

- Recorded debt premiums or discounts that are not obligations.

We believe that cash flows from our current operations, cash on hand, our line of credit under our revolving credit agreement, the potential to refinance our loans and our general ability to access the capital markets will be sufficient to finance our operations and fund our obligations in both the short-term and long-term.

Cybersecurity

Cybersecurity is an integral part of the Board of Trustees' and the Audit Committee's risk analysis and discussions with management. As we see increased reliance on information technology in the workplace and our business operations, and a shift to remote and hybrid work schedules, Urban Edge has employed several measures to mitigate cyber risks.

In addition to a dedicated information technology and cybersecurity team monitoring our daily operations, the Company engages an independent third-party cybersecurity team for advisory services and penetration testing. We also have a Cyber Risk Committee which works in conjunction with the Computer Incident Response Team ("CIRT") to develop strategies to mitigate risks and to address any cyber issues that may arise. The Cyber Risk Committee meets quarterly to review emerging threats, controls, and procedures.

We utilize a risk-based approach following the National Institute of Standards and Technology ("NIST") Cybersecurity Framework (CSF), and Microsoft best practices. Our policies and procedures are reviewed and updated annually by the Cyber Risk Committee and incorporate third-party assessments to benchmark ourselves against industry standards. The Company utilizes advanced endpoint protection, firewalls, intrusion detection and prevention, threat intelligence, security event logging and correlation, and backup and redundancy systems. The Company also has cybersecurity coverage incorporated in its insurance policies.

We apprise employees of emerging risks and require them to undergo quarterly security awareness trainings. Additionally, we conduct internal phishing and other exercises to gauge the effectiveness of the trainings and assess the need for additional training.

Termination of Management Agreements with Vornado

In connection with the Company's spin-off from Vornado Realty Trust ("Vornado") in January 2015, the Company and Vornado entered into management agreements under which the Company provided management, development, leasing and other services to certain properties owned by Vornado and its affiliates, including Interstate Properties ("Interstate"), a partnership in which Steven Roth, Chairman of the Board and Chief Executive Officer of Vornado and a member of our Board of Trustees, is the managing general partner, and Alexander's, Inc., a company that Vornado owns a material interest in. Effective March 31, 2022, the Company and Vornado agreed to terminate these management agreements.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We have exposure to fluctuations in interest rates, which are sensitive to many factors that are beyond our control. The following table discusses our exposure to hypothetical changes in market rates of interest on interest expense for our variable rate debt and fixed-rate debt. Interest rate risk amounts were determined by considering the impact of hypothetical interest rates on our debt. This analysis does not take into account all of the factors that may affect our debt, such as the effect that a changing interest rate environment could have on the overall level of economic activity or the action that our management might take to reduce our exposure to the change. This analysis assumes no change in our financial structure. Our exposure to a change in interest rates is summarized in the table below. As of December 31, 2022, our variable rate debt outstanding had rates indexed to LIBOR, SOFR, and the Prime Rate.

(Amounts in thousands)	2022			2021	
	December 31, Balance	Weighted Average Interest Rate	Effect of 1% Change in Base Rates	December 31, Balance	Weighted Average Interest Rate
Variable Rate	$ 159,198	6.11%	$ 1,592	$ 161,084	1.85%
Fixed Rate	1,540,293	4.09%	— [2]	1,534,324	4.10%
	$ 1,699,491 [1]		$ 1,592	$ 1,695,408 [1]	

[1] Excludes unamortized debt issuance costs of $7.8 million and $8.2 million as of December 31, 2022 and December 31, 2021, respectively.

[2] If the weighted average interest rate of our fixed rate debt increased by 1% (i.e. due to refinancing at higher rates), annualized interest expense would increase by approximately $15.4 million based on outstanding balances as of December 31, 2022.

We may utilize various financial instruments to mitigate the impact of interest rate fluctuations on our cash flows and earnings, including hedging strategies, depending on our analysis of the interest rate environment and the costs and risks of such strategies. We do not enter into any financial instrument agreements, such as derivative agreements, for speculation or trading purposes. As of December 31, 2022, the Company was a counterparty to two interest rate derivative agreements which have been designated as cash flow hedges.

On June 23, 2022, in connection with the refinancing of one of our variable rate loans, we entered into a one-year interest rate cap agreement for a purchase price of approximately $0.3 million. The cap agreement has an expiration date of July 1, 2023 and limits the maximum SOFR of the variable loan it is hedged with to 3%. This derivative instrument is assessed quarterly and as of December 31, 2022 meets the criteria of an effective hedge.

Fair Value of Debt

The estimated fair value of our consolidated debt is calculated based on current market prices and discounted cash flows at the current rate at which similar loans would be made to borrowers with similar credit ratings for the remaining term of such debt. As of December 31, 2022, the estimated fair value of our consolidated debt was $1.5 billion.

Other Market Risks

As of December 31, 2022, we had no material exposure to any other market risks (including foreign currency exchange risk or commodity price risk).

In making this determination and for purposes of the SEC's market risk disclosure requirements, we have estimated the fair value of our financial instruments at December 31, 2022 based on pertinent information available to management as of that date. Although management is not aware of any factors that would significantly affect the estimated amounts as of December 31, 2022, future estimates of fair value and the amounts which may be paid or realized in the future may differ significantly from amounts presented.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
FINANCIAL STATEMENT SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Trustees of Urban Edge Properties

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Urban Edge Properties and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Real Estate Impairment —Refer to Notes 3 and 9 to the financial statements

Critical Audit Matter Description

The Company's real estate assets are individually evaluated for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company's evaluation of the recoverability of real estate assets involves the comparison of the projected undiscounted future cash flows expected to be generated by each real estate asset over the Company's estimated holding period to the respective carrying amount. The Company's undiscounted future cash flow analyses require management to make significant estimates, including estimated terminal values determined using appropriate capitalization rates. Total real estate assets as of December 31, 2022 had a net book value of $2.5 billion.

Given that the Company's estimated capitalization rates used in the evaluation of impairment of real estate assets is a significant assumption made by management, performing audit procedures to evaluate the reasonableness of management's undiscounted future cash flow analyses required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's estimated capitalization rates used in the evaluation of impairment of real estate assets included the following, among others:

- We tested the effectiveness of the Company's internal controls over management's evaluation of the recoverability of real estate, including internal controls over management's determination of the reasonableness of the applicable capitalization rates.

- We inquired with management regarding their determination of the capitalization rates and evaluated the consistency of the capitalization rates used with evidence obtained in other areas of our audit.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the Company's estimated capitalization rates by:

  ◦ Testing the source information underlying the determination of the capitalization rates by evaluating the reasonableness of the capitalization rates used by management with independent market data, focusing on key factors, including geographical location, tenant composition, and property type.

  ◦ Developing a range of independent estimates of capitalization rates and comparing those to the capitalization rates selected by management.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 14, 2023

We have served as the Company's auditor since 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Urban Edge Properties LP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Urban Edge Properties LP and subsidiaries (the "Operating Partnership") as of December 31, 2022 and 2021, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Operating Partnership as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Operating Partnership's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2023, expressed an unqualified opinion on the Operating Partnership's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on the Operating Partnership's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Operating Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Real Estate Impairment —Refer to Notes 3 and 9 to the financial statements

Critical Audit Matter Description

The Operating Partnership's real estate assets are individually evaluated for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. The Operating Partnership's evaluation of the recoverability of real estate assets involves the comparison of the projected undiscounted future cash flows expected to be generated by each real estate asset over the Operating Partnership's estimated holding period to the respective carrying amount. The Operating Partnership's undiscounted future cash flow analyses require management to make significant estimates, including estimated terminal values determined using appropriate capitalization rates. Total real estate assets as of December 31, 2022 had a net book value of $2.5 billion.

Given that the Operating Partnership's estimated capitalization rates used in the evaluation of impairment of real estate assets is a significant assumption made by management, performing audit procedures to evaluate the reasonableness of management's undiscounted future cash flow analyses required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Operating Partnership's estimated capitalization rates used in the evaluation of impairment of real estate assets included the following, among others:

- We tested the effectiveness of the Operating Partnership's internal controls over management's evaluation of the recoverability of real estate, including internal controls over management's determination of the reasonableness of the applicable capitalization rates.

- We inquired with management regarding their determination of the capitalization rates and evaluated the consistency of the capitalization rates used with evidence obtained in other areas of our audit.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the Operating Partnership's estimated capitalization rates by:

  - Testing the source information underlying the determination of the capitalization rates by evaluating the reasonableness of the capitalization rates used by management with independent market data, focusing on key factors, including geographical location, tenant composition, and property type.

  - Developing a range of independent estimates of capitalization rates and comparing those to the capitalization rates selected by management.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 14, 2023

We have served as the Operating Partnership's auditor since 2016.

URBAN EDGE PROPERTIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31, 2022	December 31, 2021
ASSETS		
Real estate, at cost:		
Land	$ 535,770	$ 543,827
Buildings and improvements	2,468,385	2,441,797
Construction in progress	314,190	212,296
Furniture, fixtures and equipment	8,539	7,530
Total	3,326,884	3,205,450
Accumulated depreciation and amortization	(791,485)	(753,947)
Real estate, net	2,535,399	2,451,503
Operating lease right-of-use assets	64,161	69,361
Cash and cash equivalents	85,518	164,478
Restricted cash	43,256	55,358
Tenant and other receivables	17,523	15,812
Receivables arising from the straight-lining of rents	64,713	62,692
Identified intangible assets, net of accumulated amortization of $40,983 and $37,361, respectively	62,856	71,107
Deferred leasing costs, net of accumulated amortization of $20,107 and $17,641, respectively	26,799	20,694
Prepaid expenses and other assets	77,207	74,111
Total assets	$ 2,977,432	$ 2,985,116
LIABILITIES AND EQUITY		
Liabilities:		
Mortgages payable, net	$ 1,691,690	$ 1,687,190
Operating lease liabilities	59,789	64,578
Accounts payable, accrued expenses and other liabilities	102,519	84,829
Identified intangible liabilities, net of accumulated amortization of $40,816 and $35,029, respectively	93,328	100,625
Total liabilities	1,947,326	1,937,222
Commitments and contingencies (Note 10)		
Shareholders' equity:		
Common shares: $0.01 par value; 500,000,000 shares authorized and 117,450,951 and 117,147,986 shares issued and outstanding, respectively	1,173	1,170
Additional paid-in capital	1,011,293	1,001,253
Accumulated other comprehensive income	629	—
Accumulated deficit	(36,104)	(7,091)
Noncontrolling interests:		
Operating partnership	39,209	39,616
Consolidated subsidiaries	13,906	12,946
Total equity	1,030,106	1,047,894
Total liabilities and equity	$ 2,977,432	$ 2,985,116

See notes to consolidated financial statements.

URBAN EDGE PROPERTIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In thousands, except share and per share amounts)

		Year Ended December 31,	
	2022	**2021**	**2020**
REVENUE			
Rental revenue	$ 396,376	$ 422,467	$ 328,280
Other income	1,562	2,615	1,815
Total revenue	397,938	425,082	330,095
EXPENSES			
Depreciation and amortization	98,432	92,331	96,029
Real estate taxes	61,864	63,844	60,049
Property operating	74,334	68,531	56,126
General and administrative	43,087	39,152	48,682
Casualty and impairment loss	—	468	3,055
Lease expense	12,460	12,872	13,667
Total expenses	290,177	277,198	277,608
Gain on sale of real estate	353	18,648	39,775
Interest income	1,107	360	2,599
Interest and debt expense	(58,979)	(57,938)	(71,015)
Gain on extinguishment of debt	—	—	34,908
Income before income taxes	50,242	108,954	58,754
Income tax (expense) benefit	(2,903)	(1,139)	38,996
Net income	47,339	107,815	97,750
Less net (income) loss attributable to NCI in:			
Operating partnership	(1,895)	(4,296)	(4,160)
Consolidated subsidiaries	726	(833)	(1)
Net income attributable to common shareholders	$ 46,170	$ 102,686	$ 93,589
Earnings per common share - Basic:	$ 0.39	$ 0.88	$ 0.79
Earnings per common share - Diluted:	$ 0.39	$ 0.88	$ 0.79
Weighted average shares outstanding - Basic	117,366	117,029	117,722
Weighted average shares outstanding - Diluted	121,640	121,447	117,902
Net Income	$ 47,339	$ 107,815	$ 97,750
Effective portion of change in fair value of derivatives	656	—	—
Comprehensive income	47,995	107,815	97,750
Less comprehensive income attributable to NCI in:			
Operating partnership	(27)	—	—
Less net (income) loss attributable to NCI in:			
Operating partnership	(1,895)	(4,296)	(4,160)
Consolidated subsidiaries	726	(833)	(1)
Comprehensive income attributable to common shareholders	$ 46,799	$ 102,686	$ 93,589

See notes to consolidated financial statements.

URBAN EDGE PROPERTIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share and per share amounts)

	Common Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated (Deficit) Earnings	Noncontrolling Interests ("NCI")		Total Equity
	Shares	Amount				Operating Partnership	Consolidated Subsidiaries	
Balance, January 1, 2020	121,370,125	$ 1,213	$ 1,019,149	$ —	$ (52,546)	$ 46,536	$ 424	$ 1,014,776
Net income attributable to common shareholders	—	—	—	—	93,589	—	—	93,589
Net income attributable to noncontrolling interests	—	—	—	—	—	4,160	1	4,161
Limited partnership interests:								
Units redeemed for common shares	1,579,389	15	11,129	—	—	—	—	11,144
Reallocation of noncontrolling interests	—	—	8,833	—	—	(19,977)	—	(11,144)
Common shares issued	66,588	1	427	—	(30)	—	—	398
Repurchase of common shares	(5,873,923)	(59)	(54,082)	—	—	—	—	(54,141)
Dividends to common shareholders ($0.68 per share)	—	—	—	—	(80,480)	—	—	(80,480)
Distributions to redeemable NCI ($0.68 per unit)	—	—	—	—	—	(3,386)	—	(3,386)
Contributions from noncontrolling interests	—	—	—	—	—	—	5,447	5,447
Share-based compensation expense			5,871	—	—	11,123	—	16,994
Share-based awards retained for taxes	(127,862)	(1)	(1,464)	—	—	—	—	(1,465)
Balance, December 31, 2020	117,014,317	$ 1,169	$ 989,863	$ —	$ (39,467)	$ 38,456	$ 5,872	$ 995,893
Net income attributable to common shareholders	—	—	—	—	102,686	—	—	102,686
Net income attributable to noncontrolling interests	—	—	—	—	—	4,296	833	5,129
Limited partnership interests:								
Units redeemed for common shares	100,000	—	840	—	—	(6,302)	—	(5,462)
Reallocation of noncontrolling interests	—	—	8,206	—	—	(2,744)	—	5,462
Common shares issued	46,731	1	509	—	(144)	—	—	366
Dividends to common shareholders ($0.60 per share)	—	—	—	—	(70,166)	—	—	(70,166)
Distributions to redeemable NCI ($0.60 per unit)	—	—	—	—	—	(2,864)	—	(2,864)
Contributions from noncontrolling interests	—	—	—	—	—	—	6,241	6,241
Share-based compensation expense	—	—	2,045	—	—	8,774	—	10,819
Share-based awards retained for taxes	(13,062)	—	(210)	—	—	—	—	(210)
Balance, December 31, 2021	117,147,986	$ 1,170	$ 1,001,253	$ —	$ (7,091)	$ 39,616	$ 12,946	$ 1,047,894
Net income attributable to common shareholders	—	—	—	—	46,170	—	—	46,170
Net income (loss) attributable to noncontrolling interests	—	—	—	—	—	1,895	(726)	1,169
Other comprehensive income	—	—	—	629	—	27	—	656
Limited partnership interests:								
Units redeemed for common shares	250,000	3	2,121	—	—	2,124	—	4,248
Reallocation of noncontrolling interests	—	—	6,126	—	—	(10,374)	—	(4,248)
Common shares issued	60,193	—	466	—	(84)	—	—	382
Dividends to common shareholders ($0.64 per share)	—	—	—	—	(75,099)	—	—	(75,099)
Distributions to redeemable NCI ($0.64 per unit)	—	—	—	—	—	(3,109)	—	(3,109)
Contributions from noncontrolling interests	—	—	—	—	—	—	1,686	1,686
Share-based compensation expense	—	—	1,456	—	—	9,030	—	10,486
Share-based awards retained for taxes	(7,228)	—	(129)	—	—	—	—	(129)
Balance, December 31, 2022	117,450,951	$ 1,173	$ 1,011,293	$ 629	$ (36,104)	$ 39,209	$ 13,906	$ 1,030,106

See notes to consolidated financial statements.

URBAN EDGE PROPERTIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 47,339	$ 107,815	$ 97,750
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	100,787	94,135	97,751
Gain on sale of real estate	(353)	(18,648)	(39,775)
Amortization of below market leases, net	(6,660)	(55,173)	(10,624)
Noncash lease expense	7,051	6,802	7,522
Straight-lining of rent	(2,020)	(878)	10,523
Share-based compensation expense	10,486	10,819	16,994
Casualty and impairment loss	—	468	3,055
Gain on extinguishment of debt	—	—	(34,908)
Change in operating assets and liabilities:			
Tenant and other receivables	(1,712)	(139)	5,892
Deferred leasing costs	(8,660)	(5,818)	(1,218)
Prepaid and other assets	854	5,661	(41,982)
Lease liabilities	(6,641)	(6,227)	(6,680)
Accounts payable, accrued expenses and other liabilities	(853)	(3,544)	8,522
Net cash provided by operating activities	139,618	135,273	112,822
CASH FLOWS FROM INVESTING ACTIVITIES			
Real estate development and capital improvements	(116,044)	(95,377)	(28,522)
Acquisitions of real estate	(36,222)	(252,632)	(124,340)
Proceeds from sale of operating properties	353	34,482	54,402
Proceeds from sale of operating lease	—	2,367	—
Net cash used in investing activities	(151,913)	(311,160)	(98,460)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings	103,413	117,200	90,250
Debt repayments	(98,334)	(18,192)	(89,302)
Dividends paid to common shareholders	(75,099)	(123,998)	(26,647)
Distributions paid to redeemable noncontrolling interests	(3,109)	(4,937)	(1,314)
Taxes withheld for vested restricted shares	(129)	(210)	(1,465)
Debt issuance costs	(7,292)	—	(3,471)
Purchase of interest rate cap	(285)	—	—
Proceeds related to the issuance of common shares	382	366	398
Contributions from noncontrolling interests	1,686	6,241	5,447
Cash paid to repurchase shares	—	—	(54,141)
Net cash used in financing activities	(78,767)	(23,530)	(80,245)
Net decrease in cash and cash equivalents and restricted cash	(91,062)	(199,417)	(65,883)
Cash and cash equivalents and restricted cash at beginning of year	219,836	419,253	485,136
Cash and cash equivalents and restricted cash at end of year	$ 128,774	$ 219,836	$ 419,253

See notes to consolidated financial statements

	Year Ended December 31,					
		2022		2021		2020
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION						
Cash payments for interest net of amounts capitalized of $8,512, $2,023 and $715, respectively	$	55,740	$	58,621	$	68,113
Cash payments for income taxes		913		4,663		499
NON-CASH INVESTING AND FINANCING ACTIVITIES						
Accrued capital expenditures included in accounts payable and accrued expenses		34,673		18,702		5,808
Write-off of fully depreciated and impaired assets		8,733		10,706		21,447
Forgiveness of mortgage debt		—		—		30,000
Assumption of debt from the acquisition of real estate		—		—		72,473
Dividend/distribution declared and paid in subsequent period		—		—		55,905
RECONCILIATION OF CASH AND CASH EQUIVALENTS AND RESTRICTED CASH						
Cash and cash equivalents at beginning of year	$	164,478	$	384,572	$	432,954
Restricted cash at beginning of year		55,358		34,681		52,182
Cash and cash equivalents and restricted cash at beginning of year	$	219,836	$	419,253	$	485,136
Cash and cash equivalents at end of year	$	85,518	$	164,478	$	384,572
Restricted cash at end of year		43,256		55,358		34,681
Cash and cash equivalents and restricted cash at end of year	$	128,774	$	219,836	$	419,253

See notes to consolidated financial statements.

URBAN EDGE PROPERTIES LP
CONSOLIDATED BALANCE SHEETS
(In thousands, except unit and per unit amounts)

	December 31, 2022	December 31, 2021
ASSETS		
Real estate, at cost:		
Land	$ 535,770	$ 543,827
Buildings and improvements	2,468,385	2,441,797
Construction in progress	314,190	212,296
Furniture, fixtures and equipment	8,539	7,530
Total	3,326,884	3,205,450
Accumulated depreciation and amortization	(791,485)	(753,947)
Real estate, net	2,535,399	2,451,503
Operating lease right-of-use assets	64,161	69,361
Cash and cash equivalents	85,518	164,478
Restricted cash	43,256	55,358
Tenant and other receivables	17,523	15,812
Receivables arising from the straight-lining of rents	64,713	62,692
Identified intangible assets, net of accumulated amortization of $40,983 and $37,361, respectively	62,856	71,107
Deferred leasing costs, net of accumulated amortization of $20,107 and $17,641, respectively	26,799	20,694
Prepaid expenses and other assets	77,207	74,111
Total assets	$ 2,977,432	$ 2,985,116
LIABILITIES AND EQUITY		
Liabilities:		
Mortgages payable, net	$ 1,691,690	$ 1,687,190
Operating lease liabilities	59,789	64,578
Accounts payable, accrued expenses and other liabilities	102,519	84,829
Identified intangible liabilities, net of accumulated amortization of $40,816 and $35,029, respectively	93,328	100,625
Total liabilities	1,947,326	1,937,222
Commitments and contingencies (Note 10)		
Equity:		
Partners' capital:		
General partner: 117,450,951 and 117,147,986 units outstanding, respectively	1,012,466	1,002,423
Limited partners: 4,713,558 and 4,662,654 units outstanding, respectively	41,810	41,030
Accumulated other comprehensive income	629	—
Accumulated deficit	(38,705)	(8,505)
Total partners' capital	1,016,200	1,034,948
Noncontrolling interest in consolidated subsidiaries	13,906	12,946
Total equity	1,030,106	1,047,894
Total liabilities and equity	$ 2,977,432	$ 2,985,116

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In thousands, except unit and per unit amounts)

		Year Ended December 31,		
	2022		2021	2020
REVENUE				
Rental revenue	$ 396,376	$	422,467	$ 328,280
Other income	1,562		2,615	1,815
Total revenue	397,938		425,082	330,095
EXPENSES				
Depreciation and amortization	98,432		92,331	96,029
Real estate taxes	61,864		63,844	60,049
Property operating	74,334		68,531	56,126
General and administrative	43,087		39,152	48,682
Casualty and impairment loss	—		468	3,055
Lease expense	12,460		12,872	13,667
Total expenses	290,177		277,198	277,608
Gain on sale of real estate	353		18,648	39,775
Interest income	1,107		360	2,599
Interest and debt expense	(58,979)		(57,938)	(71,015)
Gain on extinguishment of debt	—		—	34,908
Income before income taxes	50,242		108,954	58,754
Income tax (expense) benefit	(2,903)		(1,139)	38,996
Net income	47,339		107,815	97,750
Less: net (income) loss attributable to NCI in consolidated subsidiaries	726		(833)	(1)
Net income attributable to unitholders	$ 48,065	$	106,982	$ 97,749
Earnings per unit - Basic:	$ 0.40	$	0.88	$ 0.80
Earnings per unit - Diluted:	$ 0.39	$	0.88	$ 0.80
Weighted average units outstanding - Basic	121,374		120,966	121,957
Weighted average units outstanding - Diluted	121,640		122,107	122,811
Net Income	$ 47,339	$	107,815	$ 97,750
Effective portion of change in fair value of derivatives	656		—	—
Comprehensive income	47,995		107,815	97,750
Less net loss (income) attributable to NCI in consolidated subsidiaries	726		(833)	(1)
Comprehensive income attributable to unitholders	$ 48,721	$	106,982	$ 97,749

See notes to consolidated financial statements.

URBAN EDGE PROPERTIES LP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except unit and per unit amounts)

	Total Shares	General Partner	Total Units	Limited Partners[1]	Accumulated Other Comprehensive Income	Accumulated (Deficit) Earnings	NCI in Consolidated Subsidiaries	Total Equity
Balance, January 1, 2020	121,370,125	$ 1,020,362	5,833,318	$ 50,156	$ —	$ (56,166)	$ 424	$ 1,014,776
Net income attributable to unitholders	—	—	—	—	—	97,749	—	97,749
Net income attributable to noncontrolling interests	—	—	—	—	—	—	1	1
Common units issued as a result of common shares issued by Urban Edge	66,588	428	475,081	—	—	(30)	—	398
Equity redemption of OP Units	1,579,389	11,144	(1,579,389)	—	—	—	—	11,144
Repurchase of common shares	(5,873,923)	(54,141)	—	—	—	—	—	(54,141)
Reallocation of noncontrolling interests	—	8,833	—	(19,977)	—	—	—	(11,144)
Distributions to Partners ($0.68 per unit)	—	—	—	—	—	(83,866)	—	(83,866)
Contributions from noncontrolling interests	—	—	—	—	—	—	5,447	5,447
Share-based compensation expense	—	5,871	—	11,123	—	—	—	16,994
Share-based awards retained for taxes	(127,862)	(1,465)	—	—	—	—	—	(1,465)
Balance, December 31, 2020	117,014,317	$ 991,032	4,729,010	$ 41,302	$ —	$ (42,313)	$ 5,872	$ 995,893
Net income attributable to unitholders	—	—	—	—	—	106,982	—	106,982
Net income attributable to noncontrolling interests	—	—	—	—	—	—	833	833
Common units issued as a result of common shares issued by Urban Edge	46,731	510	33,644	—	—	(144)	—	366
Equity redemption of OP Units	100,000	840	(100,000)	(6,302)	—	—	—	(5,462)
Reallocation of noncontrolling interests	—	8,206	—	(2,744)	—	—	—	5,462
Distributions to Partners ($0.60 per unit)	—	—	—	—	—	(73,030)	—	(73,030)
Contributions from noncontrolling interests	—	—	—	—	—	—	6,241	6,241
Share-based compensation expense	—	2,045	—	8,774	—	—	—	10,819
Share-based awards retained for taxes	(13,062)	(210)	—	—	—	—	—	(210)
Balance, December 31, 2021	117,147,986	$ 1,002,423	4,662,654	$ 41,030	$ —	$ (8,505)	$ 12,946	$ 1,047,894
Net income attributable to unitholders	—	—	—	—	—	48,065	—	48,065
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	(726)	(726)
Other comprehensive income	—	—	—	—	629	27	—	656
Common units issued as a result of common shares issued by Urban Edge	60,193	466	300,904	—	—	(84)	—	382
Equity redemption of OP units	250,000	2,124	(250,000)	2,124	—	—	—	4,248
Reallocation of noncontrolling interests	—	6,126	—	(10,374)	—	—	—	(4,248)
Distributions to Partners ($0.64 per unit)	—	—	—	—	—	(78,208)	—	(78,208)
Contributions from noncontrolling interests	—	—	—	—	—	—	1,686	1,686
Share-based compensation expense	—	1,456	—	9,030	—	—	—	10,486
Share-based awards retained for taxes	(7,228)	(129)	—	—	—	—	—	(129)
Balance, December 31, 2022	117,450,951	$ 1,012,466	4,713,558	$ 41,810	$ 629	$ (38,705)	$ 13,906	$ 1,030,106

[1] Limited partners have a 3.9% common limited partnership interest in the Operating Partnership as of December 31, 2022 in the form of units of interest in the Operating Partnership ("OP Units") and Long-Term Incentive Plan ("LTIP") units.

See notes to consolidated financial statements.

URBAN EDGE PROPERTIES LP
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 47,339	$ 107,815	$ 97,750
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	100,787	94,135	97,751
Gain on sale of real estate	(353)	(18,648)	(39,775)
Amortization of below market leases, net	(6,660)	(55,173)	(10,624)
Noncash lease expense	7,051	6,802	7,522
Straight-lining of rent	(2,020)	(878)	10,523
Share-based compensation expense	10,486	10,819	16,994
Casualty and impairment loss	—	468	3,055
Gain on extinguishment of debt	—	—	(34,908)
Change in operating assets and liabilities:			
Tenant and other receivables	(1,712)	(139)	5,892
Deferred leasing costs	(8,660)	(5,818)	(1,218)
Prepaid and other assets	854	5,661	(41,982)
Lease liabilities	(6,641)	(6,227)	(6,680)
Accounts payable, accrued expenses and other liabilities	(853)	(3,544)	8,522
Net cash provided by operating activities	139,618	135,273	112,822
CASH FLOWS FROM INVESTING ACTIVITIES			
Real estate development and capital improvements	(116,044)	(95,377)	(28,522)
Acquisitions of real estate	(36,222)	(252,632)	(124,340)
Proceeds from sale of operating properties	353	34,482	54,402
Proceeds from sale of operating lease	—	2,367	—
Net cash used in investing activities	(151,913)	(311,160)	(98,460)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings	103,413	117,200	90,250
Debt repayments	(98,334)	(18,192)	(89,302)
Distributions paid to partners	(78,208)	(128,935)	(27,961)
Taxes withheld for vested restricted units	(129)	(210)	(1,465)
Debt issuance costs	(7,292)	—	(3,471)
Purchase of interest rate cap	(285)	—	—
Proceeds related to the issuance of common shares	382	366	398
Contributions from noncontrolling interests	1,686	6,241	5,447
Cash paid to repurchase shares	—	—	(54,141)
Net cash used in financing activities	(78,767)	(23,530)	(80,245)
Net decrease in cash and cash equivalents and restricted cash	(91,062)	(199,417)	(65,883)
Cash and cash equivalents and restricted cash at beginning of year	219,836	419,253	485,136
Cash and cash equivalents and restricted cash at end of year	$ 128,774	$ 219,836	$ 419,253

See notes to consolidated financial statements.

	Year Ended December 31,		
	2022	**2021**	**2020**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash payments for interest net of amounts capitalized of $8,512, $2,023 and $715, respectively	$ 55,740	$ 58,621	$ 68,113
Cash payments for income taxes	913	4,663	499
NON-CASH INVESTING AND FINANCING ACTIVITIES			
Accrued capital expenditures included in accounts payable and accrued expenses	34,673	18,702	5,808
Write-off of fully depreciated and impaired assets	8,733	10,706	21,447
Forgiveness of mortgage debt	—	—	30,000
Assumption of debt from the acquisition of real estate	—	—	72,473
Dividend/distribution declared and paid in subsequent period	—	—	55,905
RECONCILIATION OF CASH AND CASH EQUIVALENTS AND RESTRICTED CASH			
Cash and cash equivalents at beginning of year	$ 164,478	$ 384,572	$ 432,954
Restricted cash at beginning of year	55,358	34,681	52,182
Cash and cash equivalents and restricted cash at beginning of year	$ 219,836	$ 419,253	$ 485,136
Cash and cash equivalents at end of year	$ 85,518	$ 164,478	$ 384,572
Restricted cash at end of year	43,256	55,358	34,681
Cash and cash equivalents and restricted cash at end of year	$ 128,774	$ 219,836	$ 419,253

See notes to consolidated financial statements.

URBAN EDGE PROPERTIES AND URBAN EDGE PROPERTIES LP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

Urban Edge Properties ("UE", "Urban Edge" or the "Company") (NYSE: UE) is a Maryland real estate investment trust focused on managing, developing, redeveloping, and acquiring retail real estate in urban communities, primarily in the Washington, D.C. to Boston corridor. Urban Edge Properties LP ("UELP" or the "Operating Partnership") is a Delaware limited partnership formed to serve as UE's majority-owned partnership subsidiary and to own, through affiliates, all of the Company's real estate properties and other assets. Unless the context otherwise requires, references to "we", "us" and "our" refer to Urban Edge Properties and UELP and their consolidated entities/subsidiaries.

The Operating Partnership's capital includes general and common limited partnership interests in the operating partnership ("OP Units"). As of December 31, 2022, Urban Edge owned approximately 96.1% of the outstanding common OP Units with the remaining limited OP Units held by members of management, Urban Edge's Board of Trustees and contributors of property interests acquired. Urban Edge serves as the sole general partner of the Operating Partnership. The third-party unitholders have limited rights over the Operating Partnership such that they do not have characteristics of a controlling financial interest. As such, the Operating Partnership is considered a variable interest entity ("VIE"), and the Company is the primary beneficiary which consolidates it. The Company's only investment is the Operating Partnership. The VIE's assets can be used for purposes other than the settlement of the VIE's obligations and the Company's partnership interest is considered a majority voting interest.

As of December 31, 2022, our portfolio consisted of 69 shopping centers, five malls and two industrial parks totaling approximately 17.2 million sf, which is inclusive of a 95% controlling interest in Walnut Creek, CA (Mt. Diablo), and an 82.5% controlling interest in Sunrise Mall, in Massapequa, NY.

2. BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for annual financial information and with the instructions of Form 10-K. The consolidated financial statements as of and for the years ended December 31, 2022, 2021 and 2020 reflect the consolidation of the Company, the Operating Partnership, wholly-owned subsidiaries and those entities in which we have a controlling financial interest. All intercompany transactions have been eliminated in consolidation.

In accordance with ASC 205 *Presentation of Financial Statements*, certain prior year balances have been reclassified in order to conform to the current period presentation.

Our primary business is the ownership, management, redevelopment, development and operation of retail shopping centers and malls. We do not distinguish our primary business or group our operations on a geographical basis for purposes of measuring performance. The Company's chief operating decision maker reviews operating and financial information at the individual operating segment. We aggregate all of our properties into one reportable segment due to their similarities with regard to the nature and economics of the properties, tenants and operations, as well as long-term average financial performance.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The most critical accounting policies, which involve the use of estimates and assumptions as to future uncertainties and, therefore, may result in actual amounts that differ from estimates include revenue recognition and collectibility of receivables, acquisitions of real estate and valuation of real estate. For more information on these estimates and policies refer to Part II, Item 7 "Critical Accounting Estimates" of this Annual Report on Form 10-K.

Real Estate — Real estate is carried at cost, net of accumulated depreciation and amortization. Expenditures for ordinary maintenance and repairs are expensed to operations as they are incurred. Significant renovations that improve or extend the useful lives of assets are capitalized. As real estate is undergoing redevelopment activities, all property operating expenses directly associated with and attributable to the redevelopment, including interest, are capitalized to the extent the capitalized costs of the property do not exceed the estimated fair value of the property when completed. If the cost of the redeveloped property, including the net book value of the existing property, exceeds the estimated fair value of redeveloped property, the excess is charged to impairment expense. The capitalization period begins when redevelopment activities are under way and ends when the project is substantially complete and ready for its intended use. Depreciation is recognized on a straight-line basis over estimated useful lives which range from one to 40 years.

Upon the acquisition of real estate, we assess the fair value of acquired assets (including land, buildings and improvements, identified intangibles, such as acquired above and below-market leases, acquired in-place leases and tenant relationships) and assumption of liabilities and we allocate the purchase price based on these assessments on a relative fair value basis. We assess fair value based on estimated cash flow projections utilizing appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known trends, and market/economic conditions. We record acquired intangible assets (including acquired above-market leases, acquired in-place leases and tenant relationships) and acquired intangible liabilities (including below-market leases) at their estimated fair value. We amortize identified intangibles that have finite lives over the period they are expected to contribute directly or indirectly to the future cash flows of the property or business acquired.

Our properties and development projects are individually evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Such events and changes include macroeconomic conditions, operating performance, and environmental and regulatory changes, which may result in property operational disruption and could indicate that the carrying amount may not be recoverable. An impairment exists when the carrying amount of an asset exceeds the aggregate projected future cash flows over the anticipated holding period on an undiscounted basis taking into account the appropriate capitalization rate in determining a future terminal value. An impairment loss is measured based on the excess of the property's carrying amount over its estimated fair value. Estimated fair value may be based on discounted future cash flows utilizing appropriate discount and capitalization rates and, in addition to available market information, third-party appraisals, broker selling estimates or sale agreements under negotiation. Impairment analyses are based on our current plans, intended holding periods and available market information at the time the analyses are prepared. If our estimates of the projected future cash flows change based on uncertain market conditions, our evaluation of impairment losses may be different and such differences could be material to our consolidated financial statements.

Cash and Cash Equivalents — Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less and are carried at cost, which approximates fair value due to their short-term maturities. The majority of our cash and cash equivalents consist of (i) deposits at major commercial banks, including money market accounts, which may at times exceed the Federal Deposit Insurance Corporation limit, (ii) United States Treasury Bills, and (iii) Certificate of Deposits placed through an Account Registry Service ("CDARS"). To date we have not experienced any losses on our invested cash.

Restricted Cash — Restricted cash consists of security deposits and cash escrowed under loan agreements for debt service, real estate taxes, property insurance, tenant improvements, leasing commissions, capital expenditures and cash held for potential Internal Revenue Code Section 1031 tax deferred exchange transactions.

Tenant and Other Receivables and Changes in Collectibility Assessment — Tenant receivables include unpaid amounts billed to tenants, disputed enforceable charges and accrued revenues for future billings to tenants for property expenses. We evaluate the collectibility of amounts due from tenants and disputed enforceable charges on both a lease-by-lease and a portfolio-level, which result from the inability of tenants to make required payments under their operating lease agreements. We recognize changes in the collectibility assessment of these operating leases as adjustments to rental revenue in accordance with ASC 842 *Leases*. Management exercises judgment in assessing collectibility and considers payment history, current credit status and publicly available information about the financial condition of the tenant, among other factors. Tenant receivables, and receivables arising from the straight-lining of rents, are written-off directly when management deems the collectibility of substantially all future lease payments from a specific lease is not probable, at which point, the Company will begin recognizing revenue from such leases prospectively, based on actual amounts received. This write-off effectively reduces cumulative non-cash rental income recognized from the straight-lining of rents since lease commencement. If the Company subsequently determines that it is probable it will collect substantially all of the lessee's remaining lease payments under the lease term, the Company will reinstate the receivables balance, including those arising from the straight-lining of rents.

Deferred Leasing Costs — Deferred leasing costs include incremental costs of a lease that would have not been incurred if the lease had not been executed, including broker and sale commissions, and contingent legal fees. Such costs are capitalized and amortized on a straight-line basis over the term of the related leases as depreciation and amortization expense on the consolidated statements of income and comprehensive income. Deferred leasing costs also includes lease incentives that can be used at the discretion of the tenant. Lease incentives are capitalized and amortized over the term of the related leases as a reduction to rental revenue on the consolidated statements of income and comprehensive income.

Deferred Financing Costs — Deferred financing costs and debt issuance costs include fees associated with the issuance of our mortgage loans and our revolving credit agreement. Such fees are amortized on a straight-line basis over the terms of the related agreements as a component of interest expense, which approximates the effective interest rate method, in accordance with the terms of the agreement. No amounts were drawn or outstanding under the revolving credit agreement as of December 31, 2022. Deferred financing costs associated with the revolving credit agreement are included in prepaid expenses and other assets on the consolidated balance sheets. Deferred financing costs associated with our mortgage loans are included in Mortgages payable, net on the consolidated balance sheets.

Revenue Recognition — We have the following revenue sources and revenue recognition policies:

- Rental revenue: Rental revenue comprises revenue from fixed and variable lease payments, as designated within tenant operating leases in accordance with ASC 842 *Leases,* as described further in our Leases accounting policy in Note 3 to the audited consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K.

- Rental revenue deemed uncollectible: We evaluate the collectibility of amounts due from tenants and disputed enforceable charges on both a lease-by-lease and a portfolio-level, which result from the inability of tenants to make required payments under their operating lease agreements. We recognize changes in the collectibility assessment of these operating leases as adjustments to rental revenue in accordance with ASC 842.

- Other Income: Other income is generated in connection with certain services provided to tenants for which we earn a fee as well as management and development fee income from contractual property management agreements with third parties. This revenue is recognized as the services are transferred in accordance with ASC 606 *Revenue from Contracts with Customers*.

Leases — We have approximately 900 operating leases at our properties, which generate rental income from tenants and operating cash flows for the Company. Our tenant leases are dependent on the Company, as lessor, agreeing to provide our tenants with the right to control the use of our real estate assets, as lessees. Our real estate assets are comprised of retail shopping centers, malls and industrial parks. Tenants agree to use and control their agreed upon space for their business purposes. Thus, our tenants obtain substantially all of the economic benefits from the use of our shopping center space and have the right to direct how and for what purpose the real estate space is used throughout the period of use. Given these contractual terms, the Company has determined that all tenant contracts of this nature contain a lease. The Company assesses lease classification for each new and modified lease. All new and modified leases which commenced in the year ended December 31, 2022 have been assessed and classified as operating leases.

Contractual rent increases of renewal options are often fixed at the time of the initial lease agreement which may result in tenants being able to exercise their renewal options at amounts that are less than the fair value of the rent at the date of renewal. In addition to fixed base rents, certain rental income derived from our tenant leases is variable and may be dependent on percentage rent or the Consumer Price Index ("CPI"). Variable lease payments from percentage rents are earned by the Company in the event the tenant's gross sales exceed certain amounts. Terms of percentage rent are agreed upon in the tenant's lease and will vary based on the tenant's sales. Variable lease payments dependent on the CPI, will change in accordance with the corresponding increase or decrease in CPI if negotiated and agreed upon in the tenant's lease. Variable lease payments dependent on percentage rent and the CPI were $9.2 million and $9.8 million for the years ended December 31, 2022 and 2021, respectively. Variable lease payments also arise from tenant expense reimbursements, which provide for the recovery of all or a portion of the operating expenses, common area maintenance expenses, real estate taxes, insurance and capital improvements of the respective property and amounted to $103.3 million and $101.3 million for the years ended December 31, 2022 and 2021, respectively. The Company accounts for variable lease payments as rental revenue on the consolidated statements of income and comprehensive income in the period in which the changes in facts and circumstances on which the variable lease payments are based occur.

The Company also has twenty properties in its portfolio either completely or partially on land or in a building that are owned by third parties. These properties are leased or subleased to us pursuant to ground leases, building leases or easements, with remaining terms ranging from two to 77 years and provide us the right to operate each such property. We also lease or sublease real estate for our two corporate offices with remaining terms of less than one year. Right-of-use ("ROU") assets are recorded for these leases, which represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from these leases. ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The initial measurement of a ROU asset may differ from the initial measurement of the lease liability due to initial direct costs, prepaid lease payments and lease incentives. As of December 31, 2022, no other contracts have been identified as leases. Our leases often offer renewal options, which we assess against relevant economic factors to determine whether the Company is reasonably certain of exercising or not exercising the option. Lease payments associated with renewal periods, for which the Company has determined are reasonably certain of being exercised, are included in the measurement of the corresponding lease liability and ROU asset.

For finance leases and operating leases, the discount rate applied to measure each ROU asset and lease liability is based on the incremental borrowing rate of the lease due to the rate implicit in the lease not being readily determinable. The Company initially considers the general economic environment and factors in various financing and asset specific secured borrowings so that the overall incremental borrowing rate is appropriate to the intended use of the lease. Certain expenses derived from these leases are variable and are not included in the measurement of the corresponding lease liability and ROU asset, but are recognized in the period in which the obligation for those payments is incurred. These variable lease payments consist of payments for real estate taxes and common area maintenance, which is dependent on projects and activities at each individual property under ground or building lease.

Noncontrolling Interests — Noncontrolling interests in consolidated subsidiaries represent the portion of equity that we do not own in those entities that we consolidate. We identify our noncontrolling interests separately within the equity section on the consolidated balance sheets. Noncontrolling interests in the Operating Partnership include OP units and limited partnership interests in the Operating Partnership in the form of long-term incentive plan ("LTIP") unit awards classified as equity.

Variable Interest Entities — Certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, or for which the equity owners as a group lack any one of the following characteristics: (i) the power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity's economic performance, (ii) the obligation to absorb the expected losses of the legal entity, or (iii) the right to receive the expected residual returns of the legal entity, qualify as VIEs. VIEs are required to be consolidated by their primary beneficiary. The primary beneficiary of a VIE has both the power to direct the activities that most significantly impact economic performance of the VIE and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The consolidated financial statements reflect the consolidation of VIEs in which the Company is the primary beneficiary.

Management uses its judgment when determining if we are the primary beneficiary of, or have a controlling financial interest in, an entity in which we have a variable interest. Factors considered in determining whether we have the power to direct the activities that most significantly impact the entity's economic performance include voting rights, involvement in day-to-day capital and operating decisions and the extent of our involvement in the entity.

Excluding the Operating Partnership, the Company had two entities that met the criteria of a VIE in which we held variable interests as of December 31, 2022 and 2021. These entities are VIEs primarily because the noncontrolling interests do not have substantive kick-out or participating rights and we control the significant operating decisions and consequently have the power to direct the activities that most significantly impact the economic performance of these entities. As we also have the obligation to absorb the majority of the losses and/or the right to receive a majority of the benefits for these entities, they were consolidated in our financial statements as of December 31, 2022 and 2021. The majority of the operations of these VIEs are funded with cash flows generated by the properties and periodic cash contributions.

As of December 31, 2022 and 2021, excluding the Operating Partnership, the two consolidated VIEs had total assets of $47.6 million and $48.5 million, respectively and total liabilities of $23.2 million and $24.7 million, respectively.

Earnings Per Share and Unit — Basic earnings per common share and unit is computed by dividing net income attributable to common shareholders and unitholders by the weighted average common shares and units outstanding during the period. Unvested share-based payment awards that entitle holders to receive non-forfeitable dividends, such as our restricted stock awards, are classified as "participating securities." Because the awards are considered participating securities, the Company and the Operating Partnership are required to apply the two-class method of computing basic and diluted earnings that would otherwise have been available to common shareholders and unitholders. Under the two-class method, earnings for the period are allocated between common shareholders and unitholders and other shareholders and unitholders, based on their respective rights to receive dividends. During periods of net loss, losses are allocated only to the extent the participating securities are required to absorb their share of such losses. Diluted earnings per common share and unit reflects the potential dilution of the assumed exercises of shares including stock options and unvested restricted shares to the extent they are dilutive.

Share-Based Compensation — We grant stock options, LTIP units, OP units, deferred share units, restricted share awards and performance-based units to our officers, trustees and employees. The term of each award is determined by the compensation committee of our Board of Trustees (the "Compensation Committee"), but in no event can such term be longer than ten years from the date of grant. The vesting schedule of each award is determined by the Compensation Committee, in its sole and absolute discretion, at the date of grant of the award. Dividends are paid on certain shares of unvested restricted stock, which makes the restricted stock a participating security.

Fair value is determined, depending on the type of award, using either the Black-Scholes option-pricing model or the Monte Carlo method, both of which are intended to estimate the fair value of the awards at the grant date. In using the Black-Scholes option-pricing model, expected volatilities and dividend yields are primarily based on available implied data and peer group companies' historical data. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

Compensation expense for restricted share awards is based on the fair value of our common shares at the date of the grant and is recognized ratably over the vesting period. For grants with a graded vesting schedule or a cliff vesting schedule, we have elected to recognize compensation expense on a straight-line basis. The OPP unrecognized compensation expense is recognized on a straight-line basis over the remaining life of the OPP awards issued. Share-based compensation expense is included in general and administrative expenses on the consolidated statements of income and comprehensive income.

When the Company issues common shares as compensation, it receives a like number of common units from the Operating Partnership. Accordingly, the Company's ownership in the Operating Partnership will increase based on the number of common shares awarded under our 2015 Omnibus Share Plan. As a result of the issuance of common units to the Company for share-based compensation, the Operating Partnership accounts for share-based compensation in the same manner as the Company.

Income Taxes — The Company elected to be taxed as a REIT under sections 856-860 of the Code, commencing with the filing of its 2015 tax return for its tax year ended December 31, 2015. So long as the Company qualifies as a REIT under the Code, the Company will not be subject to U.S. federal income tax on net taxable income that it distributes annually to its shareholders. If we fail to qualify as a REIT for any taxable year, we will be subject to federal income taxes at regular corporate rates and may not be able to qualify as a REIT for the four subsequent taxable years. The Company is subject to certain foreign and state and local income taxes, in particular income taxes arising from its operating activities in Puerto Rico, which are included in income tax expense in the consolidated statements of income and comprehensive income. In addition, the Company's taxable REIT subsidiary ("TRS") is subject to income tax at regular corporate rates.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

The Company applies the FASB's guidance relating to uncertainty in income taxes recognized in a Company's financial statements. Under this guidance the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also provides guidance on derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company records interest and penalties relating to unrecognized tax benefits, if any, as income tax expense.

Concentration of Credit Risk — A concentration of credit risk arises in our business when a national or regionally-based tenant occupies a substantial amount of space in multiple properties owned by us. In that event, if the tenant suffers a significant downturn in its business, it may become unable to make its contractual rent payments to us, exposing us to potential losses in rental revenue, expense recoveries, and percentage rent. Further, the impact may be magnified if the tenant is renting space in multiple locations. Generally, we do not obtain security from our national or regionally-based tenants in support of their lease obligations to us. We regularly monitor our tenant base to assess potential concentrations of credit risk. None of our tenants accounted for more than 10% of total revenues in the year ended December 31, 2022. As of December 31, 2022, The Home Depot, Inc. was our largest tenant with six stores which comprised an aggregate of 808,926 sf and accounted for approximately $21.4 million, or 5.4% of our total revenue for the year ended December 31, 2022.

Derivative Financial Instruments and Hedging — At times, the Company may use derivative financial instruments to manage and mitigate exposure to fluctuations in interest rates on our variable rate debt. These derivatives are measured at fair value and are recognized as assets or liabilities on the Company's consolidated balance sheets, depending on the Company's rights or obligations under the respective derivative contracts. The accounting for changes in the fair value of a derivative varies based on eligibility and Company elections, including the intended use of the derivative, whether the Company has elected to designate the derivative in a hedging relationship and apply hedge accounting, and whether the hedge relationship has satisfied certain criteria to be deemed an effective hedge. Effectiveness of the hedging relationship is assessed on a quarterly basis by a third party to determine if the relationship still meets the criteria to be considered an effective hedge. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

In a cash flow hedge, hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the earnings effect of the hedged transaction. A derivative instrument designated as a cash flow hedge is adjusted to fair value on the Company's consolidated balance sheets. The change in fair value, net of the amortization of the purchase price of the instrument, is deemed to be the effective portion of change and is recognized in Other Comprehensive Income ("OCI") in the Company's consolidated statements of income and comprehensive income, with the amortization of the purchase price included in interest and debt expense. Cash flows from the derivative are included in the prepaid expenses and other assets, or accounts payable, accrued expenses and other liabilities line item in the statement of cash flows, depending on whether the hedged item is recognized as an asset or a liability. For further information on the Company's derivative instruments and hedge designations, refer to Note 9.

Recently Issued Accounting Literature

In March 2020 and January 2021, the Financial Accounting Standards Board ("FASB") issued ASU 2020-04 *Reference Rate Reform (ASC 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, and ASU 2021-01 *Reference Rate Reform (ASC 848): Scope* which provides temporary optional guidance to ease the potential burden in accounting for reference rate reform in contracts and other transactions that reference the London Interbank Offered Rate or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. ASU 2020-04 and ASU 2021-01 are effective for all entities as of March 12, 2020 through December 31, 2022. In December 2022, FASB issued ASU 2022-06 *Reference Rate Reform (ASC 848): Deferral of the Sunset Date of Topic 848*, which extended the final sunset date from December 31, 2022 to December 31, 2024. There were no modifications to our existing debt agreements as a result of reference rate reform in the current year, however, we refinanced two loans in 2022 previously indexed to LIBOR, which are now indexed to SOFR and the Prime Rate. We plan to transition all variable rate loans currently indexed to LIBOR to SOFR, based on discussions with our lenders.

In April 2020, the FASB issued a question-and-answer document (the "Lease Modification Q&A") focused on the application of lease accounting guidance to lease concessions provided as a result of COVID-19. Under existing lease guidance, the Company would have to determine, on a lease by lease basis, if a lease concession was the result of a new arrangement reached with the tenant (treated with the lease modification accounting framework) or if a lease concession was under the enforceable rights and obligations within the existing lease agreement (precluded from applying the lease modification accounting framework). The Lease Modification Q&A clarifies that entities may elect to not evaluate whether lease-related relief, that lessors provide to mitigate the economic effects of COVID-19 on lessees, is a lease modification under ASC 842. Instead, when the cash flows resulting from the lease concession granted for COVID-19 rent relief are substantially the same or less than the cash flows of the original contract, an entity may elect to apply the modification guidance (i.e. assume the relief was always contemplated by the contract or assume the relief was not contemplated by the contract).

The FASB stated that there are multiple ways to account for rent concessions, none of which the FASB believes are more preferable than the others. Two of those methods are: (i) account for the concessions as if no changes to the lease contract were made; under that accounting, a lessor would continue to increase its lease receivable and continue to recognize income, referred to as the "receivable approach"; or (ii) account for the deferred payments or abatements as variable lease payments; under that accounting, a lessor would recognize the payment as income in profit or loss in the period in which the changes in facts and circumstances on which the variable lease payments are based occurred, referred to as the "variable approach".

The Company made the election to account for rent concessions using the receivable approach or variable approach on a disaggregated basis, with such election applied consistently to leases with similar characteristics and similar circumstances. The Company has granted rent deferrals accounted under both the receivable approach by electing the Lease Modification Q&A and as modifications due to term extensions of the leases. The Company has also granted abatements accounted for under both the variable approach and as modifications due to the executed agreements including other rental term modifications, such as term extensions and substantial changes in cash flows.

Any other recently issued accounting standards or pronouncements not disclosed above have been excluded as they are not relevant to the Company or the Operating Partnership, or they are not expected to have a material impact on our consolidated financial statements.

4. ACQUISITIONS AND DISPOSITIONS

Acquisitions

During the years ended December 31, 2022 and December 31, 2021, we closed on the following acquisitions:

Date Purchased	Property Name	City	State	Square Feet	Purchase Price[1]
					(in thousands)
February 24, 2022	40 Carmans Road[2]	Massapequa	NY	12,000	$ 4,260
June 8, 2022	The Shops at Riverwood	Hyde Park	MA	78,000	33,343
				2022 Total	$ 37,603
August 10, 2021	601 Murray Road[3]	East Hanover	NJ	88,000	$ 18,312
August 19, 2021	151 Ridgedale Avenue[3]	East Hanover	NJ	187,000	37,759
December 23, 2021	Woodmore Towne Centre	Glenarden	MD	712,000	198,055
				2021 Total	$ 254,126

[1] The total purchase price for the properties acquired in the years ended December 31, 2022 and December 31, 2021 include $0.6 million and $5.2 million, respectively, of transaction costs incurred related to the transactions.

[2] The outparcel is included with Sunrise Mall in our total property count. The Company has an 82.5% controlling interest in the property with the remaining 17.5% owned by others.

[3] These properties are included with East Hanover Warehouses in our total property count.

During the year ended December 31, 2022, the Company purchased two assets, comprising 90,000 sf, at an aggregate purchase price of $37.6 million.

The 12,000 sf outparcel acquired in February 2022, located at 40 Carmans Road, is adjacent to the entrance of our mall in Massapequa, NY. This acquisition supports the overall plans we currently have under way to redevelop Sunrise Mall.

On June 8, 2022, the Company closed on the acquisition of The Shops at Riverwood, a 78,000 sf grocery-anchored shopping center located in Hyde Park, MA, for a purchase price of $33.3 million, including transaction costs. The center is located in the greater Boston area and is anchored by a grocer and a strong array of national and regional tenants.

During the year ended December 31, 2021, the Company purchased three assets with a total consideration of $254.1 million.

The two industrial properties, acquired in August 2021, are adjacent to our existing 943,000 sf warehouse park in East Hanover, NJ. The acquisition of 151 Ridgedale Avenue was partially funded via a 1031 exchange using cash proceeds from previous dispositions.

In December 2021, the Company closed on the acquisition of Woodmore Towne Centre, a 712,000 sf retail center located in Glenarden, MD, for a purchase price of $198.1 million, including transaction costs. The property sits on 83 acres and includes an additional 22 acres of land adjacent to the main parcel that may be developed for a complementary commercial use in the future.

The aggregate purchase price of the above property acquisitions have been allocated as follows:

Property Name	Land	Buildings and improvements	Identified intangible assets[1]	Identified intangible liabilities[1]	Other assets, net	Total Purchase Price
(in thousands)						
40 Carmans Road	$ 1,118	$ 3,142	$ —	$ —	$ —	$ 4,260
The Shops at Riverwood	10,866	19,441	4,024	(988)	—	33,343
2022 Total	$ 11,984	$ 22,583	$ 4,024	$ (988)	$ —	$ 37,603
601 Murray Road	$ 2,075	$ 14,733	$ 1,722	$ (218)	$ —	$ 18,312
151 Ridgedale Avenue	2,990	35,509	—	(740)	—	37,759
Woodmore Towne Centre[2]	28,398	144,834	23,128	(8,035)	9,730	198,055
2021 Total	$ 33,463	$ 195,076	$ 24,850	$ (8,993)	$ 9,730	$ 254,126

[1] As of December 31, 2022, the remaining weighted average amortization periods of the identified intangible assets and identified intangible liabilities acquired in 2022 were 8.6 years and 16.2 years, respectively and the remaining weighted average amortization periods of the identified intangible assets and identified intangible liabilities acquired in 2021 were 8.3 years and 13.9 years, respectively.

(2) The amount allocated to Other assets, net relates to future reimbursements from the county for development work performed by the previous owner and is included in Prepaid expenses and other assets on our consolidated balance sheets.

Dispositions

During the year ended December 31, 2022, no dispositions were completed by the Company.

During the year ended December 31, 2021, we disposed of three properties and one property parcel and received proceeds of $34.9 million, net of selling costs, resulting in an $18.6 million net gain on sale of real estate. Of these dispositions completed during the year ended December 31, 2021, two were completed as a 1031 exchange with the acquisition of 151 Ridgedale Avenue, allowing for the deferral of capital gains from the sale for income tax purposes.

During the year ended December 31, 2021, the Company also sold its lessee position in its ground lease at Vallejo, CA and received proceeds of $2.4 million, net of selling costs, and derecognized the ROU asset and corresponding lease liability related to the lease.

5. IDENTIFIED INTANGIBLE ASSETS AND LIABILITIES

The following table summarizes our identified intangible assets and liabilities:

(Amounts in thousands)	December 31, 2022	December 31, 2021
In-place leases	$ 93,191	$ 96,648
Accumulated amortization	(36,196)	(33,057)
Above-market leases	9,013	10,185
Accumulated amortization	(3,396)	(3,147)
Other intangible assets	1,635	1,635
Accumulated amortization	(1,391)	(1,157)
Identified intangible assets, net of accumulated amortization	62,856	71,107
Below-market leases	134,144	135,654
Accumulated amortization	(40,816)	(35,029)
Identified intangible liabilities, net of accumulated amortization	$ 93,328	$ 100,625

Amortization of acquired below-market leases, net of acquired above-market leases resulted in rental income of $6.7 million, $55.2 million, and $10.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. On September 29, 2021, the Company entered into agreements to terminate certain leases, effective October 15, 2021. The modification of these leases resulted in accelerated amortization of the below-market intangible lease liabilities of $45.9 million which is included in rental revenue for the year ended December 31, 2021. The intangibles related to these leases were fully amortized and subsequently written-off in 2021.

Amortization of acquired in-place leases and customer relationships resulted in depreciation and amortization expense of $10.9 million, $8.6 million, and $10.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. During 2021, we recognized $0.4 million of accelerated amortization of the in-place lease intangibles related to the terminations of the leases noted above.

The following table sets forth the estimated annual amortization (expense) and income related to intangible assets and liabilities for the five succeeding years commencing January 1, 2023:

(Amounts in thousands) Year	Below-Market Operating Lease Amortization	Above-Market Operating Lease Amortization	In-Place Lease Amortization
2023	$ 7,764	$ (1,081)	$ (9,064)
2024	7,528	(920)	(7,801)
2025	7,348	(725)	(6,334)
2026	6,971	(606)	(5,630)
2027	6,693	(458)	(5,101)

6. MORTGAGES PAYABLE

The following is a summary of mortgages payable as of December 31, 2022 and December 31, 2021.

(Amounts in thousands)	Maturity	Interest Rate at December 31, 2022	December 31, 2022	December 31, 2021
First mortgages secured by:				
Variable rate				
Hudson Commons[1]	11/15/2024	5.97%	$ 27,482	$ 28,034
Greenbrook Commons[1]	11/15/2024	5.97%	25,581	26,097
Gun Hill Commons[1]	12/1/2024	5.97%	24,188	24,680
Plaza at Cherry Hill[2]	6/15/2025	8.00%	29,000	28,244
Plaza at Woodbridge[3]	6/8/2027	5.26%	52,947	54,029
Total variable rate debt			159,198	161,084
Fixed rate				
Bergen Town Center	4/8/2023	3.56%	300,000	300,000
Shops at Bruckner	5/1/2023	3.90%	9,020	9,698
Hudson Mall	12/1/2023	5.07%	21,380	22,154
Yonkers Gateway Center	4/6/2024	4.16%	24,996	26,774
Brick Commons	12/10/2024	3.87%	48,636	49,554
West End Commons	12/10/2025	3.99%	24,658	25,100
Las Catalinas Mall	2/1/2026	4.43%	119,633	123,977
Town Brook Commons	12/1/2026	3.78%	30,825	31,400
Rockaway River Commons	12/1/2026	3.78%	27,291	27,800
Hanover Commons	12/10/2026	4.03%	62,453	63,000
Tonnelle Commons	4/1/2027	4.18%	98,870	100,000
Manchester Plaza	6/1/2027	4.32%	12,500	12,500
Millburn Gateway Center	6/1/2027	3.97%	22,489	22,944
Totowa Commons	12/1/2027	4.33%	50,800	50,800
Woodbridge Commons	12/1/2027	4.36%	22,100	22,100
Brunswick Commons	12/6/2027	4.38%	63,000	63,000
Rutherford Commons	1/6/2028	4.49%	23,000	23,000
Kingswood Center	2/6/2028	5.07%	69,935	70,815
Hackensack Commons	3/1/2028	4.36%	66,400	66,400
Marlton Commons	12/1/2028	3.86%	37,400	37,400
East Hanover Warehouses	12/1/2028	4.09%	40,700	40,700
Union (Vauxhall)	12/10/2028	4.01%	45,600	45,600
The Shops at Riverwood	6/24/2029	4.25%	21,466	—
Freeport Commons	12/10/2029	4.07%	43,100	43,100
The Outlets at Montehiedra	6/1/2030	5.00%	77,531	79,381
Montclair[4]	8/15/2030	3.15%	7,250	7,250
Garfield Commons	12/1/2030	4.14%	40,300	40,300
Woodmore Towne Centre	1/6/2032	3.39%	117,200	117,200
Mount Kisco Commons	11/15/2034	6.40%	11,760	12,377
Total fixed rate debt			1,540,293	1,534,324
Total mortgages payable			1,699,491	1,695,408
Unamortized debt issuance costs			(7,801)	(8,218)
Total mortgages payable, net of unamortized debt issuance costs			$ 1,691,690	$ 1,687,190

[1] Bears interest at one month LIBOR plus 190 bps.

[2] Bears interest at the Prime Rate plus 50 bps with a minimum rate of 4.25%.

[3] Bears interest at one month SOFR plus 226 bps. The variable component of the debt is hedged with an interest rate cap agreement to limit SOFR to a maximum of 3%.

[4] Bears interest at LIBOR plus 257 bps. The fixed and variable components of the debt are hedged with an interest rate swap agreement, fixing the rate at 3.15%, which expires at the maturity of the loan.

The net carrying amount of real estate collateralizing the above indebtedness amounted to approximately $1.5 billion as of December 31, 2022. Our mortgage loans contain covenants that limit our ability to incur additional indebtedness on these properties and in certain circumstances require lender approval of tenant leases and/or yield maintenance upon repayment prior to maturity. As of December 31, 2022, we were in compliance with all debt covenants.

As of December 31, 2022, the principal repayments for the next five years and thereafter are as follows:

(Amounts in thousands)
Year Ending December 31,

2023	$	351,497
2024		166,380
2025		72,683
2026		229,553
2027		316,771
Thereafter		562,607

Revolving Credit Agreement

On January 15, 2015, we entered into a $500 million Revolving Credit Agreement (the "Agreement") with certain financial institutions. On March 7, 2017, we amended and extended the Agreement. The amendment increased the credit facility size by $100 million to $600 million and extended the maturity date to March 7, 2021 with two six-month extension options. On July 29, 2019, we entered into a second amendment to the Agreement to extend the maturity date to January 29, 2024 with two six-month extension options.

On June 3, 2020, we entered into a third amendment to the Agreement, which among other things, modifies certain definitions and the measurement period for certain financial covenants to a trailing four-quarter period instead of the most recent quarter period annualized.

On August 9, 2022, we restated and amended the Agreement, in order to, among other things, increase the credit facility size by $200 million to $800 million and extend the maturity date to February 9, 2027, with two six-month extension options. Borrowings under the amended and restated Agreement are subject to interest at SOFR plus 1.05% to 1.50% and an annual facility fee of 15 to 30 basis points. Both the spread over SOFR and the facility fee are based on our current leverage ratio and are subject to change. The Agreement contains customary financial covenants including a maximum leverage ratio of 60% and a minimum fixed charge coverage ratio of 1.5x.

No amounts were drawn or outstanding under the Agreement as of December 31, 2022 and 2021. As of December 31, 2022, financing costs associated with executing the Agreement of $6.7 million, are included in the prepaid expenses and other assets line item of the consolidated balance sheets, as deferred financing costs, net.

Mortgage on Plaza at Cherry Hill

On June 3, 2022, the Company refinanced the mortgage loan secured by its property, Plaza at Cherry Hill, located in Cherry Hill, NJ, with a new $29 million, 3-year, floating rate mortgage. The floating rate is calculated as the Prime Rate plus 50 basis points with a floor of 4.25% and is interest-only for the entire loan term.

Mortgage on Plaza at Woodbridge

On June 8, 2022, the Company refinanced the mortgage loan secured by its property, Plaza at Woodbridge, located in Woodbridge, NJ, and entered into a new 5-year loan agreement for $52.9 million. The terms of the loan require payment of interest at a floating rate equal to 2.26% plus one-month SOFR. Additionally, the agreement with the lender requires the Company to enter into an interest rate cap agreement to limit the maximum SOFR to 3% if the current rate is greater than 2% for five consecutive business days. On June 23, 2022, the Company purchased a one-year interest rate cap for $0.3 million which has been designated as a hedging instrument.

Mortgage on The Shops at Riverwood

On June 24, 2022, the Company obtained a 7-year non-recourse mortgage loan of $21.5 million at a fixed interest rate of 4.25% to partially fund the acquisition of The Shops at Riverwood.

Mortgage on Las Catalinas Mall

In April 2020, we notified the servicer of the $129 million non-recourse mortgage loan on Las Catalinas Mall in Puerto Rico that cash flow would be insufficient to service the debt and that we were unwilling to fund the shortfalls. In December 2020, the non-recourse mortgage loan on Las Catalinas Mall was modified to convert the mortgage from an amortizing 4.43% loan to interest only payments, starting at 3.00% in 2021 and increasing 50 basis points annually until returning to 4.43% in 2024 and thereafter. The terms of the modification enable the Company, at its option, to repay the loan at a discounted value of $72.5 million, beginning in August 2023 through the extended maturity date of February 2026.

While it is possible we will be able to repay the loan at the discounted value in the future, it is contingent upon certain factors including the future operating performance of the property as well as the ability to meet all required payments on the loan. Therefore, in accordance with ASC 470-60 *Troubled Debt Restructurings*, the Company did not recognize a gain at the time of the restructuring, as the future cash payments, including contingent payments, are greater than the carrying value of the mortgage payable.

We have accrued interest of $5.4 million related to this mortgage, which is included in accounts payable, accrued expenses and other liabilities on the consolidated balance sheets as of December 31, 2022. We incurred $1.2 million of lender fees in connection with the loan modification which are treated as a reduction of the mortgage payable balance and amortized over the term of the loan in accordance with the provisions under ASC 470-60.

Mortgage on The Outlets at Montehiedra

In connection with the refinancing of the loan secured by The Outlets at Montehiedra in the second quarter of 2020, the Company provided a $12.5 million limited corporate guarantee. The guarantee is reduced commensurate with the loan amortization schedule and will reduce to zero in approximately 3.8 years. As of December 31, 2022, the remaining exposure under the guarantee is $8.0 million. There was no separate liability recorded related to this guarantee.

7. INCOME TAXES

The Company elected to be taxed as a REIT under sections 856-860 of the Code, commencing with the filing of its 2015 tax return for its tax year ended December 31, 2015. So long as the Company qualifies as a REIT under the Code, the Company will not be subject to U.S. federal income tax on net taxable income that it distributes annually to its shareholders. If we fail to qualify as a REIT for any taxable year, we will be subject to federal income taxes at regular corporate rates and may not be able to qualify as a REIT for the four subsequent taxable years. The Company is subject to certain foreign and state and local income taxes, in particular income taxes arising from its operating activities in Puerto Rico, which are included in income tax expense in the consolidated statements of income and comprehensive income. In addition, the Company's taxable REIT subsidiary ("TRS") is subject to income tax at regular corporate rates.

The Company satisfied its REIT distribution requirement by distributing $0.64, $0.60 and $0.68 per common share in 2022, 2021 and 2020, respectively. The distributions comprised a regular quarterly cash dividend of $0.16 and $0.15 per common share declared for each quarter of 2022 and 2021, respectively. During the year ended December 31, 2020, the Company declared a regular cash dividend of $0.22 per common share for the first quarter of 2020 and a special cash dividend of $0.46 per common share in December 2020. The taxability of such dividends for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Year Ended December 31,					
	2022		**2021**		**2020**	
Dividend paid per share[1]	$	0.64	$	0.60	$	0.68
Ordinary income		100 %		100 %		100 %
Return of capital		— %		— %		— %
Capital gains		— %		— %		— %

[1] The special cash dividend of $0.46 per common share declared in December 2020, and paid in January 2021, was fully allocable to the 2020 tax year.

For U.S. federal income tax purposes, the REIT and other minority members are partners in the Operating Partnership. As such, the partners are required to report their share of taxable income on their respective tax returns. However, the Company maintains certain non-real estate operating activities that could not be performed by the REIT, and occur through the Company's TRS, which is subject to federal, state and local income taxes. These income taxes are included in income tax expense in the consolidated statements of income and comprehensive income.

During the year ended December 31, 2022, the REIT was subject to Puerto Rico corporate income taxes on its allocable share of the Company's Puerto Rico operating activities. The Puerto Rico corporate income tax consists of a flat 18.5% tax rate plus a graduated income surcharge tax for a maximum corporate income tax rate of 37.5%. In addition, the REIT is subject to a 10% branch profits tax on the earnings and profits generated from its allocable share of the Company's Puerto Rico operating activities and such tax is included in income tax expense in the consolidated statements of income and comprehensive income.

As a result of The Outlets at Montehiedra mortgage refinancing and the Las Catalinas Mall troubled debt restructuring that occurred during the year ended December 31, 2020, the Company recognized a gain on extinguishment of debt for U.S. federal income tax purposes and implemented various tax planning strategies to limit its impact on the Company's overall U.S. federal taxable income. The strategies implemented resulted in the recognition of a state and local income tax liability and corresponding deferred tax asset for the REIT of $4.5 million during the year ended December 31, 2020. During the year ended December 31, 2021, based on the filing of the 2020 state and local income tax returns, this amount was reduced by $1.2 million due to the final taxable amount being lower than what was originally estimated. During the year ended December 31, 2022, no state and local income tax was recognized as a result of the transactions.

A reduction of the carrying amounts of deferred tax assets by a valuation allowance is required if, based on the evidence available, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. Management's determination of the ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the underlying temporary differences become deductible. As of December 31, 2022, with the exception of certain state and local deferred tax assets, management determined that it is more likely than not that all deferred tax assets will be realized. The Company recorded a valuation allowance against certain state and local deferred tax assets because management determined it is not more likely than not that these state and local deferred tax assets will be realized. There has been no change to the valuation allowance recorded against these state and local deferred tax assets during 2022.

We account for uncertain tax positions in accordance with ASC 740 *Income Taxes* on the basis of a two-step process whereby (i) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

During the years ended December 31, 2022 and 2021, income before income taxes from the Company's operating activities in the United States was $41.2 million and $100.4 million, respectively, and in Puerto Rico was $9.1 million and $8.5 million, respectively. For the year ended December 31, 2022, the Puerto Rico income tax expense was $2.9 million, as compared to a Puerto Rico income tax expense of $2.4 million and a REIT state and local income tax benefit of $1.2 million for the year ended December 31, 2021. Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the tax effect of temporary differences between the financial reporting basis and the tax basis of taxable assets and liabilities and for the tax effect of carried forward tax attributes such as net operating losses and tax credits.

Income tax expense (benefit) for the years ended December 31, 2022, 2021 and 2020 consists of the following:

	Year Ended December 31,		
(Amounts in thousands)	2022	2021	2020
Income tax expense (benefit):			
Current:			
U.S. federal income tax	$ 11	$ —	$ —
U.S. state and local income tax	10	(1,228)	4,525
Puerto Rico income tax	78	110	1,293
Total current	99	(1,118)	5,818
Deferred:			
U.S. federal income tax	1	5	(6)
Puerto Rico income tax	2,803	2,252	(44,808)
Total deferred	2,804	2,257	(44,814)
Total income tax expense (benefit)	$ 2,903	$ 1,139	$ (38,996)

Provision for income taxes differs from the amounts computed by applying the statutory federal income tax rate to consolidated net income before income taxes as follows:

(Amounts in thousands)	Year Ended December 31,					
	2022		**2021**		**2020**	
Federal provision at statutory tax rate[1]	$	10,551	$	22,880	$	12,338
REIT income before income taxes not subject to federal tax provision		(10,539)		(22,875)		(12,339)
State and local income tax provision, net of federal benefit		10		225		11
Puerto Rico income tax provision		2,881		2,362		(43,515)
Change in valuation allowance		—		(1,453)		4,509
Total income tax expense (benefit)	$	2,903	$	1,139	$	(38,996)

[1] Federal statutory tax rate of 21% for the years ended December 31, 2022, 2021 and 2020.

Below is a table summarizing the Company's deferred tax assets and liabilities as of December 31, 2022 and 2021:

(Amounts in thousands)	Balance at			
	December 31, 2022		**December 31, 2021**	
Deferred tax assets:				
Depreciation	$	37,404	$	40,793
Amortization of deferred financing costs		650		860
Rental revenue deemed uncollectible		525		735
Charitable contribution		7		7
Net operating loss		1,451		1,425
Valuation allowance		—		(3,061)
Total deferred tax assets		40,037		40,759
Deferred tax liabilities:				
Mortgage liability		(3,021)		(1,394)
Straight line rent		(1,009)		(961)
Amortization of acquired leases		(178)		(205)
Accrued interest expense		(1,213)		(779)
Total deferred tax liabilities		(5,421)		(3,339)
Net deferred tax assets	$	34,616	$	37,420

8.   LEASES

Leases as lessor

We have approximately 900 operating leases at our retail shopping centers, malls and industrial properties which generate rental income from tenants and operating cash flows for the Company. Our tenant base comprises a diverse group of merchants including department stores, supermarkets, discounters, entertainment offerings, health clubs, DIY stores, in-line specialty shops, restaurants and other food and beverage vendors and service providers. Tenant leases under 10,000 sf generally have lease terms of 5 years or less. Tenant leases 10,000 sf or more are considered anchor leases and generally have lease terms of 10 to 25 years, with one or more renewal options available upon expiration of the initial lease term. Contractual rent increases for the renewal options are often fixed at the time of the initial lease agreement which may result in tenants being able to exercise their renewal options at amounts that are less than the fair value of the rent at the date of renewal.

The components of rental revenue for the years ended December 31, 2022, 2021 and 2020 were as follows:

(Amounts in thousands)	Year Ended December 31,					
	2022		2021		2020	
Rental Revenue						
Fixed lease revenue	$	290,784	$	318,585	$	235,488
Variable lease revenue		105,592		103,882		92,792
Total rental revenue	$	396,376	$	422,467	$	328,280

Property, plant and equipment under operating leases as lessor

As of December 31, 2022, 2021 and 2020, substantially all of the Company's real estate assets are subject to operating leases.

Maturity analysis of lease payments as lessor

The Company's operating leases, including those with revenue recognized on a cash basis, are disclosed in the aggregate due to their consistent nature as real estate leases. As of December 31, 2022, the undiscounted cash flows to be received from lease payments of our operating leases on an annual basis for the next five years and thereafter are as follows:

(Amounts in thousands) Year Ending December 31,		
2023	$	275,745
2024		254,064
2025		234,884
2026		214,970
2027		196,381
Thereafter		871,650
Total undiscounted cash flows	$	2,047,694

Leases as lessee

As of December 31, 2022, the Company had twenty properties in its portfolio either completely or partially on land or in a building owned by third parties. These properties are leased or subleased to us pursuant to ground leases, building leases or easements, with remaining terms ranging from two to 77 years and provide us the right to operate the property. We also lease or sublease real estate for our two corporate offices with remaining terms of less than one year.

During the year ended December 31, 2022, the Company reassessed the lease term of one of its ground leases due to our election to renew the ground lease and remeasured the lease liability by using revised inputs as of the reassessment date of the respective lease. As a result of the reassessment, the Company recorded an additional $1.1 million of operating lease ROU asset and corresponding lease liability related to the ground lease.

On December 31, 2020, the Company recognized $5.7 million of operating lease ROU assets and $0.7 million of corresponding operating lease liabilities in connection with the Company's acquisition of Sunrise Mall, which included the acquisition of the lessee positions of ground leases.

The components of lease expense for the years ended December 31, 2022, 2021 and 2020 were as follows:

(Amounts in thousands)	Year Ended December 31,					
	2022		2021		2020	
Lease expense						
Operating lease cost[1]	$	9,707	$	10,162	$	10,875
Variable lease cost		2,753		2,710		2,792
Total lease expense	$	12,460	$	12,872	$	13,667

[1] During the years ended December 31, 2022, 2021, and 2020 the Company recognized sublease income of $18.6 million, $19.1 million and $17.7 million, respectively, included in rental revenue on the consolidated statements of income and comprehensive income in relation to certain ground and building lease arrangements. Operating lease cost includes amortization of below-market ground lease intangibles and straight-line lease expense.

Supplemental balance sheet information related to leases as of December 31, 2022 and December 31, 2021 was as follows:

	December 31, 2022		December 31, 2021	
Supplemental noncash information	**Operating leases**	**Finance lease**	**Operating leases**	**Finance lease**
Weighted-average remaining lease term	14.3 years	33.2 years	14.8 years	34.2 years
Weighted-average discount rates	4.30 %	4.01 %	3.98 %	4.01 %

Supplemental cash information related to leases for the years ended December 31, 2022 and 2021 was as follows:

(Amounts in thousands)	Year Ended December 31,	
Cash paid for amounts included in the measurement of lease liabilities:	**2022**	**2021**
Operating cash flows from operating leases	$ 9,284	$ 9,584
Operating cash flows from finance lease	121	120
Financing cash flows from finance lease	12	11
Right-of-use assets obtained in exchange for lease liabilities:		
Operating leases	$ 1,852	$ 772

Maturity analysis of lease payments as lessee

The undiscounted cash flows to be paid on an annual basis for the next five years and thereafter are presented in the table below. The total amount of lease payments, on an undiscounted basis, are reconciled to the lease liability on the consolidated balance sheet by considering the present value discount.

(Amounts in thousands) Year Ending December 31,	Operating leases	Finance lease
2023	$ 9,321	$ 109
2024	8,594	109
2025	6,692	109
2026	6,460	124
2027	6,201	127
Thereafter	45,607	6,172
Total undiscounted cash flows	82,875	6,750
Present value discount	(23,086)	(3,734)
Discounted cash flows	$ 59,789	$ 3,016

9.   FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurement and Disclosures* defines fair value and establishes a framework for measuring fair value. The objective of fair value is to determine the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels: Level 1 - quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities; Level 2 - observable prices based on inputs not quoted in active markets, but corroborated by market data; and Level 3 - unobservable inputs used when little or no market data is available. The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Financial assets and liabilities that are measured at fair value on our consolidated balance sheets consist of one interest rate cap and one interest rate swap. We rely on third-party valuations that use market observable inputs, such as credit spreads, yield curves and discount rates, to assess the fair value of these instruments. In accordance with the fair value hierarchy established by ASC 820, these financial instruments have been classified as Level 2 as quoted market prices are not readily available for valuing the assets. The table below summarizes the recorded amount of assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

(Amounts in thousands)	As of December 31, 2022			
	Level 1	Level 2	Level 3	Total
Interest rate cap and swap[1]	$ —	$ 1,976	$ —	$ 1,976

[1] Included in Prepaid expenses and other assets on the consolidated balance sheets.

There were no financial assets or liabilities measured at fair value on a recurring basis as of December 31, 2021.

Derivatives and Hedging

When we designate a derivative as a hedge, depending on the nature of the hedge, changes in the fair value of the instrument will be recognized in OCI until the gains or losses are reclassified to earnings. Derivatives that are not designated as hedges are adjusted to fair value through earnings. As of December 31, 2022, the Company was a counterparty to two interest rate derivative agreements which have been designated as cash flow hedges.

On June 23, 2022, in conjunction with the refinancing of the mortgage loan encumbering our property Plaza at Woodbridge, we entered into an interest rate cap agreement (the "Cap Agreement") with a third party to limit the maximum SOFR of our floating rate debt to 3%. On the date of the Cap Agreement, we elected to designate cash flow hedge accounting for this derivative instrument.

The table below summarizes our derivative instruments, which are used to hedge the corresponding variable rate debt, as of December 31, 2022:

(Amounts in thousands)

Hedged Instrument	Fair Value	Notional Amount	Spread	Interest Rate	Effective Interest Rate	Expiration
Plaza at Woodbridge interest rate cap	$ 509	$ 52,947	SOFR + 2.26%	6.27%	5.26%	7/1/2023
Montclair interest rate swap	$ 1,467	$ 7,250	LIBOR + 2.57%	6.89%	3.15%	8/15/2030

The table below summarizes the effect of our derivative instruments on our consolidated statements of income and comprehensive income for the years ended December 31, 2022 and 2021:

(Amounts in thousands)	Unrealized Gain Recognized in OCI on Derivatives	
	Years ended December 31,	
Hedged Instrument	2022	2021
Plaza at Woodbridge interest rate cap	$ 370	$ —
Montclair interest rate swap	286	—
Total	$ 656	$ —

Financial Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

There were no financial assets or liabilities measured at fair value on a non-recurring basis as of December 31, 2022 and December 31, 2021.

Financial Assets and Liabilities not Measured at Fair Value

Financial assets and liabilities that are not measured at fair value on the consolidated balance sheets include cash and cash equivalents and mortgages payable. Cash and cash equivalents are carried at cost, which approximates fair value. The fair value of mortgages payable is calculated based on current market prices and discounted cash flows at the current rate at which similar loans would be made to borrowers with similar credit ratings for the remaining term of such debt, which is provided by a third-party specialist. The fair value of cash and cash equivalents is classified as Level 1 and the fair value of mortgages payable is classified as Level 2. The table below summarizes the carrying amounts and fair value of our level 2 financial instruments as of December 31, 2022 and December 31, 2021.

(Amounts in thousands)	As of December 31, 2022		As of As of December 31, 2021	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Mortgages payable[1]	$ 1,699,491	$ 1,542,869	$ 1,695,408	$ 1,692,674

[1] Carrying amounts exclude unamortized debt issuance costs of $7.8 million and $8.2 million as of December 31, 2022 and December 31, 2021, respectively.

Nonfinancial Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

We assess the carrying value of our properties for impairment, when events or changes in circumstances indicate that the carrying value may not be recoverable. Such events and changes include macroeconomic conditions, operating performance, and environmental and regulatory changes, which may result in property operational disruption and could indicate that the carrying amount may not be recoverable.

There were no impairment charges recognized during the year ended December 31, 2022.

During the year ended December 31, 2021, the Company recognized impairment charges on two retail properties that the Company was actively marketing. The Company recognized an impairment charge of $0.4 million on its property in Westfield, NJ which was sold on July 22, 2021. Additionally, the Company recognized an impairment charge of $0.1 million on its ground lease in Vallejo, CA which was sold on December 21, 2021. Prior to these dispositions, the carrying value of these assets exceeded the estimated fair value less costs to sell. The aggregated fair values of $7.9 million were based on sale agreements under negotiation with third-party buyers.

During the year ended December 31, 2020, the Company recognized an impairment charge of $3.1 million on a parcel of our property in Lodi, NJ, which was sold on January 8, 2021. Prior to the sale of the parcel, the carrying value of this property exceeded its estimated fair value less costs to sell of $7.2 million. The fair value of the parcel was based on a sale agreement under negotiation with a third-party buyer.

The Company believes the inputs utilized to measure these fair values were reasonable in the context of applicable market conditions, however due to the significance of the unobservable inputs in the overall fair value measures, including market conditions and expectations for growth, the Company determined that such fair value measurements are classified as Level 3.

Aggregate impairment charges of $0.5 million and $3.1 million, respectively, are included as an expense within casualty and impairment loss on our consolidated statements of income and comprehensive income for the years ended December 31, 2021 and 2020.

10.   COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, we are a party to various legal proceedings, claims or regulatory inquiries and investigations arising out of, or incident to, our ordinary course of business. While we are unable to predict with certainty the outcome of any particular matter, management does not currently expect, when such matters are resolved, that our resulting exposure to loss contingencies, if any, will have a material adverse effect on our results of operations or consolidated financial position.

Redevelopment and Anchor Repositioning

The Company has 25 active development, redevelopment or anchor repositioning projects with total estimated costs of $216 million, of which $159.7 million remains to be funded as of December 31, 2022. We continue to monitor the stabilization dates of these projects, which can be impacted from economic conditions affecting our tenants, vendors and supply chains. We have identified future projects in our development pipeline, but we are under no obligation to execute and fund any of these projects and each of these projects is being further evaluated based on market conditions.

Insurance

The Company maintains numerous insurance policies including for general liability, property, pollution, acts of terrorism, trustees' and officers', cyber, workers' compensation and automobile-related liabilities. However, all such policies are subject to terms, conditions, exclusions, deductibles and sub-limits, amount other limiting factors. For example, the Company's terrorism insurance excludes coverage for nuclear, biological, chemical or radiological terrorism events as defined by the Terrorism Risk Insurance Program Reauthorization Act.

The Company's primary and excess insurance policies providing coverage for pollution related losses have an aggregate limit of $50 million and provide remediation and business interruption coverage for pollution incidents, which pursuant to our policies expressly include the presence and dispersal of viruses. On December 23, 2020, the Company initiated litigation in New Jersey state court, Bergen County, under these policies to recover uncollected rents and other amounts resulting from the COVID-19 virus.

Insurance premiums are typically charged directly to each of the properties but not all of the cost of such premiums are recovered. The Company is responsible for deductibles, losses in excess of insurance coverage, and the portion of premiums not reimbursable by tenants at our properties, which could be material.

We continue to monitor the state of the insurance market and the scope and costs of available coverage. We cannot anticipate what coverage will be available on commercially reasonable terms in the future and expect premiums across most coverage lines to increase in light of recent events. The incurrence of uninsured losses, costs or uncovered premiums could materially and adversely affect our business, results of operations and consolidated financial position.

Certain of our loans and other agreements contain customary covenants requiring the maintenance of insurance coverage. Although we believe that we currently have adequate insurance coverage for purposes of these agreements, we may not be able to obtain an equivalent amount of coverage at reasonable costs in the future. If lenders or other counterparties insist on greater coverage than we are able to obtain, such requirement could materially and adversely affect our ability to finance our properties and expand our portfolio.

Environmental Matters

Each of our properties has been subjected to varying degrees of environmental assessment at various times. Based on these assessments, we have accrued costs of $1.6 million and $1.7 million on our consolidated balance sheets as of December 31, 2022 and 2021, respectively, for remediation costs for environmental contamination at certain properties. While this accrual reflects our best estimates of the potential costs of remediation at these properties, there can be no assurance that the actual costs will not exceed these amounts. Although we are not aware of any other material environmental contamination, there can be no assurance that the identification of new areas of contamination, changes in the extent or known scope of contamination, the discovery of additional sites, or changes in cleanup requirements would not result in significant costs to us.

Bankruptcies

Although our rental revenue is supported by long-term leases, leases may be rejected in a bankruptcy proceeding and the related tenant stores may permanently vacate prior to lease expiration. In the event a tenant with a significant number of leases or square footage in our shopping centers files for bankruptcy and rejects its leases with us, we could experience a reduction in our revenues. We monitor the operating performance and rent collections of all tenants in our shopping centers, especially those tenants in arrears or operating retail formats that are experiencing significant changes in competition, business practice, or store closings in other locations. As of December 31, 2022, we have not experienced any material adverse effects from tenant bankruptcies. On January 17, 2023, Party City filed for Chapter 11 bankruptcy protection. The Company has three leases with Party City comprising approximately 35,000 sf, which generate $1.1 million in annual rental revenue. One of these leases, which generates $0.4 million in annual rental revenue, is a franchise and is not impacted by the bankruptcy filing. Additionally, according to public reports, Bed Bath & Beyond is at risk of filing for bankruptcy and has seven leases with us, including wholly-owned store concepts buybuy Baby and Harmon Face Values. These leases generate $4.6 million in annual rental revenue. At this time we have not experienced any material adverse effects from either tenant but may in the future.

11. PREPAID EXPENSES AND OTHER ASSETS

The following is a summary of the composition of the prepaid expenses and other assets in the consolidated balance sheets:

	Balance at	
(Amounts in thousands)	December 31, 2022	December 31, 2021
Other assets	$ 18,386	$ 19,712
Deferred tax asset, net	34,616	37,420
Deferred financing costs, net of accumulated amortization of $7,269 and $5,932, respectively	6,749	2,234
Finance lease right-of-use asset	2,724	2,724
Prepaid expenses:		
Real estate taxes	12,080	9,982
Insurance	1,391	1,088
Rent, licenses/fees	1,261	951
Total Prepaid expenses and other assets	$ 77,207	$ 74,111

12.   ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

The following is a summary of the composition of accounts payable, accrued expenses and other liabilities in the consolidated balance sheets:

	Balance at			
(Amounts in thousands)	December 31, 2022		December 31, 2021	
Accrued capital expenditures and leasing costs	$	35,732	$	19,164
Deferred tenant revenue		28,468		28,898
Accrued interest payable		10,789		9,879
Accrued payroll expenses		9,527		9,134
Security deposits		8,048		6,693
Other liabilities and accrued expenses		6,939		8,057
Finance lease liability		3,016		3,004
Total accounts payable, accrued expenses and other liabilities	$	102,519	$	84,829

13.   INTEREST AND DEBT EXPENSE

The following table sets forth the details of interest and debt expense:

	Year Ended December 31,					
(Amounts in thousands)	2022		2021		2020	
Interest expense	$	55,557	$	54,946	$	68,184
Amortization of deferred financing costs		3,422		2,992		2,831
Total Interest and debt expense	$	58,979	$	57,938	$	71,015

14.   EQUITY AND NONCONTROLLING INTEREST

At-The-Market Program

On August 15, 2022 the Company and the Operating Partnership entered into an equity distribution agreement (the "Equity Distribution Agreement") with various financial institutions acting as agents, forward sellers, and forward purchasers. Pursuant to the Equity Distribution Agreement, the Company may from time to time offer and sell, through the agents and forward sellers, the Company's common shares, par value $0.01 per share, having an aggregate offering price of up to $250 million (the "ATM Program"). Concurrently with the Equity Distribution Agreement, the Company entered into separate master forward confirmations (collectively, the "Master Confirmations") with each of the forward purchasers. Sales under the ATM Program may be made from time to time, as needed, by means of ordinary brokers' transactions or other transactions that are deemed to be "at the market" offerings, in privately negotiated transactions, which may include block trades, or as otherwise agreed with the sales agents. The ATM Program replaces the Company's previous at-the-market program established on June 7, 2021.

The Equity Distribution Agreement provides that the Company may also enter into forward sale agreements pursuant to any Master Confirmation and related supplemental confirmations with the forward purchasers. In connection with any forward sale agreement, a forward purchaser will, at the Company's request, borrow from third parties, through its forward seller, and sell a number of shares equal to the amount provided in such agreement.

As of December 31, 2022, the Company has not issued any common shares under the ATM Program. Future sales will depend on a variety of factors including, but not limited to, market conditions, the trading price of our common shares, and our capital needs. The Company has no obligation to sell any shares under the ATM Program.

Share Repurchase Program

In March 2020, the Company's Board of Trustees authorized a share repurchase program for up to $200 million of the Company's common shares. Under the program, the Company may repurchase its shares from time to time in the open market or in privately negotiated transactions in compliance with Securities and Exchange Commission Rule 10b-18. The amount and timing of the purchases will depend on a number of factors including the price and availability of the Company's shares, trading volume and general market conditions. The share repurchase program does not obligate the Company to acquire any particular amount of common shares and may be suspended or discontinued at any time at the Company's discretion.

During the years ended December 31, 2022 and December 31, 2021, no shares were repurchased by the Company. As of December 31, 2022, the Company has repurchased 5.9 million common shares at a weighted average share price of $9.22, for a total of $54.1 million. All share repurchases by the Company were completed between March and April of 2020. There is approximately $145.9 million remaining for share repurchases under this program.

Units of the Operating Partnership

The Operating Partnership's capital includes general and common limited partnership interests in the operating partnership. As of December 31, 2022, Urban Edge owned approximately 96.1% of the outstanding common OP Units with the remaining limited OP Units held by members of management, Urban Edge's Board of Trustees and contributors of property interests acquired. Urban Edge serves as the sole general partner of the Operating Partnership. The third-party unitholders have limited rights over the Operating Partnership such that they do not have characteristics of a controlling financial interest. As such, the Operating Partnership is considered a VIE, and the Company is the primary beneficiary which consolidates it. The Company's only investment is the Operating Partnership. The VIE's assets can be used for purposes other than the settlement of the VIE's obligations and the Company's partnership interest is considered a majority voting interest.

Dividends and Distributions

During the years ended December 31, 2022 and 2021, the Company declared distributions on our common shares and OP units of $0.64 and $0.60 per share/unit, respectively. This comprised regular quarterly dividends of $0.16 and $0.15 per common share and OP unit declared for each quarter in 2022 and 2021, respectively.

During the year ended December 31, 2020 the Company declared distributions on our common shares and OP units of 0.68 per share/unit in the aggregate, which comprised a regular quarterly dividend of $0.22 per common share and OP unit declared for the first quarter of 2020 and a special cash dividend of $0.46 per common share and OP unit declared in December 2020 and paid on January 19, 2021. As a result of COVID-19 and the uncertainties it generated, the Company temporarily suspended quarterly dividend distributions for the second and third quarters of 2020.

We have a Dividend Reinvestment Plan (the "DRIP"), whereby shareholders may use their dividends to purchase shares. During the years ended December 31, 2022, 2021 and 2020, 5,512, 4,442 and 3,445 shares were issued under the DRIP, respectively.

Noncontrolling Interests in Operating Partnership

Noncontrolling interests in the Operating Partnership reflected on the consolidated balance sheets of the Company are comprised of OP units and limited partnership interests in the Operating Partnership in the form of LTIP unit awards. LTIP unit awards were granted to certain executives pursuant to our 2015 Omnibus Share Plan (the "Omnibus Share Plan") and our 2018 Inducement Equity Plan (the "Inducement Plan"). OP units were issued to contributors in exchange for their property interests in connection with the Company's property acquisitions in 2017.

The total of the OP units and LTIP units represent a 4.0% weighted-average interest in the Operating Partnership for the year ended December 31, 2022. Holders of outstanding vested LTIP units may, from and after two years from the date of issuance, redeem their LTIP units for cash, or for the Company's common shares on a one-for-one basis, solely at our election. Holders of outstanding OP units may redeem their units for cash or the Company's common shares on a one-for-one basis, solely at our election. During the years ended December 31, 2022, 2021 and 2020, 250,000, 100,000 and 1,355,836 units, respectively, were redeemed for an equivalent amount of common shares of the Company.

Noncontrolling Interests in Consolidated Subsidiaries

The Company's noncontrolling interests relate to the 5% interest held by others in our property in Walnut Creek, CA (Mount Diablo) and 17.5% held by others in our property in Massapequa, NY. The net income attributable to noncontrolling interests is presented separately in our consolidated statements of income and comprehensive income.

15.   SHARE-BASED COMPENSATION

Omnibus Share Plan

On January 7, 2015 our board and initial shareholder approved the Urban Edge Properties Omnibus Share Plan (the "Omnibus Share Plan"), under which awards may be granted up to a maximum of 15,000,000 of our common shares or share equivalents. Pursuant to the Omnibus Share Plan, stock options, LTIP units, operating partnership units and restricted shares were granted.

Long-Term Incentive Plans

On February 24, 2017, the Company established the 2017 Outperformance Plan ("2017 OPP") under the Omnibus Share Plan, a multi-year, performance-based equity compensation plan under which participants, including our Chairman and Chief Executive Officer, have the opportunity to earn awards in the form of LTIP units if, and only if, we achieve predetermined total shareholder return ("TSR") thresholds and/or the TSRs of certain peer companies over the three-year period beginning on the date the plan was established. The fair value of the 2017 OPP on the date of grant was $4.1 million.

On February 22, 2018, the Company established the 2018 Long-Term Incentive Plan ("2018 LTI Plan") under the Omnibus Share Plan. The plan is a multi-year, equity compensation program under which participants, including our Chairman and Chief Executive Officer, have the opportunity to earn awards in the form of LTIP units that vest based on the passage of time and performance goals tied to our relative and absolute TSR. Equity awards granted under the 2018 LTI Plan are weighted, in terms of grant date and fair value, 80% performance-based and 20% time-based. The fair value of the 2018 LTI Plan on the date of grant was $3.6 million

On April 4, 2019, the Company established the 2019 Long-Term Incentive Plan ("2019 LTI Plan") under the Omnibus Share Plan. The plan is a multi-year, equity compensation program under which participants, including our Chairman and Chief Executive Officer, have the opportunity to earn awards in the form of LTIP units that vest based on the passage of time (one-third of the program) and performance goals tied to our relative and absolute TSR during the three-year performance period following their grant (two-thirds of the program). The fair value of the 2019 LTI Plan on the date of grant was $6.3 million.

In the years ending December 31, 2022, 2021, and 2020 we recognized $0.9 million, $2.1 million and $3.5 million, respectively, of compensation expense related to the 2017 OPP, 2018 LTI Plan and 2019 LTI Plan. The compensation expense incurred during the year ended December 31, 2020, included $0.2 million related to the 2015 OPP Plan which expired in February 2020. As of December 31, 2022, there was less than $0.1 million unrecognized compensation cost related to the 2018 LTI Plan.

2018 Inducement Equity Plan

On September 26, 2018, the Company established an equity incentive plan to induce certain executives to join the Company (the "Inducement Plan"). Under the Inducement Plan, the Compensation Committee of the Board of Trustees may grant, subject to any Company performance conditions as specified by the Compensation Committee, awards to individuals who were not previously employees as an inducement material to the individual's entry into employment with the Company. The terms and conditions of the Inducement Plan and any awards thereunder granted are substantially similar to those under the 2015 Omnibus Share Plan. The Company has granted an aggregate of 352,890 restricted LTIP Units and 2,000,000 stock options under the Inducement Plan with grant date fair values of $7.2 million and $9.3 million, respectively. As of December 31, 2022, there were no outstanding unvested LTIP units or stock options related to this plan.

2020 Long-Term Incentive Plan

On February 20, 2020, the Company established the 2020 Long-Term Incentive Plan ("2020 LTI Plan") under the Omnibus Share Plan. The plan is a multi-year, equity compensation program under which participants, including our Chairman and Chief Executive Officer, have the opportunity to earn awards in the form of LTIP units that vest based on the passage of time (one-third of the program) and performance goals tied to our relative and absolute TSR during the three-year performance period following their grant (two-thirds of the program). The total grant date fair value under the 2020 LTI Plan was $8.8 million comprising performance-based and time-based awards.

Performance-based awards

For the performance-based awards under the 2020 LTI Plan, participants, have the opportunity to earn awards in the form of LTIP Units if Urban Edge's absolute and/or relative TSR meets certain criteria over the three-year Performance Period beginning on February 20, 2020 and ending on February 19, 2023. The Company granted performance-based awards under the 2020 LTI Plan that represent 630,774 LTIP Units. The fair value of the performance-based award portion of the 2020 LTI Plan on the date of grant was $5.9 million using a Monte Carlo simulation to estimate the fair value through a risk-neutral premise. Assumptions include historical volatility (21.4%), risk-free interest rates (1.4%), and historical daily return as compared to certain peer companies.

Under the Absolute TSR component, 40% of the LTIP Units will be earned if the Company's TSR over the Performance Period is equal to 18%, 100% of the LTIP Units will be earned if the Company's TSR over the Performance Period is equal to 27%, and 165% of the LTIP Units will be earned if the Company's TSR over the Performance Period is equal to or greater than 36%. The Relative TSR component is based on the Company's performance compared to a peer group comprised of 11 companies. Under the Relative TSR Component, 40% of the LTIP Units will be earned if the Company's TSR over the Performance Period is equal to the 35th percentile of the peer group, 100% of the LTIP Units will be earned if the Company's TSR over the

Performance Period is equal to the 55th percentile of the peer group, and 165% of the LTIP Units will be earned if the Company's TSR over the Performance Period is equal to or above the 75th percentile of the peer group, with earning determined using linear interpolation if in between such relative and absolute TSR thresholds. During the years ended December 31, 2022, 2021, and 2020, respectively, we recognized $1.1 million, $1.3 million, and $1.1 million of compensation expense related to the performance-based awards under the 2020 LTI Plan.

Time-based awards

The time-based awards granted under the 2020 LTI Plan, also granted in the form of LTIP Units, vest ratably over three years except in the case of our Chairman and Chief Executive Officer, where the vesting is ratably over four years. The Company granted time-based awards under the 2020 LTI Plan that represent 169,004 LTIP units with a grant date fair value of $2.9 million. During the years ended December 31, 2022, 2021 and 2020, respectively, we recognized $0.6 million, $0.7 million, and $1.1 million of compensation expense related to the time-based awards under the 2020 LTI Plan.

2021 Long-Term Incentive Plan

On February 10, 2021, the Company established the 2021 Long-Term Incentive Plan ("2021 LTI Plan") under the Omnibus Share Plan. The plan is a multi-year, equity compensation program under which participants, including our Chairman and Chief Executive Officer, have the opportunity to earn awards in the form of LTIP units that vest based on the passage of time (one-half of the program) and performance goals tied to our relative and absolute TSR during the three-year Performance Period following their grant (one-half of the program). The total grant date fair value under the 2021 LTI Plan was $7.8 million, comprising both performance-based and time-based awards.

Performance-based awards

For the performance-based awards under the 2021 LTI Plan, participants have the opportunity to earn awards in the form of LTIP Units if Urban Edge's absolute and/or relative TSR meets certain criteria over the three-year Performance Period beginning on February 10, 2021 and ending on February 9, 2024. The Company granted performance-based awards under the 2021 LTI Plan that represent 398,977 LTIP Units. The fair value of the performance-based award portion of the 2021 LTI Plan on the date of grant was $3.9 million using a Monte Carlo simulation to estimate the fair value through a risk-neutral premise. Assumptions include historical volatility (49.9%), risk-free interest rates (0.2%), and historical daily return as compared to certain peer companies.

Under the Absolute TSR component, 40% of the LTIP Units will be earned if the Company's TSR over the Performance Period is equal to 18%, 100% of the LTIP Units will be earned if the Company's TSR over the Performance Period is equal to 27%, and 165% of the LTIP Units will be earned if the Company's TSR over the Performance Period is equal to or greater than 36%. The Relative TSR component is based on the Company's performance compared to a peer group comprised of 14 companies. Under the Relative TSR Component, 40% of the LTIP Units will be earned if the Company's TSR over the Performance Period is equal to the 35th percentile of the peer group, 100% of the LTIP Units will be earned if the Company's TSR over the Performance Period is equal to the 55th percentile of the peer group, and 165% of the LTIP Units will be earned if the Company's TSR over the Performance Period is equal to or above the 75th percentile of the peer group, with earning determined using linear interpolation if in between such relative and absolute TSR thresholds. During the years ended December 31, 2022 and 2021, respectively, we recognized $0.9 million and $1.0 million of compensation expense related to the performance-based awards under the 2021 LTI Plan.

Time-based awards

The time-based awards granted under the 2021 LTI Plan, also granted in the form of LTIP Units, vest ratably over three years except in the case of our Chairman and Chief Executive Officer, where the vesting is ratably over four years. As of December 31, 2022, the Company granted time-based awards under the 2021 LTI Plan that represent 273,615 LTIP units with a grant date fair value of $3.9 million. During the years ended December 31, 2022 and 2021, respectively, we recognized $1.3 million and $1.0 million of compensation expense related to the time-based awards under the 2021 LTI Plan.

2022 Long-Term Incentive Plan

On February 11, 2022, the Company established the 2022 Long-Term Incentive Plan ("2022 LTI Plan") under the Omnibus Share Plan. The plan is a multi-year, equity compensation program under which participants, including our Chairman and Chief Executive Officer, receive awards in the form of LTIP Units that, with respect to one half of the program, vest based solely on the passage of time, and with respect to the other half of the program, are earned and vest if certain relative and absolute TSR and/or FFO growth targets are achieved by the Company over a three-year performance period. The total grant date fair value under the 2022 LTI Plan was $8.6 million comprising both performance-based and time-based awards as described further below:

Performance-based awards

For the performance-based awards under the 2022 LTI plan, participants have the opportunity to earn awards in the form of LTIP Units if Urban Edge's absolute and/or relative TSR meets certain criteria over the three-year performance measurement period (the "TSR Performance Period") beginning on February 11, 2022 and ending on February 10, 2025. Participants also have the opportunity to earn awards in the form of LTIP Units if Urban Edge's FFO growth component meets certain criteria over the three-year performance measurement period (the "FFO Performance Period") beginning January 1, 2022 and ending on December 31, 2024. The Company granted performance-based awards under the 2022 LTI Plan representing 349,438 Units. The fair value of the performance-based award portion of the 2022 LTI Plan on the grant date was $4.3 million using a Monte Carlo simulation to estimate the fair value of the Absolute and Relative components through a risk-neutral premise. Assumptions include historical volatility (51.0%), risk-free interest rates (1.7%), and historical daily return as compared to certain peer companies.

Under the absolute TSR component, 50% of the LTIP Units will be earned if the Company's TSR over the TSR Performance Period is equal to 18%, 100% of the LTIP Units will be earned if the Company's TSR over the TSR Performance Period is equal to 27%, and 200% of the LTIP Units will be earned if the Company's TSR over the TSR Performance Period is equal to or greater than 36%. The relative TSR component is based on the Company's performance compared to a peer group comprised of 14 companies. Under the relative TSR Component, 50% of the LTIP Units will be earned if the Company's TSR over the TSR Performance Period is equal to the 35th percentile of the peer group, 100% of the LTIP Units will be earned if the Company's TSR over the TSR Performance Period is equal to the 55th percentile of the peer group, and 200% of the LTIP Units will be earned if the Company's TSR over the TSR Performance Period is equal to or above the 75th percentile of the peer group. Under the FFO growth component, 50% of the LTIP Units will be earned if the Company's FFO growth over the FFO Performance Period is equal to 3%, 100% of the LTIP Units will be earned if the Company's FFO growth over the FFO Performance Period is equal to 5%, and 200% of the LTIP Units will be earned if the Company's FFO growth over the FFO Performance Period is equal to or greater than 7%. If the Company's performance-based awards are between such thresholds, earnings will be determined using linear interpolation. During the year ended December 31, 2022, we recognized $0.7 million of compensation expense related to the performance-based awards under the 2022 LTI Plan.

Time-based awards

The time-based awards granted under the 2022 LTI Plan, also granted in the form of LTIP Units, vest ratably over three years except in the case of our Chairman and Chief Executive Officer, where the vesting is ratable over four years. As of December 31, 2022, the Company granted time-based awards under the 2022 LTI Plan that represent 266,766 LTIP Units with a grant date fair value of $4.3 million. During the year ended December 31, 2022, we recognized $1.5 million of compensation expense related to the time-based awards under the 2022 LTI Plan.

2023 Long-Term Incentive Plan

On February 10, 2023, the Company established the 2023 Long-Term Incentive Plan ("2023 LTI Plan") under the Omnibus Share Plan. The plan is a multi-year, equity compensation program under which participants, including our Chairman and Chief Executive Officer, receive awards in the form of LTIP Units that, with respect to one half of the program, vest based solely on the passage of time, and with respect to the other half of the program, are earned and vest if certain relative and absolute TSR and/or FFO and same-property NOI growth targets are achieved by the Company over a three year performance period (one-half of the program). The total grant date fair value under the 2023 LTI Plan was $8.4 million, comprising both performance-based and time-based awards.

Units and Deferred Share Units Granted to Trustees

All trustees are granted annual awards in the form of LTIP units or Deferred Share Units ("DSU"). The following table presents trustee awards granted over the last three years:

Award Date	Award Type	# of Units Granted	Weighted Average Grant Date Fair Value
October 3, 2022	LTIP	15,566	$10.97
September 1, 2022	LTIP	14,194	12.74
June 10, 2022	DSU	8,645	13.88
June 10, 2022	LTIP	51,498	13.99
November 22, 2021	LTIP	10,208	14.17
July 1, 2021	LTIP	12,254	15.02
May 5, 2021	DSU	6,476	15.44
May 5, 2021	LTIP	39,756	15.09
May 6, 2020	DSU	12,121	8.25
May 6, 2020	LTIP	87,117	8.03

Shares Under Option

All stock options granted have ten-year contractual lives, containing vesting terms of three to five years. As of December 31, 2022 and 2021, the Company had 3,930,762 shares under options with a weighted average exercise price per share of $23.19. No options were granted or exercised during the year ended December 31, 2022. As of December 31, 2022, the remaining average contractual term of shares under options was 3.47 years. There are 3,898,628 shares under options exercisable with a weighted average price per share of $23.22 with no intrinsic value as of December 31, 2022.

Restricted Shares

The following table presents information regarding restricted share activity during the years ended December 31, 2022, 2021, and 2020:

	Shares	Weighted Average Grant Date Fair Value per Share
Unvested at January 1, 2022	49,347	$ 17.23
Granted	44,214	17.69
Vested	(23,652)	17.39
Forfeited	(16,531)	17.24
Unvested at December 31, 2022	53,378	$ 17.54

During the year ended December 31, 2022, we granted 44,214 restricted shares that are subject to forfeiture and vest over periods ranging from one to three years. The total grant date value of the 23,652 restricted shares vested during the year ended December 31, 2022 was $0.4 million.

Restricted Units

During the years ended December 31, 2022, 2021 and 2020, respectively, there were 431,330, 335,833, and 297,195 LTIP units issued. During the years ended December 31, 2022, 2021 and 2020, 498,298, 271,635, and 433,016, units vested, respectively. There were no restricted units converted to common shares during the years ended December 31, 2022 and 2021. During the year ended December 31, 2020, 223,553 restricted units were converted to common shares. As of December 31, 2022 the remaining 487,001 units vest over a weighted average period of approximately three years.

Share-Based Compensation Expense

Share-based compensation expense, which is included in general and administrative expenses in our consolidated statements of income and comprehensive income, is summarized as follows:

(Amounts in thousands)	Year Ended December 31,					
	2022		**2021**		**2020**	
Share-based compensation expense components:						
LTIP expense[1]	$	5,862	$	4,909	$	7,331
Performance-based LTI expense[2]		3,170		3,865		3,792
Stock option expense		977		1,435		4,991
Restricted share expense		367		461		832
DSU expense		110		149		48
Total Share-based compensation expense	$	10,486	$	10,819	$	16,994

[1] LTIP expense includes the time-based portion of the 2022, 2021, 2020, 2019 and 2018 LTI Plans.
[2] Performance-based LTI expense includes the 2017 OPP plan and the performance-based portion of the 2022, 2021, 2020, 2019 and 2018 LTI Plans.

As of December 31, 2022, we had a total of $9.3 million of unrecognized compensation expense related to unvested and restricted share-based payment arrangements including unvested stock options, LTIP units, deferred share units, and restricted share awards which were granted under our Omnibus Share Plan as well as OPP awards. This expense is expected to be recognized over a weighted average period of two years.

16. EARNINGS PER SHARE AND UNIT

Urban Edge Earnings per Share

We have calculated earnings per share ("EPS") under the two-class method. The two-class method is an earnings allocation methodology whereby EPS for each class of Urban Edge common shares and participating securities is calculated according to dividends declared and participating rights in undistributed earnings. Restricted shares issued pursuant to our share-based compensation program are considered participating securities, and as such, have non-forfeitable rights to receive dividends.

The computation of diluted EPS reflects potential dilution of securities by adding potential common shares, including stock options and unvested restricted shares, to the weighted average number of common shares outstanding for the period. For the years ended December 31, 2022 and 2021 there were options outstanding for 3,930,762 shares that potentially could be exercised for common shares. During the year ended December 31, 2020 there were options outstanding for 4,930,762 shares that potentially could be exercised for common shares. During the years ended December 31, 2022, 2021 and 2020, no options were included in the diluted EPS calculation as their exercise prices were higher than the average market prices of our common shares. In addition, as of December 31, 2022 there were 53,378 unvested restricted shares outstanding that potentially could become unrestricted common shares. The computation of diluted EPS for the years ended December 31, 2022, 2021 and 2020 included 59,459, 54,988, and 77,289 weighted average unvested restricted shares outstanding, respectively, as their effect is dilutive.

The effect of the redemption of OP and vested LTIP units is not reflected in the computation of basic and diluted earnings per share, as they are redeemable for common shares on a one-for-one basis. The income allocable to such units is allocated on this same basis and reflected as noncontrolling interests in the accompanying consolidated financial statements. As such, the assumed redemption of these units would have no net impact on the determination of diluted earnings per share since they would be anti-dilutive.

The following table sets forth the computation of our basic and diluted earnings per share:

(Amounts in thousands, except per share amounts)	Year Ended December 31,					
		2022		2021		2020
Numerator:						
Net income attributable to common shareholders	$	46,170	$	102,686	$	93,589
Less: Earnings allocated to unvested participating securities		(23)		(47)		(62)
Net income available for common shareholders - basic	$	46,147	$	102,639	$	93,527
Impact of assumed conversions:						
OP and LTIP units		1,635		3,675		81
Net income available for common shareholders - dilutive	$	47,782	$	106,314	$	93,608
Denominator:						
Weighted average common shares outstanding - basic		117,366		117,029		117,722
Effect of dilutive securities:						
Restricted share awards		59		55		77
Assumed conversion of OP and LTIP units		4,215		4,363		103
Weighted average common shares outstanding - diluted		121,640		121,447		117,902
Earnings per share available to common shareholders:						
Earnings per common share - Basic	$	0.39	$	0.88	$	0.79
Earnings per common share - Diluted	$	0.39	$	0.88	$	0.79

Operating Partnership Earnings per Unit

The following table sets forth the computation of basic and diluted earnings per unit:

(Amounts in thousands, except per unit amounts)	Year Ended December 31,					
		2022		2021		2020
Numerator:						
Net income attributable to unitholders	$	48,065	$	106,982	$	97,749
Less: net income attributable to participating securities		(23)		(47)		(62)
Net income available for unitholders	$	48,042	$	106,935	$	97,687
Denominator:						
Weighted average units outstanding - basic		121,374		120,966		121,957
Effect of dilutive securities issued by Urban Edge		59		55		77
Unvested LTIP units		207		1,086		777
Weighted average units outstanding - diluted		121,640		122,107		122,811
Earnings per unit available to unitholders:						
Earnings per unit - Basic	$	0.40	$	0.88	$	0.80
Earnings per unit - Diluted	$	0.39	$	0.88	$	0.80

ITEM 9. **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES**

None.

ITEM 9A. **CONTROLS AND PROCEDURES**

Controls and Procedures (Urban Edge Properties)

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) that are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Because of inherent limitations, disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of disclosure controls and procedures are met.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Annual Report on Internal Control over Financial Reporting

The management of Urban Edge Properties and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's Board of Trustees, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting, which requires the use of certain estimates and judgments, and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and trustees of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. In designing and evaluating our control system, management recognized that any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, that may affect our operation have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions that cannot be anticipated at the present time, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, the Company's management used the criteria set forth by the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). Based on this assessment, management has concluded that, as of December 31, 2022, the Company's internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm as stated in their attestation report which is included herein.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Controls and Procedures (Urban Edge Properties LP)

Evaluation of Disclosure Controls and Procedures

The Operating Partnership's management maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) that are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer of our general partner, as appropriate to allow timely decisions regarding required disclosures. Because of inherent limitations, disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of disclosure controls and procedures are met.

The Operating Partnership's management, with the participation of the Chief Executive Officer and Chief Financial Officer of our general partner, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of our general partner concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Annual Report on Internal Control over Financial Reporting

The Operating Partnership's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Operating Partnership, defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Operating Partnership's principal executive and principal financial officers, or persons performing similar functions, and effected by the Board of Trustees, management and other personnel of the Operating Partnership's general partner, to provide reasonable assurance regarding the reliability of financial reporting, which requires the use of certain estimates and judgments, and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and trustees of the Operating Partnership's general partner; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Operating Partnership's management, including the Chief Executive Officer and Chief Financial Officer of our general partner, does not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. In designing and evaluating our control system, management recognized that any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, that may affect our operation have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions that cannot be anticipated at the present time, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

The Operating Partnership's management assessed the effectiveness of the Operating Partnership's internal control over financial reporting as of December 31, 2022. In making this assessment, the Operating Partnership's management used the criteria set forth by the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). Based on this assessment, management has concluded that, as of December 31, 2022, the Operating Partnership's internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

The effectiveness of the Operating Partnership's internal control over financial reporting as of December 31, 2022 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm as stated in their attestation report which is included herein.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Trustees of Urban Edge Properties

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Urban Edge Properties and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 14, 2023, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 14, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Urban Edge Properties LP

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Urban Edge Properties LP and subsidiaries (the "Operating Partnership") as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Operating Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Operating Partnership and our report dated February 14, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Operating Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Operating Partnership's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Operating Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 14, 2023

ITEM 9B.   OTHER INFORMATION

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

<center>**PART III**</center>

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 will be included in the Proxy Statement to be filed relating to Urban Edge Properties' 2023 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by Item 11 will be included in the Proxy Statement to be filed relating to Urban Edge Properties' 2023 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table summarizes information, as of December 31, 2022, relating to our equity compensation plans pursuant to which our common shares or other equity securities may be granted from time to time.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights [2]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)
Equity compensation plans approved by security holders	2,791,691 [1]	$ 19.53	3,977,934 [3]
Equity compensation plans not approved by security holders	170,628 [4]	N/A	N/A
Total	2,962,319	$ 19.53	3,977,934

[1] Includes an aggregate of (i) 32,134 common shares issuable upon exercise of outstanding unvested options (excluding 2,907,129 common shares issuable upon exercise of outstanding vested options) and (ii) 2,759,557 common shares issuable in exchange for common units which may, upon satisfaction of certain conditions, be issuable pursuant to outstanding LTIP Units in our Operating Partnership ("LTIP Units"). The LTIP Units outstanding as of December 31, 2022 include 1,087,613 LTIP Units issued pursuant to our 2020 LTI Plan, 2021 LTI Plan, and 2022 LTI Plan which remain subject to performance-based vesting criteria.

[2] The LTIP Units do not have an exercise price. Accordingly, these awards are not included in the weighted-average exercise price calculation.

[3] Includes (i) 1,873,435 common shares remaining available for issuance under the Urban Edge Properties 2015 Omnibus Incentive Plan (the "Plan") and (ii) 2,104,499 common shares remaining available under the Urban Edge Properties 2015 Employee Share Purchase Plan ("ESPP"). The number of common shares remaining available for issuance under the Plan is based on awards being granted as "Full Value Awards," as defined in the Plan, including awards such as restricted stock, LTIP units or performance units that do not require the payment of an exercise price. If we were to grant awards other than "Full Value Awards," as defined in the Plan, including stock options or stock appreciation rights, the number of securities remaining available for future issuance under the Plan would be 3,746,869. Pursuant to the terms of the ESPP, on each January 1 prior to the tenth anniversary of the ESPP's effective date, an additional number of common shares will be added to the maximum number of shares authorized for issuance under the ESPP equal to the lesser of (a) 0.1% of the total number of common shares outstanding on December 31 of the preceding calendar year and (b) 150,000 common shares; provided that the Compensation Committee of our Board of Trustees may act prior to January 1 of any calendar year to provide that there will be no increase in the share reserve for that calendar year, or that the increase in the share reserve for that calendar year shall be less than the increase that would otherwise occur.

[4] Relates to the Urban Edge Properties 2018 Inducement Equity Plan, which is an omnibus equity plan pursuant to which we may grant a variety of equity awards pursuant to the employment inducement award exemption provided by Section 303A.08 of the New York Stock Exchange Listed Company Manual, including options, share appreciation rights, performance shares, restricted shares and other share-based awards including LTIP Units. A total of 170,628 common shares are authorized to be issued under the 2018 Inducement Equity Plan. The 2018 Inducement Equity Plan has a ten-year term expiring on September 20, 2028 and generally may be amended at any time by our Board of Trustees. Included in the 170,628 common shares authorized to be issued under the 2018 Inducement Equity Plan are an aggregate of (i) 170,628 common shares issuable in exchange for common units which may, upon satisfaction of certain conditions, be issuable pursuant to outstanding LTIP Units in our Operating Partnership ("LTIP Units") (excluding 1,000,000 common shares issuable upon exercise of outstanding vested options).

Additional information concerning security ownership of certain beneficial owners and management required by Item 12 will be included in the Proxy Statement to be filed relating to Urban Edge Properties' 2023 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 will be included in the Proxy Statement to be filed relating to Urban Edge Properties' 2023 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 will be included in the Proxy Statement to be filed relating to Urban Edge Properties' 2023 Annual Meeting of Shareholders and is incorporated herein by reference.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

Our consolidated financial statements and notes thereto, together with the Reports of Independent Registered Public Accounting Firm are included in Item 8 of this Annual Report on Form 10-K commencing on page 40.

(2) Financial Statement Schedules

Our financial statement schedules are included in Item 8 of this Annual Report on Form 10-K commencing on page 93.

(3) Exhibits

A list of exhibits to this Annual Report on Form 10-K is set forth on the Index to Exhibits commencing on page 89 and is incorporated herein by reference.

(b) See Index to Exhibits

(c) Schedules other than those listed above are omitted because they are not applicable or the information required is included in the consolidated financial statements or the notes thereto.

ITEM 16.   FORM 10-K SUMMARY

Not applicable.

INDEX TO EXHIBITS

The following exhibits are included as part of this Annual Report on Form 10-K:

Exhibit Number	Exhibit Description
2.1	Separation and Distribution Agreement by and among Vornado Realty Trust, Vornado Realty L.P., Urban Edge Properties and Urban Edge Properties LP, dated as of January 14, 2015 (incorporated by reference to Exhibit 2.1 to Form 8-K filed January 21, 2015)
3.1	Declaration of Trust of Urban Edge Properties, as amended and restated (incorporated by reference to Exhibit 3.1 to Form 8-K filed January 21, 2015)
3.2	Amended and Restated Bylaws of Urban Edge Properties (incorporated by reference to Exhibit 3.1 to Form 8-K filed March 2, 2022)
4.1*	Description of Urban Edge Properties' Securities Registered Under Section 12 of the Securities Exchange Act of 1934
10.1	Limited Partnership Agreement of Urban Edge Properties LP, dated as of January 14, 2015 (incorporated by reference to Exhibit 10.1 to Form 8-K filed January 21, 2015)
10.2	First Amended and Restated Revolving Credit Agreement, by and among Urban Edge Properties LP, as Borrower, the Banks party thereto, and Wells Fargo Bank, National Association, as Administrative Agent, dated as of August 9, 2022 (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on November 3, 2022)
10.3	Tax Protection Agreement dated as of May 24, 2017, by and among Urban Edge Properties LP; Urban Edge Properties; and Acklinis Yonkers Realty, L.L.C., Acklinis Realty Holding, LLC, Acklinis Original Building, L.L.C., A & R Woodbridge Shopping Center, L.L.C., A & R Millburn Associates, L.P., Ackrik Associates, L.P., A & R Manchester, LLC, A & R Westfield Lincoln Plaza, LLC and A & R Westfield Broad Street, LLC. (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on August 2, 2017)
10.4	Contribution Agreement dated as of April 7, 2017, by and among Urban Edge Properties LP; Urban Edge Properties; and Acklinis Yonkers Realty, L.L.C., Acklinis Realty Holding, LLC, Acklinis Original Building, L.L.C., A & R Woodbridge Shopping Center, L.L.C., A & R Millburn Associates, L.P., Ackrik Associates, L.P., A & R Manchester, LLC, A & R Westfield Lincoln Plaza, LLC and A & R Westfield Broad Street, LLC. (incorporated by reference to Exhibit 10.2 to Form 10-Q filed on August 2, 2017)
10.5	Loan Agreement between VNO Bergen Mall Owner LLC and Wells Fargo Bank, National Association, dated March 25, 2013 (incorporated by reference to Exhibit 10.6 to Amendment No. 2 to Form 10 filed November 13, 2014)
10.6†	Urban Edge Properties 2015 Employee Share Purchase Plan (incorporated by reference to Exhibit 4.4 to Form S-8 filed February 17, 2015)
10.7†	Urban Edge Properties 2015 Omnibus Share Plan (incorporated by reference to Exhibit 10.5 to Form 8-K filed January 21, 2015)
10.8†	Urban Edge Properties 2018 Inducement Equity Plan (incorporated by reference to Exhibit 99.1 to Form S-8 filed September 26, 2018)
10.9†	Employment Agreement between Urban Edge Properties and Jeffrey S. Olson (incorporated by reference to Exhibit 10.1 to Form 8-K filed August 9, 2019)
10.10†	Retention Agreement between Urban Edge Properties and Mark Langer (incorporated by reference to Exhibit 10.1 to Form 8-K filed October 24, 2019)
10.11†	Employment Agreement between Urban Edge Properties and Jeffrey Mooallem (incorporated by reference to Exhibit 10.1 to Form 8-K filed on October 19, 2022)
10.12†	Form of Indemnification Agreement between Urban Edge Properties and each of its trustees and executive officers (incorporated by reference to Exhibit 10.15 to Form 10-K/A filed on March 23, 2015)
10.13†	Urban Edge Properties Executive Severance and Change in Control Plan (incorporated by reference to Exhibit 10.17 to Form 10-K filed on February 16, 2022)
10.14*†	Separation Agreement between Urban Edge Properties and Chris Weilminster
21.1*	List of Subsidiaries
23.1*	Consent of Independent Registered Public Accounting Firm for Urban Edge Properties
23.2*	Consent of Independent Registered Public Accounting Firm for Urban Edge Properties LP
24.1*	Power of Attorney (included on signature page)
31.1*	Certification by the Chief Executive Officer for Urban Edge Properties pursuant to rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification by the Chief Financial Officer for Urban Edge Properties pursuant to rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.3*	Certification by the Chief Executive Officer for Urban Edge Properties LP pursuant to rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.4*	Certification by the Chief Financial Officer for Urban Edge Properties LP pursuant to rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification by the Chief Executive Officer and Chief Financial Officer for Urban Edge Properties pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification by the Chief Executive Officer and Chief Financial Officer for Urban Edge Properties LP pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.SCH*	Inline XBRL Taxonomy Extension Schema
101.CAL*	Inline XBRL Extension Calculation Linkbase
101.LAB*	Inline XBRL Extension Labels Linkbase
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase
104*	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101.*)

* Filed herewith

** In accordance with Item 601 (b)(32) of Regulation S-K, this Exhibit is not deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

† Management contracts and compensatory plans or arrangements required to be filed pursuant to Item 15(b) of Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

URBAN EDGE PROPERTIES

(Registrant)

/s/ Mark Langer

Mark Langer, Chief Financial Officer

Date: February 14, 2023

URBAN EDGE PROPERTIES LP

By: Urban Edge Properties, General Partner

/s/ Mark Langer

Mark Langer, Chief Financial Officer

Date: February 14, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Urban Edge Properties in its own capacity and in its capacity as the sole general partner of Urban Edge Properties LP, and in the capacities and on the dates indicated:

Signature	Title	Date
By: /s/ Jeffrey S. Olson Jeffrey S. Olson	Chairman of the Board of Trustees and Chief Executive Officer (Principal Executive Officer)	February 14, 2023
By: /s/ Mark J. Langer Mark J. Langer	Chief Financial Officer (Principal Financial Officer)	February 14, 2023
By: /s/ Andrea R. Drazin Andrea R. Drazin	Chief Accounting Officer (Principal Accounting Officer)	February 14, 2023
By: /s/ Mary L. Baglivo Mary L. Baglivo	Trustee	February 14, 2023
By: /s/ Steven H. Grapstein Steven H. Grapstein	Trustee	February 14, 2023
By: /s/ Steven J. Guttman Steven J. Guttman	Trustee	February 14, 2023
By: /s/ Norman K. Jenkins Norman K. Jenkins	Trustee	February 14, 2023
By: /s/ Kevin P. O'Shea Kevin P. O'Shea	Trustee	February 14, 2023
By: /s/ Steven Roth Steven Roth	Trustee	February 14, 2023
By: /s/ Katherine M. Sandstrom Katherine M. Sandstrom	Trustee	February 14, 2023
By: /s/ Douglas W. Sesler Douglas W. Sesler	Trustee	February 14, 2023

URBAN EDGE PROPERTIES AND URBAN EDGE PROPERTIES LP
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
(in thousands)

Description	Encumbrances	Initial cost to company: Land	Initial cost to company: Building and improvements	Costs capitalized subsequent to acquisition	Gross amount at which carried at close of period: Land	Gross amount at which carried at close of period: Building and improvements	Total[2]	Accumulated depreciation and amortization[1]	Date of construction	Date acquired
SHOPPING CENTERS AND MALLS:										
Baltimore (Towson), MD	$ —	$ 581	$ 3,227	$ 18,412	$ 581	$ 21,639	$ 22,220	$ (9,592)	1968	1968
Bensalem, PA	—	2,727	6,698	1,610	2,727	8,308	11,035	(4,832)	1972/ 1999	1972
Bergen Town Center - East, Paramus, NJ	—	6,305	6,824	42,881	6,305	49,705	56,010	(13,634)	1957/ 2009	2003/ 2019
Bergen Town Center - West, Paramus, NJ	300,000	22,930	89,358	424,114	34,288	502,115	536,403	(150,516)	1957/ 2009	2003/ 2020
Brick, NJ	48,636	1,391	11,179	15,712	1,382	26,900	28,282	(18,830)	1968	1968
Bronx (Bruckner Boulevard), NY	—	66,100	259,503	(7,052)	39,668	278,883	318,551	(42,707)	N/A	2007
Bronx (Shops at Bruckner), NY	9,020	—	32,979	11,962	—	44,941	44,941	(3,616)	N/A	2017
Bronx (1750-1780 Gun Hill Road), NY	24,188	6,427	11,885	23,839	6,428	35,723	42,151	(14,198)	2009	2005
Brooklyn (Kingswood Center), NY	69,935	15,690	76,766	(2,894)	15,690	73,872	89,562	(6,007)	N/A	2020
Brooklyn (Kingswood Crossing), NY	—	8,150	64,159	1,648	8,150	65,807	73,957	(5,805)	N/A	2020
Broomall, PA	—	850	2,171	10,098	643	12,476	13,119	(2,205)	1966	1966
Buffalo (Amherst), NY	—	5,743	4,056	13,964	5,107	18,656	23,763	(8,785)	1968	1968
Cambridge (leased through 2033)[3], MA	—	—	—	97	—	97	97	(31)	N/A	2007
Carlstadt (leased through 2050)[3], NJ	—	—	16,458	182	—	16,640	16,640	(6,331)	N/A	2007
Charleston (leased through 2063)[3], SC	—	—	3,634	308	—	3,942	3,942	(1,548)	N/A	2006
Cherry Hill (Plaza at Cherry Hill), NJ	29,000	14,602	33,666	(1,314)	12,234	34,720	46,954	(5,933)	N/A	2017
Dewitt (leased through 2041)[3], NY	—	—	7,116	—	—	7,116	7,116	(3,014)	N/A	2006
Rockaway, NJ	27,291	559	6,363	4,884	559	11,247	11,806	(7,608)	1964	1964
East Brunswick, NJ	63,000	2,417	17,169	7,555	2,417	24,724	27,141	(20,136)	1957/ 1972	1957/ 1972
East Hanover (200 - 240 Route 10 West), NJ	62,453	2,232	18,241	17,030	2,671	34,832	37,503	(22,365)	1962	1962/ 1998
East Rutherford, NJ	23,000	—	36,727	1,484	—	38,211	38,211	(11,256)	2007	2007
Freeport (Meadowbrook Commons) (leased through 2040)[3], NY	—	—	—	927	—	927	927	(123)	N/A	2005
Freeport (Freeport Commons), NY	43,100	1,231	4,747	4,628	1,593	9,013	10,606	(7,050)	1981	1981
Garfield, NJ	40,300	45	8,068	46,558	44	54,627	54,671	(23,319)	2009	1998
Glenarden, MD (Woodmore Towne Centre)	117,200	28,397	144,834	1,027	28,397	145,861	174,258	(5,423)	N/A	2021
Glenolden, PA	—	850	1,820	873	850	2,693	3,543	(2,400)	1975	1975
Hackensack, NJ	66,400	692	10,219	7,716	692	17,935	18,627	(13,019)	1963	1963
Hazlet, NJ	—	7,400	9,413	(8,028)	5,211	3,574	8,785	(124)	N/A	2007

93

		Initial cost to company		Costs capitalized subsequent to acquisition	Gross amount at which carried at close of period					
Description	Encumbrances	Land	Building and improvements		Land	Building and improvements	Total[2]	Accumulated depreciation and amortization[1]	Date of construction	Date acquired
Huntington, NY	—	21,200	33,667	29,389	15,875	68,381	84,256	(6,267)	N/A	2007
Hyde Park (Shops at Riverwood), MA	21,466	10,867	19,441	7	10,867	19,448	30,315	(341)	N/A	2022
Inwood, NY	—	12,419	19,097	(1,355)	4,777	25,384	30,161	(4,703)	N/A	2004
Jersey City (Hudson Commons), NJ	27,482	652	7,495	1,186	652	8,681	9,333	(4,444)	1965	1965
Jersey City (Hudson Mall), NJ	21,380	15,824	37,593	1,728	14,289	40,856	55,145	(8,351)	N/A	2017
Kearny, NJ	—	309	3,376	19,174	296	22,563	22,859	(8,075)	1938	1959
Lancaster, PA	—	3,140	63	2,059	3,140	2,122	5,262	(1,241)	1966	1966
Las Catalinas, Puerto Rico	119,633	15,280	64,370	20,051	11,490	88,211	99,701	(36,429)	1996	2002
Lodi (Washington Street), NJ	—	7,606	13,125	(8,806)	3,823	8,102	11,925	(3,448)	N/A	2004
Manalapan, NJ	—	725	7,189	7,264	1,046	14,132	15,178	(11,007)	1971	1971
Manchester, MO	12,500	4,409	13,756	(6,799)	2,858	8,508	11,366	(999)	N/A	2017
Marlton, NJ	37,400	1,611	3,464	14,826	1,385	18,516	19,901	(13,510)	1973	1973
Massapequa, (portion leased through 2069)[3][4], NY	—	45,153	6,226	34,076	31,195	54,260	85,455	(183)	N/A	2020
Middletown, NJ	30,825	283	5,248	2,977	283	8,225	8,508	(7,087)	1963	1963
Millburn, NJ	22,489	15,783	25,837	(773)	15,783	25,064	40,847	(5,150)	N/A	2017
Montclair, NJ	7,250	66	419	472	66	891	957	(791)	1972	1972
Montehiedra, Puerto Rico	77,531	9,182	66,751	26,281	6,178	96,036	102,214	(44,211)	1996/ 2015	1997
Morris Plains, NJ	—	1,104	6,411	21,447	1,082	27,880	28,962	(9,694)	1961	1985
Mount Kisco, NY	11,760	22,700	26,700	4,780	23,297	30,883	54,180	(10,802)	N/A	2007
New Hyde Park (leased through 2029)[3], NY	—	—	4	—	—	4	4	(4)	1970	1976
Newington, CT	—	2,421	1,200	2,617	2,421	3,817	6,238	(1,613)	1965	1965
Norfolk (leased through 2069)[3], VA	—	—	3,927	15	—	3,942	3,942	(3,938)	N/A	2005
North Bergen (Kennedy Boulevard), NJ	—	2,308	636	261	2,308	897	3,205	(741)	1993	1959
North Bergen (Tonnelle Avenue), NJ	98,870	24,978	10,462	69,471	34,473	70,438	104,911	(23,307)	2009	2006
North Plainfield, NJ	24,658	6,577	13,983	795	6,577	14,778	21,355	(5,990)	1955	1989
Paramus (leased through 2033)[3], NJ	—	—	—	12,569	—	12,569	12,569	(6,764)	1957/ 2009	2003
Queens, NY	—	14,537	12,304	4,548	14,537	16,852	31,389	(3,406)	N/A	2015
Rochester (Henrietta) (leased through 2056)[3], NY	—	—	2,647	1,200	—	3,847	3,847	(3,639)	1971	1971
Rockville, MD	—	3,470	20,599	3,336	3,470	23,935	27,405	(11,365)	N/A	2005
Revere (Wonderland), MA	—	6,323	17,130	1,340	6,323	18,470	24,793	(3,536)	N/A	2019
Salem (leased through 2102)[3], NH	—	6,083	—	(1,821)	2,994	1,268	4,262	(127)	N/A	2006
South Plainfield (leased through 2039)[3], NJ	—	—	10,044	1,950	—	11,994	11,994	(4,750)	N/A	2007
Springfield (leased through 2025)[3], PA	—	—	—	80	—	80	80	(80)	N/A	2005
Staten Island, NY	—	11,446	21,262	5,183	11,446	26,445	37,891	(12,858)	N/A	2004

Description	Encumbrances	Initial cost to company Land	Building and improvements	Costs capitalized subsequent to acquisition	Gross amount at which carried at close of period Land	Building and improvements	Total[2]	Accumulated depreciation and amortization[1]	Date of construction	Date acquired
Totowa, NJ	50,800	120	11,994	5,075	92	17,097	17,189	(15,757)	1957/ 1999	1957
Union (2445 Springfield Avenue), NJ	45,600	19,700	45,090	—	19,700	45,090	64,790	(17,566)	N/A	2007
Union (Route 22 and Morris Avenue), NJ	—	3,025	7,470	7,240	3,025	14,710	17,735	(7,071)	1962	1962
Walnut Creek (1149 South Main Street), CA	—	2,699	19,930	(1,003)	2,699	18,927	21,626	(4,228)	N/A	2006
Walnut Creek (Mt. Diablo), CA	—	5,909	—	3,062	2,589	6,382	8,971	(51)	N/A	2007
Watchung, NJ	25,581	4,178	5,463	3,121	4,441	8,321	12,762	(7,057)	1994	1959
Wheaton (leased through 2060)[3], MD	—	—	5,367	—	—	5,367	5,367	(2,180)	N/A	2006
Wilkes-Barre (461 - 499 Mundy Street), PA	—	6,053	26,646	(13,072)	3,133	16,494	19,627	(579)	N/A	2007
Woodbridge (Woodbridge Commons), NJ	22,100	1,509	2,675	6,078	1,539	8,723	10,262	(4,341)	1959	1959
Woodbridge (Plaza at Woodbridge), NJ	52,947	21,547	75,017	8,532	21,547	83,549	105,096	(13,971)	N/A	2017
Wyomissing (leased through 2065)[3], PA	—	—	2,646	1,147	—	3,793	3,793	(2,723)	N/A	2005
Yonkers, NY	24,996	63,341	110,635	15,785	65,433	124,328	189,761	(19,970)	N/A	2017
INDUSTRIAL:										
East Hanover, NJ	40,700	5,589	57,485	32,889	2,766	93,197	95,963	(23,461)	1972	1972 / 2021
Lodi (Route 17 North), NJ	—	238	9,446	4,488	238	13,934	14,172	(733)	1999	1975
TOTAL UE PROPERTIES	$ 1,699,491	$595,683	$ 1,741,570	$ 981,091	$535,770	$2,782,575	$3,318,345	$ (788,946)		
Leasehold Improvements, Equipment and Other	—	—	—	8,539	—	8,539	8,539	(2,539)		
TOTAL	$ 1,699,491	$595,683	$ 1,741,570	$ 989,630	$535,770	$2,791,114	$3,326,884	$ (791,485)		

[1] Depreciation of the buildings and improvements are calculated over lives ranging from one to forty years.
[2] Adjusted tax basis for federal income tax purposes was $1.9 billion as of December 31, 2022.
[3] The Company is a lessee under a ground or building lease. The building will revert to the lessor upon lease expiration.
[4] The increase in initial cost to the Company is due to the acquisitions of 40 Carmans Road.

URBAN EDGE PROPERTIES AND URBAN EDGE PROPERTIES LP
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
(Amounts in thousands)

The following is a reconciliation of real estate assets and accumulated depreciation:

	Year Ended December 31,		
	2022	2021	2020
Real Estate			
Balance at beginning of period	$ 3,205,450	$ 2,946,817	$ 2,748,785
Additions during the period:			
Land	11,984	33,473	68,536
Buildings & improvements	54,082	200,289	145,800
Construction in progress	101,696	97,401	27,550
	3,373,212	3,277,980	2,990,671
Less: Impairments, assets sold, written-off or reclassified as held for sale	(46,328)	(72,530)	(43,854)
Balance at end of period	$ 3,326,884	$ 3,205,450	$ 2,946,817
Accumulated Depreciation			
Balance at beginning of period	$ 753,947	$ 730,366	$ 671,946
Additions charged to operating expenses	83,866	80,288	81,691
	837,813	810,654	753,637
Less: Accumulated depreciation on assets sold, written-off or reclassified as held for sale	(46,328)	(56,707)	(23,271)
Balance at end of period	$ 791,485	$ 753,947	$ 730,366

TRUSTEES

EXECUTIVE OFFICERS

JEFFREY S. OLSON
Chairman and Chief Executive Officer

JEFFREY S. MOOALLEM
Executive Vice President and Chief Operating Officer

MARK J. LANGER
Executive Vice President and Chief Financial Officer

ROBERT C. MILTON III
Executive Vice President, General Counsel and Secretary

COMPANY DATA

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
Parsippany, New Jersey

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Co.
New York, New York

ANNUAL MEETING
The annual meeting of shareholders of Urban Edge Properties will be held online on May 3, 2023 at 9:00 a.m. by accessing www.virtualshareholdermeeting.com/UE2023.

REPORT ON FORM 10-K
Shareholders may obtain a copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission free of charge (except for exhibits), by writing to the Secretary, Urban Edge Properties, 888 Seventh Avenue, New York, New York 10019; or, visit the Company's website at www.uedge.com and refer to the Company's SEC Filings.



888 Seventh Avenue
New York, NY 10019
212.956.2555
www.uedge.com